Form 10-K, Exhibit 13
GENRAD INC
filed 1995-03-30
CIK 40972

                                                                      EXHIBIT 13
GENRAD, INC. AND SUBSIDIARIES

SELECTED FINANCIAL DATA
------------------------------------------------------------------------------------------------------------------------------
FIVE YEAR SUMMARY

(Dollar amounts in thousands, except per share amounts)
------------------------------------------------------------------------------------------------------------------------------
                                                                  1994          1993          1992          1991          1990
------------------------------------------------------------------------------------------------------------------------------
OPERATIONS:
Net sales and service revenues ..........................     $143,915      $158,704      $142,609      $156,391      $179,349
Gross margin ............................................       66,896        66,653        63,696        69,252        82,058

Income (loss) before extraordinary gain .................     $  5,419      $(43,797)     $ (7,406)     $(39,081)     $(26,197)
Extraordinary gain ......................................           --            --            --            --         5,083
------------------------------------------------------------------------------------------------------------------------------
Net income (loss) .......................................     $  5,419      $(43,797)     $ (7,406)     $(39,081)     $(21,114)
                                                              ================================================================

EARNINGS (LOSS) PER COMMON AND COMMON EQUIVALENT SHARE:
Primary before extraordinary gain .......................     $    .28      $  (2.42)     $   (.42)     $  (2.22)     $  (1.51)
Extraordinary gain ......................................           --            --            --            --           .29
------------------------------------------------------------------------------------------------------------------------------
Net income (loss) .......................................     $    .28      $  (2.42)     $   (.42)     $  (2.22)     $  (1.22)
                                                              ================================================================

Fully diluted before extraordinary gain .................     $    .27      $  (2.42)     $   (.42)     $  (2.22)     $  (1.51)
Extraordinary gain ......................................           --            --            --            --           .29
------------------------------------------------------------------------------------------------------------------------------
Net income (loss) .......................................     $    .27      $  (2.42)     $   (.42)     $  (2.22)     $  (1.22)
                                                              ================================================================

BALANCE SHEET
Current ratio ...........................................          1.3           1.2           1.8           1.7           2.3
Inventories .............................................       15,882        13,305        15,519        19,213        32,161
Total assets ............................................       79,708        77,116       100,151       117,024       150,463
Long-term debt ..........................................       48,917        48,851        48,785        48,719        48,653
Stockholders' equity (deficit) ..........................      (38,231)      (45,287)       (5,280)        3,547        42,375

OTHER DATA:
Number of employees* ....................................        1,096         1,184         1,363         1,370         1,661
Average weighted shares outstanding
Primary .................................................       19,694        18,132        17,798        17,642        17,391
Fully diluted ...........................................       19,884        18,132        17,798        17,642        17,391

*Includes contract employees


GENRAD, INC. AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
--------------------------------------------------------------------------------
FINANCIAL CONDITION AND OPERATING RESULTS

RESULTS OF OPERATIONS
The following table sets forth, for the periods indicated, the percentage of net revenues represented by certain items in the Company's Consolidated Statement of Operations.
-------------------------------------------------------------------------------------------

                                                           1994          1993         1992
-------------------------------------------------------------------------------------------
Net sales and service revenues .......................    100.0%        100.0%       100.0%
Cost of products and services sold ...................     53.5          58.0         55.3
                                                          -----         -----        -----
Gross margin .........................................     46.5          42.0         44.7

Selling, general and administrative expenses .........     30.4          34.0         33.2
Research and development .............................      9.5           9.7         14.2
Restructuring charges ................................       --          23.2           --
                                                          -----         -----        -----
Operating income (loss) ..............................      6.6         (24.9)        (2.7)
Other income (expense) ...............................     (2.0)         (2.7)        (2.7)
Income tax benefit (provision) .......................     (0.8)           --          0.2
                                                          -----         -----        -----
Net income (loss) ....................................      3.8%        (27.6)%       (5.2)%
                                                          =====         =====        =====


OPERATING RESULTS - 1994 vs. 1993:

Orders received for the Company's products and services were $156.6 million in 1994 as compared to $144.1 million in 1993. Included in orders received for 1993 were $11.9 million of orders related to product lines discontinued in the 1993 third quarter. The increase in 1994 product and service orders reflected increased demand for the Company's electronic manufacturing test products and a U.S. Marine Corps follow-on order in the amount of $12.2 million, related to a contract received by the Company in the third quarter of 1992.

Backlog at the end of 1994 was $31.7 million as compared to $19.0 million at the end of 1993. Backlog of U.S. Marine Corps orders totaled $9.1 million at the end of 1994, compared to $2.4 million at the end of 1993.

Net product and service revenues were $143.9 million for 1994 as compared to $158.7 million in 1993. The reduction between years is partially caused by the discontinuance of certain product lines during the 1993 third quarter. Discontinued product lines contributed $12.0 million in revenues in 1993. In addition, 1994 included
$20.4 million derived from contracts with Ford of Europe and the U.S. Marine Corps, as compared to $40.8 million in 1993. Service revenues decreased by $2.1 million. The decline in service rev-enues is the result of a reduction in the active installed base, a general reduction in service requirements by customers, and decreased revenues derived from services performed.

Revenues derived from the international market accounted for 55% in 1994 and 56% in 1993. Product and service revenues derived from the international market are subject to the risks of currency fluctuations. The U.S. dollar weakened during 1994 relative to most major foreign currencies, which had only a minor impact on the Company's international net revenue.

Gross margin as a percent of revenues increased to 46.5% in 1994 from 42.0% in 1993. Gross margins increased due to changes in product mix. Revenues from the Company's electronic manufacturing test products increased. Revenues from automotive electronics diagnostic systems and from the U.S. Marine Corps contract decreased, both of which have overall lower margins.
In addition, margins have improved as a percentage of revenues due to cost reductions achieved as a result of the 1993 restructuring and continued focus on material and manufacturing cost reduction programs. The margin improvements noted above have been partially offset, however, by the adverse effect of competitive pricing pressures.

Selling, general and administrative expenses decreased by $10.3 million to $43.7 million in 1994 from $54.0 million in 1993. The decline in expenses is related to the Company's 1993 restructuring which was initiated at the end of the third quarter of 1993 and resulted in a reduction in workforce, discontinued product lines, reduced facility costs and reduced depreciation. The decline is also related to a $5.0 million charge in 1993 for the establishment of patent litigation reserves and for the accelerated recognition of compensation expense associated with previously granted stock options and stock awards. Partially offsetting the above, the Company's operating expenses increased as a result of the Company's establishment of additional sales capacity and offices to service its automotive customers, increased costs associated with sales and operating performance incentive programs, and severance costs associated with various personnel changes.

Research and development expenses declined $1.6 million to $13.7 million in 1994 from $15.3 million in 1993. As a percentage of net product and service revenues, research and development costs decreased 0.2% to 9.5% in 1994. The decrease is primarily the result of the Company's 1993 restructuring program which resulted in a reduction of workforce, discontinued product lines, reduced facilities costs and reduced depreciation.

GENRAD, INC. AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
--------------------------------------------------------------------------------
FINANCIAL CONDITION AND OPERATING RESULTS (continued)

At the end of the third quarter of 1993, the Company initiated a program to divest certain product lines which were not consistent with the Company's strategy and to realign and resize operations to the expected revenue levels of the remaining core product lines. As a result, restructuring charges of $36.8 million were recorded in 1993. The restructuring charges included severance of $6.5 million, asset write-offs of $12.3 million, excess facilities reserves of $12.5 million, $3.2 million for discontinued product lines and $2.3 million for miscellaneous other costs.

The labor force was reduced by 12% beginning in the fourth quarter of 1993, resulting in cash outflows for severance of $1.3 million in 1993, $4.2 million in 1994 and expected cash outflows of $1.0 million in 1995. Asset write-offs of $12.3 million related principally to building and leasehold improvements of vacated and excess space, had no cash flow effect, and resulted in annual depreciation savings of $1.4 million in 1994. The Company's Fareham, England facility was sold for $1.7 million in July 1994, and its Bolton, Massachusetts facility was sold for $2.1 million in January 1995, consistent with the restructuring plan. The pro-ceeds from these sales approximated the carrying value of the assets sold.

Excess facilities reserves of $12.5 million relate primarily to losses in leases for vacated domestic and European facilities. Cash out-flows related to excess facilities, provided as part of the 1993 restructuring, were $0.4 million in 1993, $3.2 million in 1994 and are estimated to be $1.4 million in 1995 and $7.5 million thereafter. Most of the estimated cash outflows for excess facilities costs, in 1995 and thereafter, relate to two buildings: one in Milpitas, California, with a lease expiration date of March 1998; and the other in Maidenhead, England, with a lease expiration date of December 2013. As part of the restructuring plan, the Milpitas, California building has been partially subleased through July 1997, and the Maidenhead building has been fully subleased through February 1999. As the Company continues to restructure current leasing arrangements, the utilization of excess facilities reserves and related cash flows may differ from present estimates.

The $3.2 million provided for discontinued product lines relates both to the sale of the Design Automation Products (DAP) product line and to the sale of the Structural Test Products (STP) product line. The DAP product line was sold in March 1994 resulting in net cash inflows of approximately $0.2 million in 1994. The STP product line was sold in March 1995 for cash of $1.1 million, and receivables of approximately $1.1 million were retained and are expected to be collected in the normal course of business. The
STP sale is expected to result in the reversal of a portion of the restructuring reserves in the first quarter of 1995.

On January 31, 1995, the Company ceased all benefit accruals under the Company's domestic noncontributory defined benefit pension plan as part of its redesigning of the Company's employee benefit plans. Participants of the plan who meet vesting require-ments will earn benefits based on years of service and compen-sation earned through January 31, 1995. This change will result in the Company recognizing a curtailment gain of $1,946,000 in the first quarter of 1995.

The Company is a named defendant in a patent infringement litigation matter with a competitor. During the 1993 fourth quarter, the Company established a reserve to cover its best estimate of the outcome of settlement negotiations and legal costs. During the 1994 first quarter, the Company increased its estimate of legal costs and recorded such increase in general and administrative expenses. Management believes the suit is without merit and intends to contest the suit vigorously. In management's opinion, current reserves are adequate to cover the expected outcome of the dispute. An adverse result in this litigation could have a material adverse effect on the Company's financial condition, results of operations or liquidity.

Other income and expense includes foreign currency exchange gains and losses, the cost of hedging and certain miscellaneous expenses. Other income (expense) increased by $1.0 million to $0.7 million in 1994 from $(0.3) in 1993. This resulted primarily due to favorable foreign currency fluctuations in relation to the Company's hedged position, which more than offset the cost of hedging and other expenses in 1994 as compared to 1993.

The Company buys and sells foreign currencies using forward contracts intended to hedge payables and receivables denomi-nated in foreign currencies. The Company primarily trades in U.S. dollars and European currencies. At December 31, 1994, the Company had forward exchange contracts to sell $7.9 million in foreign currencies, all of which were European denominated.

The provision for taxes in 1994 and 1993 represents foreign and state income taxes. The Company utilized existing operating loss carryforwards to offset current requirements for United States federal income taxes.


OPERATING RESULT5 - 1993 vs. 1992:

Orders for the Company's products and services were $144.1 million in 1993 as compared to $154.7 million in 1992. The 1992 amount reflects the initial orders for the Company's FDS 2000 automotive electronics diagnostic system from Ford of Europe as well as the initial order from the U.S. Marine Corps in the amount of $14.2 million for specialty board test products. Orders for 1993 and for 1992 included $11.9 million and $21.7 million, respectively, related to discontinued product lines. Without the preceding, orders in 1993 increased for in-circuit testers, including the current GR228X combinational testers and automotive diagnostic products.

The Company's sales increased by $16.1 million or 11.3% in 1993 to $158.7 million from $142.6 million in 1992. The increase resulted in part from greater shipments to Ford of Europe during 1993 under the terms of a contract in which shipments initiated in November

GENRAD, INC, AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
--------------------------------------------------------------------------------
FINANCIAL CONDITION AND OPERATING RESULTS (continued)

1992 and from revenues under the U.S. Marine Corps contract which were $12.8 million in 1993 and $1.3 million in 1992. In addi-tion, revenues from the Company's core board-test business also increased during 1993 in relation to 1992. Partially offsetting the above revenue increases was a decline in revenues from discontinued products which amounted to $12.0 million in 1993 and $22.0 million in 1992 and from a decline in service revenues of approximately 12% during 1993. The decline in service revenues is the result of a reduction in the active installed base due to lower unit shipments in recent years and from a general reduc-tion in service requirements by many customers.

Sales to the international market accounted for 56% of sales for 1993, as compared to 58% in 1992.

Backlog at the end of 1993 was $19.0 million as compared to $35.4 million at the end of 1992. Backlog relating to the U.S. Marine Corps order as of the end of 1993 totaled $2.4 million, compared to $12.6 million at the end of 1992. Backlog for 1993 excluded orders related to discontinued products. Backlog for 1992 included $3.5 million of orders related to discontinued products.

Gross margin as a percent of sales decreased to 42.0% for 1993 from 44.7% in 1992. Gross margin was adversely impacted by competitive pricing pressures and generally lower margins on sales to automotive and government customers, which in 1993 represented an increased portion of the Company's revenues in relation to prior periods. Service gross margins as a percent of sales decreased slightly, mainly as a result of the decline in revenues.

Selling, general and administrative expenses increased by $6.6 million in 1993 from 1992 primarily due to a $5.0 million charge for the establishment of patent litigation reserves and for the accelerated recognition of compensation expense related to stock options, a $1.6 million charge in the second quarter of 1993 for severance and related costs associated with the realignment of certain members of senior corporate and international management, and increased incentive costs in support of higher sales volume.

Research and development expenses declined in 1993 in com-parison to 1992 by $4.9 million as a result of another restructuring which began in 1991, from direct absorption of certain expenses into product costs related to the U.S. Marine Corps contract and from a reduction in the number of engineers. Research and devel-opment expenses declined as a percentage of sales, reflecting higher sales volume and a decrease in expenses.

At the end of the third quarter 1993, the Company initiated a pro-gram to divest certain product lines which were not consistent with the Company's strategy and to realign and resize operations to the expected revenue levels of the remaining core product lines. As a result, restructuring charges of $36.8 million were recorded in 1993. The restructuring charges included severance of $6.5 million, asset write-offs of $12.3 million, excess facilities reserves of $12.5 million, $3.2 million for discontinued product lines and $2.3 million for miscellaneous other costs. For further discussion, see the Operating Results-1994 vs. 1993 section in this Management's Discussion and Analysis of Financial Condition and Operating Results.

Interest income decreased in 1993 in relation to 1992 as a result of an overall reduction in cash balances available for investing and a general decline in interest rates. During the same periods, interest expense decreased due to lower short-term borrowings and lower interest rates. Other income and expense in 1992 included the following non-operating items: the receipt of a customs rebate, royalty income and a payment on the sale of a product line.

The 1993 tax benefit is due to tax refunds from net operating loss carryback claims, net of foreign and state income taxes.

In December 1990, the Financial Accounting Standards board issued Statement No. 106, "Employers' Accounting for postretirement Benefits Other Than Pensions." This Statement requires employers to accrue the cost of postretirement benefits during the years that the employee renders the service and was effective for fiscal year 1993. The Company adopted this State-ment in 1993 and it will recognize the unrecognized transition obligation of approximately $11 million on the delayed recogni-tion method over a period of 20 years. A curtailment loss of $1.1 million due to workforce reductions was recorded in 1993. The Company's postretirement benefit plans have been modified and include a limit on the cost of the Company's contribution for all retirees and increased contributions for future retirees.

In February 1992, the Financial Accounting Standards Board issued Statement No. 109, "Accounting for Income Taxes." The Company was required to adopt the Statement in 1993. The adoption of this Statement did not have a material impact on the Company's financial position or results of operations.

LIQUIDITY AND CAPITAL RESOURCES:

Cash and equivalents decreased $0.8 million in 1994. Operating activities provided $4.6 million in cash, $3.8 million of which was used to repay short-term borrowings.

Capital expenditures in 1994 totaled $5.0 million. Additions to property, plant and equipment were primarily for equipment used in research and development and manufacturing. Capital expenditure commitments were not significant at 1994 year-end. Capital expenditures for 1995 are expected to be $6.1 million, primarily for equipment to be used in research and development and manufacturing. These expenditures are anticipated to be financed through internally generated funds.

The Company is party to long-term leases from a product line discontinued in 1987 and vacated domestic and European facili-ties provided for in the Company's 1993 and prior restructurings.

GENRAD, INC, AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
--------------------------------------------------------------------------------
FINANCIAL CONDITION AND OPERATING RESULTS (continued)

Cash of $6.5 million was used to fund these arrangements in 1994 and at December 31, 1994 reserves for excess facilities relating to these long-term leases totaled $13.2 million. The Company is projecting that cash of approximately $5.2 million will be used in 1995 to fund these arrangements. Additionally, the Company projects that $5.4 million is expected to be used in 1995 to fund severance, litigation and legal costs and other miscellaneous charges provided for in the restructuring.

The Company's primary source of liquidity is internally generated funds. The Company also has existing available secured lines of credit of up to $14.2 million, of which no borrowings were outstanding at the end of 1994. The total available borrowings consist of a $12.0 million U.S. credit facility entered into in June 1992 which expires on December 31, 1996, and $2.2 million in a U.K. credit facility. At December 31, 1994, the Company had an available borrowing capacity of $12.0 million under the U.S.
credit facility. Borrowings under the credit facility are subject to compliance with specified financial and operating covenants and are secured by all of the Company's domestic assets. Additionally, the U.K. credit facility is secured by all of the Company's U.K. assets and is payable on demand.

The terms of the Company's 7 1/4% Convertible Subordinated Debentures require the Company to make annual sinking fund payments of $2.875 million starting in May 1996. As a result of the Company having repurchased $7.5 million of the Debentures during 1990, the Company may use the previous repurchase in lieu of sinking fund payments and defer the initiation of such payments until 1998.

It is the intention of the Company to reinvest unremitted earnings of foreign subsidiaries outside the United States. Accordingly, Federal income taxes have not been provided and foreign with-holding taxes would be due upon remittance. There are no restrictions on the payment of intercompany accounts.

The Company's ability to fund its working capital and capital expenditure requirements, make interest payments on its convertible debentures and other borrowings and meet its other cash obligations, including those arising from its recent restructurings, may depend, among other things, on internally generated funds and the continued availability and compliance with its credit facilities. Management believes that internally generated funds and its available credit facilities will provide the Company with sufficient sources of funds to satisfy its anticipated requirements in 1995. However, if there is a significant reduction in internally generated funds, the Company may require signifi-cant funds from outside financing sources. In such event, there can be no assurance that the Company would be able to obtain such funding as and when required or on acceptable terms.

Inflation during the years presented did not have any significant effects on the operations of the Company. Due to the current market environment, certain products have been repositioned in the market with product changes and various price changes, both upward and downward. The Company attempts to mitigate inflationary cost increases by continued improvements in manu-facturing efficiency achieved through the use of improved methods and technology.

FACTORS THAT MAY AFFECT FUTURE RESULTS:

The Company's future operating results are dependent on the Company's ability to develop, manufacture and market technologically innovative products that meet customer needs, fund its working capital, capital expenditure and financing requirements and meet its cash obligations, including those arising from past restructurings.

The market for the Company's products is characterized by rapid technological change, evolving industry standards, changes in customer needs and frequent new product introductions, and is therefore highly dependent on timely product innovation. Competition in the markets in which the Company operates is intense. The introduction by the Company or its competitors of products embodying new technology or the emergence of new industry standards or practices could render the Company's existing products obsolete or otherwise unmarketable. The Company's ability to develop and market products and services that successfully meet changing market needs will impact future results. A portion of future revenues will come from new products and services. The Company cannot determine the ultimate effect that new products and services will have on revenues, earnings and stock price.

The Company is dependent upon a number of suppliers for several key components of its products. The loss of certain of the Company's suppliers or substantial price increases imposed by suppliers could have a material adverse effect on the Company.

The Company is exposed to risks inherent in international trade and operations as a result of its international sales and operation of its manufacturing facility in Manchester, England. Such trade and operations expose the Company to continuing risks, such as unpredictable and potentially inconsistent regulatory require-merits, political and economic changes, tariffs or other trade restrictions, transportation delays, foreign currency fluctuations and labor disruptions.

The Company is currently subject to patent infringement litigation. The Company may be subject to patent or product liability claims in the future. A successful claim brought against the Company in excess of available insurance coverage or any claim that results in significant adverse publicity may have a material adverse effect on the Company's competitive position, financial condition, results of operations or liquidity.

GENRAD, INC. AND SUBSIDIARIES

MANAGEMENT REPORT
--------------------------------------------------------------------------------

The accompanying consolidated financial statements and related information included in the Annual Report are the responsibility of management. The financial statements were prepared in conformity with generally accepted accounting principles appropriate in the circumstances, based on management's best estimates and judgments.

Management believes that the Company's internal control systems provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. Judgments are required to assess and balance the relative cost and expected benefits of these control systems.

The current financial statements have been audited by Arthur Andersen LLP, the Company's independent public accountants whose audit report appears below. Their audit included a review of the system of internal controls to the extent considered necessary by them to determine the audit procedures required to support their opinion.

The Board of Directors, through its Audit Committee consisting solely of outside directors of the Company, is responsible for reviewing and monitoring the Company's financial reporting and accounting practices. Arthur Andersen LLP has full and free access to the Audit Committee, and meets with the Committee, with and without the presence of management.


/s/ George A. O'Brien

George A. O'Brien
Vice President,
Chief Financial Officer and Secretary


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------

STOCKHOLDERS AND BOARD OF DIRECTORS
GENRAD, INC.

We have audited the accompanying consolidated balance sheets of GenRad, Inc. and subsidiaries as of December 31, 1994 and January 1, 1994, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GenRad, Inc. and subsidiaries as of December 31, 1994 and January 1, 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

As described in the Retirement Benefits Note to the Consolidated Financial Statements, effective January 3, 1993, the Company changed its method of accounting for Postretirement Benefits other than Pensions.


/s/ Arthur Andersen LLP

Boston, Massachusetts
February 8, 1995
(except with respect to the matters discussed in Note 14, as to which the date is March 2, 1995)

GENRAD, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
-----------------------------------------------------------------------------------------------

Years ended December 31, 1994, January 1, 1994 and January 2, 1993
(In thousands, except per share amounts)
-----------------------------------------------------------------------------------------------
                                                                     1994       1993       1992
-----------------------------------------------------------------------------------------------
Revenues:
    Sales of products ......................................     $109,000   $121,192   $100,231
    Sales of services ......................................       34,915     37,512     42,378
-----------------------------------------------------------------------------------------------
                                                                  143,915    158,704    142,609
-----------------------------------------------------------------------------------------------

Costs and expenses:
    Cost of products sold ..................................       57,813     70,044     55,010
    Cost of services sold ..................................       19,206     22,007     23,903
-----------------------------------------------------------------------------------------------
                                                                   77,019     92,051     78,913

    Selling, general and administrative ....................       43,698     54,006     47,362
    Research and development ...............................       13,716     15,342     20,278
    Restructuring charges ..................................           --     36,848         --
-----------------------------------------------------------------------------------------------
                                                                  134,433    198,247    146,553
-----------------------------------------------------------------------------------------------
Operating income (loss) ....................................        9,482    (39,543)    (3,944)
-----------------------------------------------------------------------------------------------

Other income (expense):
    Interest income ........................................          249        258        582
    Interest expense .......................................       (3,958)    (4,234)    (4,558)
    Other, net .............................................          728       (307)       200
-----------------------------------------------------------------------------------------------
                                                                   (2,981)    (4,283)    (3,776)
-----------------------------------------------------------------------------------------------

Income (loss) before income taxes ..........................        6,501    (43,826)    (7,720)
Income tax provision (benefit) .............................        1,082        (29)      (314)
-----------------------------------------------------------------------------------------------
Net income (loss) ..........................................     $  5,419   $(43,797)  $ (7,406)
                                                                 ==============================
Net income (loss) per common and common equivalent share:
    Primary ................................................     $    .28   $  (2.42)  $   (.42)
                                                                 ==============================
    Fully diluted ..........................................     $    .27   $  (2.42)  $   (.42)
                                                                 ==============================

The accompanying notes are an integral part of these Consolidated Financial Statements.



                                                                           (27)

GENRAD, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------


December 31, 1994 and January 1, 1994
(In thousands)
--------------------------------------------------------------------------------
                                                                1994      1993
--------------------------------------------------------------------------------
ASSETS
Current Assets:
 Cash and equivalents ...................................... $  7,613  $  8,418
 Accounts receivable, less allowances of $1,316 and $1,462..   31,140    30,994
 Inventories ...............................................   15,882    13,305
 Other current assets ......................................    4,347     2,846
--------------------------------------------------------------------------------
     Total current assets ..................................   58,982    55,563
--------------------------------------------------------------------------------
Property, plant and equipment, net .........................   14,547    16,073
Other assets ...............................................    1,221     1,380
Assets held for sale .......................................    4,958     4,100
--------------------------------------------------------------------------------
                                                             $ 79,708  $ 77,116
                                                             ==================

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
 Notes payable to banks .................................... $     --  $  3,475
 Trade accounts payable ....................................    8,244     5,437
 Accrued liabilities .......................................   26,505    27,330
 Accrued compensation and employee benefits ................    8,797    10,134
 Accrued income taxes ......................................      935        --
--------------------------------------------------------------------------------

     Total current liabilities .............................   44,481    46,376
--------------------------------------------------------------------------------

Long-term Liabilities:
 Long-term debt ............................................   48,917    48,851
 Accrued pensions and benefits .............................   13,898    12,985
 Future lease costs of unused facilities ...................    8,011    12,682
 Other long-term liabilities ...............................    2,632     1,509
--------------------------------------------------------------------------------
 Total long-term liabilities ...............................   73,458    76,027
--------------------------------------------------------------------------------

Stockholders' Equity (Deficit):
 Common stock, $1 par value-authorized 60,000,000 shares;
    issued and outstanding 19,342,000 and 18,530,000 .......   19,342    18,530
 Additional paid-in capital ................................  105,925   105,177
 Accumulated deficit ....................................... (161,073) (166,492)
 Cumulative foreign currency translation loss ..............   (2,425)   (2,502)
--------------------------------------------------------------------------------
    Total stockholders' equity (deficit) ...................  (38,231)  (45,287)
--------------------------------------------------------------------------------
                                                             $ 79,708  $ 77,116
                                                             ==================

The accompanying notes are an integral part of these Consolidated Financial Statements.


(28)

GENRAD, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
-----------------------------------------------------------------------------------------------------------------------------------

Years ended December 31, 1994, January 1, 1994 and January 2, 1993
(In thousands)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                 CUMULATIVE             TOTAL
                                               COMMON                                               FOREIGN            STOCK-
                                               STOCK,        ADDITIONAL        ACCUMULATED         CURRENCY          HOLDERS'
                                               $1 PAR           PAID-IN             EQUITY      TRANSLATION            EQUITY
                                                VALUE           CAPITAL           (DEFICIT)      GAIN (LOSS)         (DEFICIT)
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 28, 1991 ..............   $17,772          $101,422          $(115,289)          $ (358)          $ 3,547
Net loss ..................................        --                --             (7,406)              --            (7,406)
Translation adjustment ....................        --                --                 --           (1,967)           (1,967)
Cash proceeds from stock issued under
  Employee Stock Plans ......................      71               475                 --               --               546
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 2, 1993 ................    17,843           101,897           (122,695)          (2,325)           (5,280)
Net loss ..................................        --                --            (43,797)              --           (43,797)
Translation adjustment ....................        --                --                 --             (177)             (177)
Cash proceeds from stock issued under
  Employee Stock Plans ......................     458               728                 --               --             1,186
Stock option and award
  compensation expense ......................     229             2,552                 --               --             2,781
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1994 ................    18,530           105,177           (166,492)          (2,502)          (45,287)
Net income ................................        --                --              5,419               --             5,419
Translation adjustment ....................        --                --                 --               77                77
Cash proceeds from stock issued under
  Employee Stock Plans ......................     812               697                 --               --             1,509
Stock option and award
  compensation expense ......................      --                51                 --               --                51
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994 ..............   $19,342          $105,925          $(161,073)        $ (2,425)         $(38,231)
                                               ==============================================================================

The accompanying notes are an integral part of these Consolidated Financial Statements.

                                                                                                                                (29)



        GENRAD, INC. AND SUBSIDIARIES
        CONSOLIDATED STATEMENT OF CASH FLOWS
        -----------------------------------------------------------------------------------------------------------------
        Years ended December 31, 1994, January 1, 1994 and January 2, 1993
        (In thousands)
        -----------------------------------------------------------------------------------------------------------------
                                                                                             1994        1993        1992
        -----------------------------------------------------------------------------------------------------------------
        OPERATING ACTIVITIES:
        Net income (loss) ..............................................................    $5,419    $(43,797)   $(7,406)
        Adjustments to reconcile net income (loss) to net cash provided by
        (used in) operating activities:
            Depreciation and amortization ..............................................     5,812       9,714     11,715
            Loss on sales, write-off and write-down of property, plant, and equipment ..       388      11,413        779
            Provision for losses on accounts receivable ................................       448         340        458
            Provision for stock option and award compensation expense ..................        51       2,781        444
            Provision (payment) for lease costs of excess facilities, net ..............    (5,917)      8,174     (2,691)
            Gain on sale of product line ...............................................        --          --       (645)
            Increase (decrease) resulting from changes in
            operating assets and liabilities:
            Accounts receivable ........................................................    (1,896)      1,226     (7,020)
            Inventories ................................................................    (2,789)      1,116      2,728
            Prepaid expenses ...........................................................    (1,576)      2,712     (1,323)
            Trade accounts payable .....................................................     3,062      (3,135)     2,775
            Income taxes ...............................................................       912          (2)        42
            Accrued liabilities ........................................................       430       7,983     (1,479)
            Accrued compensation and employee benefits .................................      (596)      5,094     (3,691)
            Other, net .................................................................       875       1,422       (398)
        -----------------------------------------------------------------------------------------------------------------
               Net cash provided by (used in) operating activities ....................     4,623       5,041     (5,712)
        -----------------------------------------------------------------------------------------------------------------

        INVESTING ACTIVITIES:
         Purchases of property, plant and equipment ....................................    (5,033)     (5,917)    (5,020)
         Proceeds from sale of property, plant and equipment ...........................       316         211        475
         Proceeds from sale of assets held for sale ....................................     1,736          --         --
         Sale of product line ..........................................................        --          --        645
        -----------------------------------------------------------------------------------------------------------------
               Net cash used in investing activities ...................................    (2,981)     (5,706)    (3,900)
        -----------------------------------------------------------------------------------------------------------------

        FINANCING ACTIVITIES:
          Net change in notes payable ..................................................    (3,781)     (1,028)     1,455
          Proceeds from employee stock plans ...........................................     1,509       1,186        546
        -----------------------------------------------------------------------------------------------------------------
                Net cash provided by (used in) financing activities ....................    (2,272)        158      2,001
        -----------------------------------------------------------------------------------------------------------------

        EFFECTS OF EXCHANGE RATES ON CASH ..............................................      (175)        304        722
        -----------------------------------------------------------------------------------------------------------------

        DECREASE IN CASH AND EQUIVALENTS ...............................................      (805)       (203)    (6,889)

        CASH AND EQUIVALENTS AT BEGINNING OF YEAR ......................................     8,418       8,621     15,510
        -----------------------------------------------------------------------------------------------------------------

        CASH AND EQUIVALENTS AT END OF YEAR ............................................    $7,613     $ 8,418    $ 8,621
                                                                                            =============================

        The accompanying notes are an integral part of these Consolidated Financial Statements.

(30)

GENRAD, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1: SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant inter-company transactions and balances have been eliminated.

REVENUE RECOGNITION: Revenue from product sales is generally recognized at the time the product is shipped or delivered based on shipping terms. Service revenue is recognized over the contractual period on a straight-line basis for service contracts or as services are performed.

INCOME TAXES: Effective January 3, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This standard determines deferred taxes based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the currently enacted tax laws. Prior to the implementation of this Statement, the Company accounted for income taxes under SFAS No. 96.

NET INCOME (LOSS) PER COMMON AND COMMON EQUIVALENT SHARE: Primary net income
(loss) per common and common equivalent share is calculated based on the weighted average number of common shares outstanding during the period plus, in periods in which they have a dilutive effect, the effect of common shares contingently issuable from stock options. Fully diluted net income (loss) per common and common equivalent share is calculated consistent with primary net income per common and common equivalent share but reflects additional dilution from stock options due to the use of the market price at the end of the period when it is higher than the average price for the period.

CASH AND EQUIVALENTS: All highly liquid investments with a maturity of three months or less when purchased are classified as cash equivalents.

INVENTORY VALUATION: Inventories include material, labor and overhead and are stated at the lower of cost (first-in, first-out method) or market.

PROPERTY, PLANT AND EQUIPMENT: These assets are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets (buildings and improvements, 10 to 40 years; machinery and equipment, 3 to 8 years; and service parts, 7 years).

INTANGIBLE ASSETS: The cost of patents and trademarks acquired is amortized on a straight-line basis over their estimated useful lives.

FOREIGN CURRENCY TRANSLATION: All balance sheet accounts of foreign subsidiaries are translated at the current exchange rates and statement of operations items are translated at the average exchange rates during the year. Resulting translation adjustments are made directly to a separate component of stockholders' equity (deficit).

The effect of foreign currency transaction gains and losses included in the determination of 1994, 1993 and 1992 results of operations was not material.

FOREIGN EXCHANGE CONTRACTS: The Company enters into foreign exchange contracts as a hedge against certain currency transactions. Market value gains and losses are recognized and the resulting gain or loss offsets foreign exchange gains or losses on those transactions.

FISCAL YEAR:  The Company's fiscal year ends on the Saturday nearest December
31. Fiscal years 1994 and 1993 include 52 weeks and fiscal year 1992 includes 53 weeks.

RECLASSIFICATIONS: Certain reclassifications have been made to the 1993 and 1992 Consolidated Statement of Operations, and to the 1993 and 1992 Consolidated Statement of Cash Flows, to conform to the 1994 presentation. $4,983,000 for patent litigation reserves and compensation associated with the acceleration of stock options previously reported as a component of restructuring charges have been reclassified to selling, general and administrative in the 1993 Consolidated Statement of Operations. Sales of products and sales of services amounts for 1993 and 1992 have been reclassified to conform to 1994 classifications.

--------------------------------------------------------------------------------

NOTE 2: PROVISIONS FOR RESTRUCTURING

At the end of the third quarter of 1993, the Company initiated a program to divest certain product lines which were not consistent with the Company's strategy and to realign and resize operations to the expected revenue levels of the remaining core product lines. As a result, restructuring charges of $36.8 million were recorded in 1993. The restructuring charges included severance of $6.5 million, asset write-offs of $12.3 million, excess facilities reserves of $12.5 million, $3.2 million for discontinued product lines and $2.3 million for miscellaneous other costs.

The labor force was reduced by 12% beginning in the fourth quarter of 1993, resulting in cash outflows for severance of $1.3 million in 1993, $4.2 million in 1994 and expected cash outflows of $1.0 million in 1995. Asset write-offs of $12.3 million related principally to building and leasehold improvements of vacated and excess space, had no cash flow effect, and resulted in annual depreciation savings of $1.4 million in 1994. The Company's Fareham, England facility

GENRAD, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
--------------------------------------------------------------------------------

NOTE 2: PROVISIONS FOR RESTRUCTURING (continued)

was sold for $1.7 million in July 1994, and its Bolton, Massachusetts facility was sold for $2.1 million in January 1995, consistent with the restructuring plan. The proceeds from these sales approximated the carrying value of the assets sold.

Excess facilities reserves of $12.5 million relate primarily to losses in leases for vacated domestic and European facilities. Cash outflows related to excess facilities, provided as part of the 1993 restructuring, were $0.4 million in 1993, $3.2 million in 1994 and are estimated to be $1.4 million in 1995 and $7.5 million thereafter. Most of the estimated cash outflows for excess facilities costs, in 1995 and thereafter, relate to two buildings: one in Milpitas, California, with a lease expiration date of March 1998; and the other in Maidenhead, England, with a lease expiration date of December 2013. As part of the restructuring plan, the Milpitas, California building has been partially subleased through July 1997, and the Maidenhead building has been fully subleased through February 1999. As the Company continues to restructure current leasing arrangements, the utilization of excess facilities reserves and related cash flows may differ from present estimates.

The $3.2 million provided for discontinued product lines relates both to the sale of the Design Automation Products (DAP) product line and to the sale of the Structural Test Products (STP) product line. The DAP product line was sold in March 1994 resulting in net cash inflows of approximately $0.2 million in 1994. The STP product line was sold in March 1995 for cash of $1.1 million, and receivables of approximately $1.1 million were retained and are expected to be collected in the normal course of business. The STP sale is expected to result in the reversal of a portion of the restructuring reserves in the first quarter of 1995.


NOTE 3: INVENTORIES
(In thousands)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                           1994            1993
-------------------------------------------------------------------------------------------------------------------------------
Raw materials ..................................................................................        $ 7,205         $ 6,480
Work in process ................................................................................          4,853           3,068
Finished goods .................................................................................          3,824           3,757
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                        $15,882         $13,305
                                                                                                        =======================


NOTE 4: PROPERTY, PLANT AND EQUIPMENT
(In thousands)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                           1994            1993
-------------------------------------------------------------------------------------------------------------------------------
Land ...........................................................................................       $    525        $    512
Buildings ......................................................................................         24,692          25,591
Machinery and equipment ........................................................................         65,064          67,896
Service parts ..................................................................................         14,167          16,640
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                        1O4,448         110,639
Less: Accumulated depreciation .................................................................         89,901          94,566
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                       $ 14,547        $ 16,073
                                                                                                       ========================


NOTE 5: ACCRUED LIABILITIES
(In thousands)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                           1994            1993
-------------------------------------------------------------------------------------------------------------------------------
Lease costs of unused facilities ...............................................................       $  5,226        $  6,472
Customer prepayments ...........................................................................          6,217           5,098
Warranty and installation ......................................................................          2,406           2,849
Other accrued liabilities ......................................................................         12,656          12,911
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                       $ 26,505        $ 27,330
                                                                                                       ========================




(32)

        GENRAD, INC. AND SUBSIDIARIES
        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
        ----------------------------------------------------------------------------------------------------------------

        NOTE 6: ACCRUED PENSIONS AND BENEFITS
        (In thousands)
        ----------------------------------------------------------------------------------------------------------------
                                                                                                         1994       1993
        ----------------------------------------------------------------------------------------------------------------
        /S/
        Accrued U.S. pension cost ..............................................................      $ 7,997    $ 7,533
        Accrued foreign pension cost ...........................................................        3,789      3,818
        Postretirement health care and life insurance benefits .................................        2,112      1,634
        ----------------------------------------------------------------------------------------------------------------
                                                                                                      $13,898    $12,985
                                                                                                      ==================
        NOTE 7: DEBT
        (In thousands)
        ----------------------------------------------------------------------------------------------------------------
                                                                                                         1994       1993
        ----------------------------------------------------------------------------------------------------------------
        7 1/4% Convertible Subordinated Debentures, due 2011 ..................................       $48,917    $48,851
                                                                                                      ==================


        In May 1986, the Company issued $57,500,000 principal amount of 7 1/4% Convertible Subordinated Debentures.
        The Debentures are convertible at the option of the holder into Common Stock of the Company at $14 3/8 per share.
        The Debentures are unsecured and subordinated to senior indebtedness of the Company. Interest is payable May 1 and November 1. The unamortized bond issuance expense was $1,083,000 at December 31, 1994 and $1,149,000 at
        January 1, 1994. The payment of dividends and the repur-chase of Common Stock of the Company is restricted by the indenture agreement.

        The Debentures are subject to redemption at par through the operation of a mandatory sinking fund with payments beginning May 1, 1996, which is calculated to retire 75% of the Debentures prior to maturity. The terms of the Debenture require the Company to make annual sinking fund payments of $2,875,000 starting in May 1996. In 1990, the Company retired early $7,500,000 principal amount of the Debentures. As a result, the Company may use the repurchase in lieu of sinking fund payments and defer the initiation of such payments until 1998.

        In June 1992, the Company entered into a secured
        Revolving Credit Agreement that has been subsequently amended and provides for eligible borrowings of up to $12 million at prime lending rates (8.5% at December 31, 1994) plus 2 1/2% or 9%, whichever is greater. This agreement has been extended to December 31, 1996. Eligible borrowings under the agreement are based on accounts receivable and other assets and determined according to a formula.
        At December 31, 1994, $12.0 million was available under the formula. The borrowings under the credit facility are secured by all of the Company's domestic assets and are subject to compliance tests and restrictions. At year-end, the Company had no outstanding borrowings under this agreement.

        The Company has a line of credit of $2.2 million with U.K. bank. At December 31, 1994, the Company had no outstanding borrowings under this agreement.
        Interest paid amounted to $4,051,000 in 1994, $4,264,000
        in 1993 and $4,493,000 in 1992.


        NOTE 8: FINANCIAL INSTRUMENTS
        AND RISK MANAGEMENT
        The Company operates internationally and is exposed to market risks from changes in foreign exchange rates. Derivative financial instruments are utilized by the Company to reduce those risks. The Company does not hold or issue financial instruments for trading purposes.

        The Company enters into foreign exchange contracts to hedge certain purchases and accounts receivable denomi-nated in foreign currencies (principally European curren-cies). The term of the currency derivatives is rarely more than six months. The purpose of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual net cash inflows resulting from the sale of products to foreign customers and purchases from foreign suppliers will be adversely affected by changes in exchange rates.

        At December 31, 1994, the Company had contracts maturing through April 20, 1995 to sell $7,886,000, net, of foreign cur-rency (sell 9,645,000 French francs, 1,888,000 British pounds, 2,058,074,000 Italian lira and 2,766,000 German marks) at various rates.
                                                                 (33)

GENRAD, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
--------------------------------------------------------------------------------

NOTE 9: STOCK PLANS

STOCK OPTION PLANS: The Company has three stock option plans: a 1982 plan of 2,700,000 shares (terminated in 1991); a 1991 plan (amended in 1994) for 4,500,000 shares for which key employees are participants; and a 1991 plan of 100,000 shares for non-employee directors.

In general, shares granted under these plans are exercisable in installments based on stock price or years of service. Shares issued under each plan may be either non-qualified stock options or incentive stock options. No accounting recognition is given to stock options with exercise prices equal to fair market value on the grant date until the options are exercised, at which time the proceeds are credited to the stockholders' equity accounts. For options with an exercise price less than fair market value on the grant date, the amount that the fair market value exceeds the exercise price is charged to compensation expense over the period the options vest.

In 1993, the Company charged $2,781,000 to compensation expense for stock options and restricted stock awards, of which $1,983,000 is included in selling, general and administrative expenses as it relates to the acceleration of vesting voted by the Compensation Committee of the Board of Directors during 1993. Compensation amounts in 1994 and 1992 were immaterial.

Stock option activity is summarized below (thousands of shares):

------------------------------------------------------------------------------------------------------------------------------------
                                                             1994                        1993                       1992
------------------------------------------------------------------------------------------------------------------------------------
                                                    Total          Average      Total         Average      Total           Average
                                                   Shares     Option Price     Shares    Option Price     Shares      Option Price
------------------------------------------------------------------------------------------------------------------------------------
Options:
Outstanding at beginning of year ...............    2,071            $2.41      1,710           $2.31      2,017             $3.25
Granted ........................................    3,192             5.59      1,065            2.13        316               .24
Exercised ......................................     (747)            1.89       (469)           2.32        (71)             2.84
Cancelled ......................................     (384)            5.29       (235)           2.83       (552)             3.56
                                                    -----                       -----                      -----
Outstanding at end of year .....................    4,132             4.70      2,071            2.41      1,710              2.31
                                                    =====                       =====                      =====
Options exercisable ............................      894                       1,522                        845
                                                    =====                       =====                      =====
Shares reserved for future grants ..............      224                       1,032                        565
                                                    =====                       =====                      =====



RESTRICTED STOCK AWARDS: In 1991, the Company adopted the 1991 Equity Incentive Plan which contains provisions for stock options, as described above, and restricted stock awards. All stock awards are granted subject to restric-tions as to continuous employment, except in the case of death, permanent disability or retirement. One half of the shares vest at the end of two years from the date of grant and the remaining one half at the end of the third year. The cost of the awards, determined as the fair market value of the shares on the date of grant, is charged to expense ratably over the vesting period. At December 31, 1994, January 1, 1994 and January 2, 1993, the Company had granted 35,000, 250,000 and 189,000 shares, respectively. All stock awards granted to active employees were vested in 1993.

In 1994, the Company adopted the 1994 Director Restricted Stock Plan, which contains provisions for restricted stock awards. Up to 50,000 shares of the Company's common stock may be issued under the plan. On August 31 of each year, while the plan is in effect, each eligible director will be granted a restricted stock award of 1,500 shares of the Company's common stock. The awards are subject to certain restrictions that generally prohibit the transfer of any shares prior to the third anniversary of the award, the director's death or disability, the director's resignation with the consent of the Board of Directors or a change in control of the Company as defined under the plan. At December 31, 1994, the Company had granted 7,500 shares under the plan.

STOCK PURCHASE PLAN: Under an Employee Stock Purchase
Plan, eligible employees may invest up to 10% of their base compensation in shares of the Company's Common Stock.
The purchase price of the shares is 85% of the fair market value of the stock on the offering commencement date or the offering termination date (typically six months after commencement date), whichever is lower. In 1994, the plan was amended, increasing the amount of shares from 1,962,000 to 2,462,000. Under the plan 33,000 shares were issued in 1994. At December 31, 1994, 467,000 shares were available for future issuance, and none were available January 1, 1994 and January 3, 1993.


(34)

GENRAD, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
-------------------------------------------------------------------------------

NOTE 10: INCOME TAXES
The components of income (loss) before income taxes consist of the following (in thousands):
-----------------------------------------------------------------------------------------------------------------------------
                                                                                            1994          1993           1992
-----------------------------------------------------------------------------------------------------------------------------
Domestic .............................................................................    $2,610      $(37,089)       $(3,608)
Foreign ..............................................................................     3,891        (6,737)        (4,112)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                          $6,501      $(43,826)       $(7,720)
                                                                                          ===================================

The provision (benefit) for income taxes consists of the following (in thousands):
--------------------------------------------------------------------------------------------------------------------------------
                                                                     1994                 1993                      1992
--------------------------------------------------------------------------------------------------------------------------------
                                                              CURRENT   DEFERRED    CURRENT   DEFERRED       CURRENT    DEFERRED
--------------------------------------------------------------------------------------------------------------------------------
Federal ..................................................    $   --    $   --      $  --     $ --            $  --       $  --
Foreign ..................................................       980        --        (98)      --               63        (447)
State ....................................................       102        --         69       --               70          --
-------------------------------------------------------------------------------------------------------------------------------
                                                              $1,082    $   --      $ (29)    $ --            $ 133       $(447)
                                                              =================================================================

The deferred tax benefit recorded in 1992 totaling $447,000 relates principally to reductions in deferred taxes due to operating losses and differences in depreciation for book and tax reporting.

A reconciliation of tax on income (loss) at the federal statutory rate to the recorded income tax provision (benefit)
is presented below (in thousands):

-------------------------------------------------------------------------------------------------------------------------
                                                                                        1994          1993          1992
-------------------------------------------------------------------------------------------------------------------------
Tax provision (benefit) at statutory rate ..................................          $ 2,210      $(14,901)      $(2,625)
State income taxes less related federal income tax benefit .................              102            69            70
Realization of deferred tax assets .........................................           (1,200)           --            --
Effect of losses for which no tax carryback is available ...................               --        14,774         1,923
Foreign earnings taxed at different rates, including withholding taxes......              (30)           --            63
Goodwill amortization ......................................................               --            --           184
Other nondeductible items ..................................................               --            29            71
-------------------------------------------------------------------------------------------------------------------------
Recorded income tax provision (benefit) ....................................          $ 1,082      $    (29)      $  (314)
                                                                                      ===================================

Effective January 3, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." This standard determines deferred taxes based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of currently enacted tax laws. Prior to the implementation of this Statement, the Company accounted for income taxes under SFAS No. 96. The adoption of SFAS No. 109 had no material impact on the results of operations.

                                                                           (35)

GENRAD, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1O: INCOME TAXES (continued)
The temporary differences and carryforwards that gave rise to the significant deferred tax assets and liabilities as of December 31, 1994 and January 1, 1994 were as follows (in thousands):
Deferred Tax Assets:
-----------------------------------------------------------------------------------------------------------------
                                                                                          1994               1993
-----------------------------------------------------------------------------------------------------------------
Domestic net operating losses not yet benefited ..................................     $ 51,056          $ 50,044
Research and development tax credits .............................................        9,700             9,700
Foreign net operating losses not yet benefited ...................................          460               514
Inventory valuation reserves .....................................................        3,730             4,364
Retirement benefit accruals ......................................................        3,945             4,291
Restructuring reserves, severance and lease costs of unused facilities ...........       10,033            11,204
Other reserves ...................................................................        2,307             2,533
-----------------------------------------------------------------------------------------------------------------
    Total deferred tax assets ........................................................   81,231            82,650
Valuation allowance ..............................................................      (79,451)          (80,402)
-----------------------------------------------------------------------------------------------------------------
Net deferred tax assets ..........................................................     $  1,780          $  2,248
                                                                                       ==========================

Deferred Tax Liabilities:
-----------------------------------------------------------------------------------------------------------------
Depreciation .....................................................................     $ (1,687)         $ (2,248)
Other ............................................................................          (93)               --
-----------------------------------------------------------------------------------------------------------------
    Total deferred tax liabilities ...............................................       (1,780)           (2,248)
-----------------------------------------------------------------------------------------------------------------
Net deferred taxes recorded ......................................................     $     --          $     --
                                                                                       ==========================

The valuation allowance relates to uncertainty surrounding the realization of the deferred tax assets, principally tax loss carryforwards.

It has been the practice of the Company to reinvest unremit-ted earnings of foreign subsidiaries in the business outside the United States. Accordingly, the Company does not pro-vide for federal income taxes that would result from the remittance of such earnings.

At December 31, 1994, the Company had, for tax purposes, domestic unused net operating loss carryforwards of $150,163,000 which are available to offset future taxable income and begin expiring in 2000. The Tax Reform Act of 1986 contains provisions that limit the net operating loss carryforwards available to be used in any given year upon the occurrence of certain events, including significant changes in ownership interests. For tax purposes, the Company has investment and research credit carryfor-wards, which begin expiring in 1996, of $9,700,000.

At December 31, 1994, one of the Company's European subsidiaries had a tax loss carryforward of $1,343,000. Of that amount, $243,000 will expire commencing in 1996 with the remainder able to be carried forward indefinitely.

Net taxes paid (refunded), were $151,000 in 1994, $(199,000) in 1993 and $133,000 in 1992.


(36)

GENRAD, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
-------------------------------------------------------------------------------

NOTE 11: RETIREMENT BENEFTI5
PENSION PLAN: The Company has a noncontributory defined benefit pension plan covering substantially all domestic employees. The benefits are based on years of service, age and the average of the employee's highest five consecutive year's compensation during the last 10 years of employment. The Company's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding require-ments set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Company may determine to be appropriate from time to time. As discussed further in the subsequent events, Note 14, on January 31, 1995 benefit accruals were fixed at their current levels. The Company will record a curtailment gain of $1,946,000 in the first quarter of 1995.

Net pension cost included the following components (in thousands):
-------------------------------------------------------------------------------------------------
                                                                       1994      1993        1992
-------------------------------------------------------------------------------------------------
Service cost (benefits earned during the period) ............       $   819   $   723     $   687
Interest cost on projected benefit obligation ...............         2,714     2,615       2,506
Actual return on plan assets ................................            29    (3,841)     (1,949)
Net amortization and deferral ...............................        (3,098)      772      (1,313)
-------------------------------------------------------------------------------------------------
Net periodic pension cost ...................................       $   464   $   269     $   (69)
                                                                    =============================


In addition, the Company recorded curtailment gains of $778,000 in 1993 and $800,000 in 1992 associated with workforce reductions.

The plan's funded status and amounts recognized in the Company's consolidated financial statements are as follows
(in thousands):
--------------------------------------------------------------------------------------------------------------------
                                                                                                    1994        1993
--------------------------------------------------------------------------------------------------------------------
Actuarial present value of accumulated plan benefits, including
  vested benefits of $36,979 and $31,981 ....................................................   $(37,051)   $(32,080)
                                                                                                ====================
Actuarial present value of projected benefit obligation for service rendered to date ........   $(43,292)   $(37,172)
Plan assets at fair value, primarily listed stocks and U.S. bonds ...........................     30,850      32,954
--------------------------------------------------------------------------------------------------------------------
Projected benefit obligation in excess of plan assets .......................................    (12,442)     (4,218)
Unrecognized net asset at transition ........................................................     (4,102)     (4,512)
Unrecognized prior service cost .............................................................        484         523
Unrecognized net actuarial loss .............................................................      8,063         674
--------------------------------------------------------------------------------------------------------------------
Accrued U.S. pension cost ...................................................................   $ (7,997)   $ (7,533)
                                                                                                ====================

The discount rate and rate of increase in future compen-sation levels used in determining the actuarial present value of the projected benefit obligation were 7.5% and 5%, respectively, at December 31, 1994 and January 1, 1994.

The expected long-term rate of return on plan assets was 8.5% in 1994 and 9% in 1993 and 1992.

No contributions were required for 1994 or 1993.


                                                (37)

GENRAD, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11: RETIREMENT BENEFITS (continued)
The Company has a defined benefit pension plan and two defined contribution plans outside the U.S. for three of its subsidiaries.

For the non-U.S. defined benefit pension plan, the net pension cost included the following components (in thousands):
-----------------------------------------------------------------------------------------------
                                                                    1994        1993       1992
-----------------------------------------------------------------------------------------------
Service cost (benefits earned during the period) ...............    $124        $127       $204
Interest cost on projected benefit obligation ..................     214         211        228
Net amortization and deferral ..................................     (53)        (56)       (38)
-----------------------------------------------------------------------------------------------
Net periodic pension cost ......................................    $285        $282       $394
                                                                    ===========================

In addition, the Company recorded a curtailment gain of $516,000 in 1994 associated with workforce reductions.

The plan's unfunded status and amounts recognized in the Company's financial statements are as follows (in thousands):
---------------------------------------------------------------------------------------------------------------------------
                                                                                                             1994      1993
---------------------------------------------------------------------------------------------------------------------------
Actuarial present value of accumulated plan benefits, including vested benefits of $2,579 and $2,055 .... $(2,522)  $(2,123)
                                                                                                          =================

Actuarial present value of projected benefit obligation for service rendered to date .................... $(3,182)  $(2,667)
Unrecognized net obligation at transition ...............................................................    (100)      (96)
Unrecognized net actuarial gain .........................................................................    (507)   (1,055)
---------------------------------------------------------------------------------------------------------------------------
Accrued pension cost .................................................................................... $(3,789)  $(3,818)
                                                                                                          =================


The discount rate and rate of increase in future compensa-tion levels used in determining the actuarial present value of the projected benefit obligation were 7.5% and 4%, respectively, at December 31, 1994 and 1993.

POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS:
Effective January 3, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards
No. 106 (SFAS No. 106), "Employer's Accounting for
Postretirement Benefits Other Than Pensions," for its postretirement benefit plan. The Company provides certain health care and life insurance benefits for retired United
States employees. Employees become eligible for these benefits when they reach normal retirement age while working for the Company. Prior to the adoption of this Statement, the cost was recognized as claims were paid.

The Company's postretirement benefit plans have been modified and include a limit on the cost of the Company's contribution for all retirees and increased contributions for future retirees. The plan is not funded.

GENRAD, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
--------------------------------------------------------------------------------

NOTE 11: RETIREMENT BENEFITS (continued)
The following table sets forth the plan's projected funded status at December 31, 1994 and January 1, 1994.

The accumulated postretirement benefit obligation (in thousands):
--------------------------------------------------------------------------------------------
                                                                             1994       1993
--------------------------------------------------------------------------------------------
Retired employees ...................................................    $ (9,702)  $(10,316)
Active employees ....................................................      (1,854)    (1,769)
--------------------------------------------------------------------------------------------
Total ...............................................................     (11,556)   (12,085)
Plan assets at fair value ...........................................          --         --
--------------------------------------------------------------------------------------------
Unfunded accumulated benefit obligation in excess of plan assets ....     (11,556)   (12,085)
Unrecognized net gain ...............................................      (1,038)      (614)
Unrecognized prior service cost .....................................          --         --
Unrecognized transition obligation ..................................      10,482     11,065
--------------------------------------------------------------------------------------------
Accrued postretirement benefit cost .................................    $ (2,112)  $ (1,634)
                                                                         ===================

The Company is recognizing the actuarial present value of the accumulated postretirement benefit obligation at transition on the delayed recognition method over 20 years.

Net periodic postretirement benefit cost for fiscal 1994 and 1993 includes the following components:
----------------------------------------------------------------------------------------
                                                                           1994     1993
----------------------------------------------------------------------------------------
Service cost ........................................................    $   96   $  104
Interest cost .......................................................       863    1,065
Amortization of transition obligation ...............................       583      654
----------------------------------------------------------------------------------------
Net periodic postretirement benefit cost ............................     1,542    1,823
Curtailment loss ....................................................        --    1,100
----------------------------------------------------------------------------------------
                                                                         $1,542   $2,923
                                                                         ===============

Included in the 1993 expense of $2,923,000 is a curtailment loss as a result of terminations related to the 1993 workforce reduction.

Postretirement benefit expense was $1,290,000 in 1992.
For measurement purposes, a 12% annual rate of increase in the per capita cost of covered health care benefits was assumed for fiscal 1994 and a 15% annual rate in 1993. The Company's annual per capita cost commitment for retiree medical care is capped at 1995 levels. As a result, the health care cost trend rate assumption does not have a significant effect on the amounts reported.

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% at December 31, 1994 and December 31, 1993.

                                                        (39)

GENRAD, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
--------------------------------------------------------------------------------

NOTE 12: LEASES
The Company leases certain manufacturing facilities, sales and service offices and equipment under operating leases. Total rental expense for these leases amounted to $4,449,000 in 1994, $6,036,000 in 1993 and $5,768,000 in 1992.


The future minimum rental commitments as of December 31, 1994 for noncancellable operating leases are as follows
(in thousands):
---------------------------------------------------------------------------------
                                             Real Estate    Equipment      Total
---------------------------------------------------------------------------------
1995 .......................................     $ 3,263       $  691     $ 3,954
1996 .......................................       2,272          482       2,754
1997 .......................................       2,047          132       2,179
1998 .......................................       1,947           65       2,012
1999 .......................................       1,739           37       1,776
Thereafter .................................      12,330           --      12,330
---------------------------------------------------------------------------------
Gross commitment ...........................      23,598        1,407      25,005
Less sub-lease income ......................      (5,282)          --      (5,282)
---------------------------------------------------------------------------------
Net commitment .............................     $18,316       $1,407     $19,723
                                                 ================================



At December 31, 1994, the Company has accrued $13,237,000 for future lease commitments relating to idle facilities which are included above.

NOTE 13: CONTINGENCIES
The Company is a named defendant in a patent infringement litigation matter with a competitor. In the opinion of manage-ment, reserves at December 31, 1994 are adequate to cover the liability, if any, related to the eventual outcome of this liti-gation. An adverse result in this litigation could have a mater-ial adverse effect on the Company's financial condition, results of operations or liquidity. The Company is unable to estimate the amount, if any, which an adverse result may exceed available reserves.

NOTE 14: SUBSEQUENT EVENTS
On January 16, 1995, the Company sold its building located in Bolton, Massachusetts for $2,100,000 in cash, of which $300,000 will be held in escrow until certain conditions are met. The net book value of the building had been reduced to its net realizable value as part of the restructuring initiated in the third quarter of 1993. Consequently, no gain or loss will be recorded on the sale in the first quarter of 1995.

On January 31, 1995, the Company ceased all benefit accruals under the Company's domestic noncontributory defined benefit pension plan as part of its redesigning of the Company's employee benefit plans. Participants of the plan who meet vesting requirements will earn benefits based on years of service and compensation earned through January 31, 1995. This change will result in the Company recognizing a curtailment gain of $1,946,000 in the first quarter of 1995.

The STP product line was sold on March 2, 1995 for cash of $1.1 million, and receivables of approximately $1.1 million were retained and are expected to be collected in the nor-mal course of business. The STP sale is expected to result in the reversal of a portion of the restructuring reserves in the first quarter of 1995.


(40)

GENRAD, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
--------------------------------------------------------------------------------


NOTE 15: FINANCIAL INFORMATION
BY GEOGRAPHIC AREA
The Company is a worldwide supplier of integrated software systems and automatic test equipment to manufacturers and users of electronic and mechanical equipment for product testing and process quality management. Business is con-ducted in two major geographic areas, North America and Europe, with manufacturing activities conducted in the U.K.
and the U.S.

Sales and service activities outside the United States are conducted primarily through subsidiaries and branches, and to a lesser extent, through foreign agents or represen-tatives. Sales to Asia are conducted through foreign agents or directly from North America. Transfer prices to foreign subsidiaries, combined with supplemental commission arrangements, are intended to produce profit margins commensurate with the sales and service effort associated with the products sold.

Certain information on a geographic basis follows (in thousands):
-------------------------------------------------------------------------------------------------------------------------
1994                                                              North America      Europe  Eliminations    Consolidated
-------------------------------------------------------------------------------------------------------------------------
Net revenues-unaffiliated customers ..............................     $ 74,265    $ 69,650     $     --         $143,915
Transfer between geographic areas ................................       21,917       2,676      (24,593)              --
-------------------------------------------------------------------------------------------------------------------------
                                                                       $ 96,182    $ 72,326     $(24,593)        $143,915
                                                                       ==================================================

Operating income before general corporate expenses ...............     $ 17,401    $  3,012     $    548         $ 20,961
General corporate expenses .......................................                                                 11,479
                                                                                                                 --------
Operating income .................................................                                               $  9,482
                                                                                                                 ========
Identifiable assets ..............................................     $ 54,512    $ 25,196     $     --         $ 79,708

-------------------------------------------------------------------------------------------------------------------------
1993                                                              North America      Europe  Eliminations    Consolidated
-------------------------------------------------------------------------------------------------------------------------
Net revenues-unaffiliated customers ..............................     $ 82,790    $ 75,914     $     --         $158,704
Transfer between geographic areas ................................       20,841       4,251      (25,092)              --
-------------------------------------------------------------------------------------------------------------------------
                                                                       $103,631    $ 80,165     $(25,092)        $158,704
                                                                       ==================================================

Operating income (loss) before general corporate expenses ........     $(34,274)   $  2,946     $    757         $(30,571)
General corporate expenses .......................................                                                  8,972
                                                                                                                 --------
Operating loss ...................................................                                               $(39,543)
                                                                                                                 ========
Identifiable assets ..............................................     $ 44,098    $ 33,018     $     --         $ 77,116

-------------------------------------------------------------------------------------------------------------------------
1992                                                              North America      Europe  Eliminations    Consolidated
-------------------------------------------------------------------------------------------------------------------------
Net revenues-unaffiliated customers ..............................     $ 77,165    $ 65,444     $     --         $142,609
Transfer between geographic areas ................................       19,473       5,562      (25,035)              --
-------------------------------------------------------------------------------------------------------------------------
                                                                       $ 96,638    $ 71,006     $(25,035)        $142,609
                                                                       ==================================================

Operating income (loss) before general corporate expenses ........     $  5,832    $ (1,613)    $    350         $  4,569
General corporate expenses .......................................                                                  8,513
                                                                                                                 --------
Operating loss ...................................................                                               $ (3,944)
                                                                                                                 ========
Identifiable assets ..............................................     $ 59,489    $ 40,662     $     --         $100,151


North America revenues include export sales of $16,503,000 in 1994, $12,699,000 in 1993 and $17,650,000 in 1992.

Sales to the United States government and related agencies amounted to 5% of consolidated revenues in 1994, 12% in 1993 and 4% in 1992. Sales to a non-government customer amounted to 16% of consolidated revenues in 1994, 16% in 1993 and 7% in 1992. No other customer accounted for 10% or more of consolidated revenues.

                                                                           (41)

GENRAD, INC. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION
--------------------------------------------------------------------------------------------------------

QUARTERLY FINANCIAL INFORMATION
(In thousands, except per share amounts)
--------------------------------------------------------------------------------------------------------
                                                  First         Second     Third      Fourth        Year
--------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1994
Net sales and service revenues .............    $33,985      $ 36,827   $ 36,612     $36,491    $143,915
Gross margin ...............................     15,768        17,408     17,593      16,127      66,896

Net income .................................      1,011         2,006      1,056       1,346       5,419
Net income per common
and common equivalent share:
    Primary ................................        .05           .10        .05         .07         .28
    Fully diluted ..........................        .05           .10        .05         .07         .27

YEAR ENDED JANUARY 1, 1994
Net sales and service revenues .............    $42,749       $42,189   $ 35,837     $37,929    $158,704
Gross margin ...............................     18,148        17,656     14,803      16,046      66,653

Net income (loss) ..........................      1,330          (793)   (44,774)        440     (43,797)
Net income (loss) per common
and common equivalent share:
    Primary ................................        .07          (.04)     (2.46)        .02       (2.42)
    Fully diluted ..........................        .07          (.04)     (2.46)        .02       (2.42)

The third quarter of 1993 net loss includes $36,848,000 for a worldwide restructuring program. These charges included provisions for excess facilities, severance, discontinued products, equipment write-offs, consulting and miscella-neous other items.

COMMON STOCK

As of February 21, 1995, there were 4,043 stockholders of record holding 19,543,969 shares.

DIVIDENDS

It is the policy of the Company to retain earnings to support the growth and expansion of the Company's business.
Although the Company has paid dividends in the past, there are no plans to resume paying dividends. Payment of dividends is restricted as set forth in financing agree-ments to which the Company is a party.

STOCK PRICE INFORMATION
--------------------------------------------------------------
                                       1994        1993
--------------------------------------------------------------
                                  HIGH    LOW     High   Low
--------------------------------------------------------------
1st Quarter ............         7 1/8    5 1/2   6 1/8  3 3/4
2nd Quarter ............         6 3/8    5       5 1/4  2 5/8
3rd Quarter ............         5 5/8    4 1/2   4 1/4  2 3/4
4th Quarter ............         6        4 1/8   6 1/4  3

(42)

GENRAD, INC. AND SUBSIDIARIES

CORPORATE DATA
-------------------------------------------------------------------------------------------------------
DIRECTORS

Russell A. Gullotti                                        William G. Scheerer*
President and                                              Quality, Engineering,
Chief Executive Officer                                    Software & Technologies
National Computer Systems, Inc.                            (QUEST Partnership) Vice President
                                                           AT&T Bell Laboratories
James F. Lyons
President and                                              Adriana Stadecker**
Chief Executive Officer                                    Managing Partner
                                                           The Boston Consulting Firm

Edwin M. Martin, Jr.* **
Partner,                                                   James H. Wright*
Piper & Marbury                                            Attorney-at-Law

Paul Penfield, Jr.**                                       *Member of the Audit Committee
Head,                                                      **Member of the Compensation Committee
Department of Electrical
Engineering and Computer Science,
Massachusetts Institute of Technology
-------------------------------------------------------------------------------------------------------
OFFICERS

James F. Lyons                                             Walter A. Shephard
President and                                              Treasurer
Chief Executive Officer

Sarah H. Lucas                                             John C. Washburn
Vice President,                                            Vice President,
Strategic Planning and Analysis                            General Manager
                                                           Concord Operations
George A. 0'Brien
Vice President,
Chief Financial Officer and Secretary
-------------------------------------------------------------------------------------------------------
FELLOWS*

Malcolm C. Holtje                                          Henry P. Hall

*The GenRad Fellows Program was established in 1991 to honor senior technologists for their exceptional achievements in the field of design and test technology.
-------------------------------------------------------------------------------------------------------
CORPORATE OFFICE

300 Baker Avenue                                           SALES AND SERVICE OFFICES
Concord, Massachusetts USA                                 Concord, Massachusetts USA
                                                           Arlington Heights, Illinois USA
MANUFACTURING CENTERS                                      Detroit, Michigan USA
                                                           Irvine, California USA
Electronics Manufacturing Test                             Santa Clara, California USA
Concord, Massachusetts USA
                                                           Ismaning, Germany
Advanced Diagnostic Solutions                              Munich, Germany
Bredbury, Cheshire UK                                      Cheadle Hulme, Cheshire UK
                                                           Maidenhead, Berkshire UK
                                                           Milan, Italy
                                                           Paris, France
                                                           Zurich, Switzerland

                                                           Science Park, Singapore



                                                                        (43)

GENRAD, INC. AND SUBSIDIARIES
INVESTORS' REFERENCE GUIDE
-------------------------------------------------------------------------------

COMMON STOCK

The Company's Common Stock is listed and traded on the New York Stock Exchange (trading symbol "GEN").

INVESTOR RELATIONS

Inquiries from stockholders and the financial community are welcome by telephone, fax or letter and should be directed to:

George A. O'Brien
Chief Financial Officer
GenRad, Inc.
300 Baker Avenue
Concord, MA 01742-2174
TEL (508) 287-7000
FAX (508) 287-2094


FORM 10-K

The GenRad, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 1994, filed with the Securities and Exchange Commission, will be sent to stockholders without charge upon written request to the Investor Relations office. The Company's Annual Report, filings with the Securities and Exchange Commission, interim reports and additional information about the Company, its products, and the mar-kets it serves, can be obtained by request from the Investor Relations office.
TEL (508) 287-7000
FAX (508) 287-2094



TRANSFER AGENT AND REGISTRAR FOR COMMON
STOCK

Bank of Boston is the Company's stock transfer agent and registrar and maintains the stockholder accounting records.
The agent will respond to questions regarding change of ownership, lost stock certificates and consolidation of accounts. Please direct questions of this nature to Bank of Boston's Consumer Service Department at (617) 575-2900.

A change of address should be reported promptly by sending a signed and dated letter to Bank of Boston.
Stockholders should state the name in which the stock is registered, account number, social security number, and the new address. Please mail correspondence to:

Bank of Boston
Transfer Processing
Mail Stop: 45-01-05
P.O. Box 644
Boston, MA 02102-0644


ANNUAL MEETING

The Annual Meeting of Stockholders will be held in Boston on Thursday, May 11, 1995, 11:00 a.m. at the Bank of
Boston's auditorium, Street Floor, 100 Federal Street, Boston.
All stockholders are cordially invited to attend.









GenRad, Inc. is an Equal Opportunity Employer. All employment related action(s) are taken without regard to race, color, sex, national origin, sexual orientation, religion, physical/mental disability, or veteran status. Additionally, the Company is committed to maintaining an atmosphere free of discrimination and one which fosters an environment that enables all employees to work to their potential.

(44)