Form 10-K, Exhibit 13
period 1996-12-28
GENRAD INC
filed 1997-03-11
CIK 40972

EXHIBIT 13

--------------------------------------------------------------------------------
GENRAD, INC. AND SUBSIDIARIES
Selected Financial Data
Five Year Summary
--------------------------------------------------------------------------------

(Dollar amounts in thousands, except per share amounts and number of employees)


-----------------------------------------------------------------------------------------------------------------------------
                                                 1996             1995             1994           1993             1992
-----------------------------------------------------------------------------------------------------------------------------
Operations:
Net product and service sales                $ 183,545         $ 158,753        $ 147,903       $ 161,868        $ 144,177
Gross margin                                    96,408            76,822           69,407          69,153           64,914
Operating income (loss)                         25,856            16,369            8,657         (39,623)         ( 4,214)
Net income (loss)                            $  27,335         $  12,271        $   4,512       $ (43,957)       $ ( 7,685)

Net income (loss) per common and
 common equivalent share:
Primary                                      $    1.13         $     .56        $     .22       $  ( 2.39)  $        ( .43)
Fully diluted                                $    1.09         $     .54        $     .22       $  ( 2.39)  $        ( .43)

Balance sheet:
Current ratio                                      2.7               1.7              1.3             1.2              1.7
Total assets                                 $ 115,765         $  87,406        $  81,816       $  78,997        $ 101,832
Long-term debt                                     146            49,073           48,955          48,990           48,958
Stockholders' equity (deficit)               $  63,680         $ (23,238)         (37,788)      $ (44,829)       $  (4,713)

Other data:
Number of employees*                             1,239             1,138            1,137           1,216            1,393
Weighted average common and
    common equivalent shares used in
    computing per share amounts
       Primary                                  24,218            22,012           20,572          18,382           18,048
       Fully diluted                            28,053**          22,582           20,764          18,382           18,048



* Includes contract employees.
**The computation of fully diluted earnings per share includes the 7 1/4% subordinated debentures as common equivalent shares for the entire year.

--------------------------------------------------------------------------------
GENRAD, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition
and Operating Results
--------------------------------------------------------------------------------
RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage of net sales represented by certain items in the Company's Consolidated Statement of Operations.


-------------------------------------------------------------------------------
                                                      1996     1995        1994
-------------------------------------------------------------------------------
Net product and service sales                        100.0%   100.0%    100.0%
Cost of products and services sold                    47.5     51.6      53.1
-------------------------------------------------------------------------------
Gross margin                                          52.5     48.4      46.9

Selling, general and administrative expenses          29.4     30.0      31.2
Research and development                               9.0      9.9       9.9
Restructuring credit                                    --    ( 1.8)       --
-------------------------------------------------------------------------------
Operating income                                      14.1     10.3       5.8
Other expense                                        ( 0.1)   ( 2.3)    ( 2.1)
Income tax benefit (provision)                          .9    ( 0.3)    ( 0.7)
-------------------------------------------------------------------------------

Net income                                            14.9%     7.7%      3.0%
                                                     ==========================

OPERATING RESULTS - 1996 VS. 1995

Orders for the Company's products and services increased to $180.7 million for the twelve months ended December 28, 1996, compared to $153.4 million for the comparable period in 1995. The increase in orders between the periods resulted from the strong demand in all aspects of the Company's business, including strong demand from contract manufacturing, computer manufacturers, diagnostic customers, and transportation customers in the North American and Asian markets, as well as from the acquisition of Test Technology Associates, Inc. ("TTA") and Testware, Inc. ("Testware"). Backlog at the end of 1996 was $24.7 million compared to $26.3 million at year-end 1995. The Company believes that a substantial portion of the 1996 backlog will be recognized as revenue during the first quarter of 1997.

Net product and service sales were $183.5 million for the twelve months ended December 28, 1996, as compared to $158.8 million for the comparable period in 1995. The increase is due to increased sales in Electronic Manufacturing Systems and Advanced Diagnostic Solutions; new product introductions; and incremental sales associated with the acquisition of TTA and Testware. Partially offsetting these increases were decreasing sales from the MCATES contract for the U.S. Marine Corps, a $29.3 million contract. Sales for the MCATES contract were $1.1 million for the twelve months ended December 28, 1996 as compared to $9.3 million for the comparable period in 1995.

Sales from international markets accounted for 55% of sales for the twelve months ended December 28, 1996, as compared to 58% for the comparable period in 1995. Product and service sales from international markets are subject to the risks of currency fluctuations.

Product gross margin as a percent of sales increased to 55.3% for the twelve months ended December 28, 1996, as compared to 49.0% for the comparable period in 1995. Product margin improvements resulted from a combination of new product offerings which yielded higher gross margins, continued improvements in controlling manufacturing costs that commenced in 1993, and a reduction of warranty costs.

--------------------------------------------------------------------------------
GENRAD, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition
and Operating Results
--------------------------------------------------------------------------------

OPERATING RESULTS - 1996  vs. 1995 (continued)
Service gross margins as percent of sales decreased to 42.3% for the twelve months ended December 28, 1996 as compared to 46.4% for the comparable period in 1995. Service margins were impacted by customer funded development at a lower margin and continuing competitive pricing pressures in the maintenance business.

Selling, general and administrative expenses increased for the twelve months ended December 28, 1996 to $54.1 million from $47.6 million in the comparable period of 1995. The increase in expenses is due primarily to increased selling expenses associated with increased orders, additional expenses from the newly acquired TTA and Testware subsidiaries and start-up expenses incurred to support new product offerings. Additionally, in 1995 the Company resolved all legal issues and settled patent infringement litigation with a competitor. The settlement resulted in the elimination of previously established reserves and reduced selling, general and administrative expenses by $1.3 million in 1995.

Research and development expenses increased for the twelve month period ended December 28, 1996 to $16.5 million from $15.7 million in the comparable period in 1995. In the fourth quarter of 1996, the Company capitalized $1.2 million of software development costs in accordance with Statement of Accounting Standards No. 86 (SFAS 86), "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". As a percentage of net product and service sales, research and development expenses prior to capitalization of software development costs decreased to 9.6% for the twelve months ended December 28, 1996 versus 10.0% for the comparable period in 1995. The Company continues to invest in new product development and enhancements to existing products and expects research and development to continue at approximately the same percentage of sales as compared to prior fiscal years.

During 1996, interest expense was $4.6 million as compared to $4.0 million for the comparable period in 1995. The Company recorded $1.0 million of expense in the fourth quarter of 1996 to obtain short-term financing for the redemption of all of its 7 1/4% convertible subordinated debentures, which was not utilized, and to replace its $15 million secured credit facilities with a $25 million unsecured credit facility. This was offset by interest savings of $0.4 million in the fourth quarter of 1996 due to the redemption of these debentures.

As part of a 1993 restructuring, the Company established a reserve for discontinued product lines. As a result of the sale of one such product line in March 1995, $1.0 million of the reserve was reversed in 1995.

On January 31, 1995, the Company ceased all benefit accruals under the Company's domestic noncontributory defined benefit pension plan as part of its redesigning of the Company's domestic employee benefit plans. This change resulted in the Company recognizing a curtailment gain of $1.9 million in 1995. In 1996, the gain was reclassified from selling, general and administrative to restructuring credit and pension curtailment gain in the Consolidated Statement of Operations.

In 1996 the Company incurred severance costs of $2.6 million as compared to $3.9 million in 1995. The severance costs were reflected in the Company's 1996 and 1995 consolidated statement of operations, respectively, as follows: costs of products and services sold, $0.7 million and $1.2 million; selling, general and administrative, $1.7 million and $2.1 million; and research and development, $0.2 million and $0.6 million.

Other net income increased to $4.3 million in 1996 from $0.1 million in 1995. The Company realized a $4.0 million gain from the sale of property, plant and equipment. Other net income also includes foreign currency exchange gains and other miscellaneous expenses of $0.3 million.

A net income tax benefit of $2.5 million was recorded in the first quarter of 1996. The benefit represents a reduction in the valuation allowance for deferred taxes and was recorded due to management's improved expectations of future income and expected utilization of the Company's domestic net operating loss carryforwards in 1997. Excluding the $2.5 million income tax benefit, the income tax provision of $0.8 million for the twelve months ended December 28, 1996 increased by $0.3 million from the comparable period in 1995.

--------------------------------------------------------------------------------
GENRAD, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition
and Operating Results
--------------------------------------------------------------------------------

OPERATING RESULTS - 1996  vs. 1995 (continued)
Although pretax profitability increased substantially for the twelve months ended December 28, 1996, GenRad's annualized effective tax rate, excluding the $2.5 million income tax benefit, decreased due to higher profits in the U.S. as compared to Europe.

The 1996 income tax expense represents U.S. and foreign income taxes. At December 28, 1996, the Company had a net deferred tax asset of $69.2 million with a valuation allowance of $66.7 million. Management will continue to assess the realizability of the deferred tax asset based on actual and forecasted operating results.

As a result of the above, the Company reported net income of $27.3 million for the twelve months ended December 28, 1996 as compared to net income of $12.3 million for the comparable period in 1995.

OPERATING RESULTS - 1995 VS. 1994
Orders for the Company's products and services decreased to $153.4 million for the twelve months ended December 30, 1995, compared to $160.5 million for the comparable period in 1994. The 1994 orders benefited from a $12.2 million MCATES order from the U.S. Marine Corps.

Backlog at the end of 1995 was $26.3 million compared to $31.7 million at year-end 1994. Backlog relating to the MCATES order at the end of 1995 was $1.1 million compared to $9.1 million at the end of 1994.

Net product and service sales were $158.8 million for the twelve months ended December 30, 1995, as compared to $147.9 million for the comparable period in 1994. The increase for the twelve months ended December 30, 1995 is primarily due to increased sales of approximately $7.5 million derived from contracts with MCATES and Ford of Europe.

Sales from international markets accounted for 58% of sales for the twelve months ended December 30, 1995, as compared to 59% for the comparable period in 1994. Product and service sales from international markets are subject to the risks of currency fluctuations.

Gross margin as a percent of sales increased to 48.4% for the twelve months ended December 30, 1995, as compared to 46.9% for the comparable period in 1994. Gross margin for the twelve months ended December 30, 1995 increased primarily due to reduced manufacturing costs and an overall increase in sales volume.

Selling, general and administrative expenses decreased for the twelve months ended December 30, 1995 to $47.6 million, from $46.1 million in the comparable period of 1994. On August 17, 1995, the Company resolved all legal issues, and settled patent infringement litigation with a competitor. The Company had previously established reserves for legal fees and related costs with respect to the litigation. The settlement resulted in the elimination of previously established reserves and reduced selling, general and administrative expenses by $1.3 million in 1995.

Research and development expenses increased for the twelve month period ended December 30, 1995 to $15.7 million from $14.6 million in the comparable period of 1994. As a percentage of net product and service sales, research and development expenses remained consistent at 9.9% in 1995 and 1994.

In 1995 the Company incurred severance costs of $3.9 million, which were reflected as follows: cost of products and services sold, $1.2 million; selling, general and administrative, $2.1 million; and research and development, $0.6 million. In 1994 the Company incurred severance costs of $2.0 million, reflected entirely in selling, general and administrative expenses.

As part of a 1993 restructuring, the Company established a reserve for discontinued product lines. As a result of the sale of one such product line in March 1995, $1.0 million of the reserve was reversed in 1995. This reversal is classified as a restructuring credit and pension curtailment gain in the Consolidated Statement of Operations.

--------------------------------------------------------------------------------
GENRAD, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition
and Operating Results
--------------------------------------------------------------------------------

OPERATING RESULTS - 1995 VS. 1994 (continued)
On January 31, 1995, the Company ceased all benefit accruals under the Company's domestic noncontributory defined benefit pension plan as part of its redesigning of the Company's domestic employee benefit plans. This change resulted in the Company recognizing a curtailment gain of $1.9 million in 1995. In 1996, the gain was reclassified from selling, general and administrative to restructuring credit and pension curtailment gain in the Consolidated Statement of Operations.

During 1995, interest income and interest expense were virtually unchanged from 1994. Other income, net decreased to $0.1 million in 1995 from $0.7 million in 1994. Other income, net includes foreign currency exchange gains and losses, the cost of hedging and certain miscellaneous income and expenses.

The provision for taxes represents foreign and state income taxes. The provision for income taxes decreased by $0.6 million for the twelve months ended December 30, 1995 in relation to the comparable period in 1994, due primarily to a decreased level of estimated taxable foreign income. The net deferred tax asset before valuation allowance decreased to $76.7 million at December 30, 1995, compared to $80.2 million for the comparable period in 1994. The net deferred tax asset consisted primarily of the future tax benefits from net operating loss carryforwards and other tax credits. At December 30, 1995 and December 31, 1994, the Company had a 100% valuation allowance against the net deferred tax asset.

As a result of the above, the Company reported net income of $12.3 million for the twelve months ended December 30, 1995, as compared to net income of $4.5 million for the comparable period in 1994.

LIQUIDITY AND SOURCES OF CAPITAL

Cash and equivalents at December 28, 1996 totaled $10.6 million, compared to $9.1 million at December 30, 1995. The Company's current ratio at December 28, 1996 increased to 2.7 from 1.7 at December 30, 1995. Cash generated from operating activities was $4.8 million for the fiscal year ended December 28, 1996, compared to $1.2 million and $4.1 million for the comparable periods in 1995 and 1994, respectively.

The increase in cash provided by operating activities in 1996, as compared to 1995 and 1994, is primarily attributable to an increase in overall net income. Increases in accounts receivable and inventory in 1996 used cash of $8.1 million as a result of increases in sales and orders, and the maintenance of higher inventory levels to meet increasing customer demands for shorter delivery periods. A decrease in current liabilities used cash of $11.2 million in 1996 and was attributable to the general timing of vendor and employee payments.

During the fiscal year ended December 28, 1996, net cash used in investing activities was $7.2 million, compared to $3.4 million and $3.1 million for the comparable periods in 1995 and 1994, respectively. Capital expenditures were $8.9 million, $6.6 million and $5.2 million in 1996, 1995 and 1994, respectively, and were primarily for equipment used in research and development, and manufacturing. Capital expenditure commitments were not significant at December 28, 1996, and fiscal 1997 expenditures are expected to be approximately $16.0 million. Approximately $11.0 million of the projected 1997 capital expenditures is attributable to leasehold improvements and machinery and equipment related to the move of the Company's corporate headquarters and manufacturing operations to Westford, Massachusetts in June 1997. Proceeds from the sale of property, plant and equipment in 1996 provided cash of $6.8 million. Lastly, the Company used $5.0 million of cash to acquire three companies during the fiscal year ended December 28, 1996.

Net cash provided by financing activities was $4.7 million for the fiscal year ended December 28, 1996 compared to cash provided of $3.4 million for the fiscal year ended December 30, 1995 and cash used of $1.4 million for the fiscal year ended December 31, 1994. The increase in cash provided by financing activities in fiscal 1996, as compared to 1995 and 1994, is primarily attributable to the increase in the proceeds from issuances of stock under the Company's employee stock plans. Such proceeds were $6.1 million, $2.6 million and $2.5 million in 1996, 1995 and 1994, respectively.

On October 22, 1996, the Company issued a notice of redemption for all of its 7 1/4% convertible subordinated debentures aggregating $50 million in principal. On November 6, 1996, $0.4 million of principal was redeemed and $49.6 million of principal was converted into 3,452,000 shares of common stock at a conversion price of $14.375 per share.

--------------------------------------------------------------------------------
GENRAD, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition
and Operating Results
--------------------------------------------------------------------------------

LIQUIDITY AND SOURCES OF CAPITAL (continued)

In November 1996, the Company incurred $1.0 million in costs to obtain short-term financing for the redemption of the debentures, which was not utilized, and to refinance its U.S. line of credit which is described below.

In the fourth quarter of 1996, the Company replaced its $12.8 million U.S. secured credit facility, scheduled to expire on December 31, 1996, and its $2.2 million U.K. secured credit facility with an unsecured U.S. credit facility. The new line provides borrowings up to $25 million. No borrowings were outstanding at December 28, 1996. The borrowings under the new credit facility will expire on December 31, 1998. Borrowings under the credit facility are subject to compliance with specified financial and operating covenants.

The Company's primary source of liquidity is internally generated funds. In 1997, the Company anticipates it will fund its working capital and capital expenditure requirements, make interest payments on its borrowings and meet its cash obligations from internally generated funds and from the available credit facility.

Inflation during the periods presented did not have a significant effect on the operations of the Company. The Company attempts to mitigate inflationary cost increases by continuously improving manufacturing methods and technologies.

FACTORS THAT MAY AFFECT FUTURE RESULTS

This Annual Report contains certain forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below.

The Company's future operating results are dependent upon the Company's ability to develop, manufacture and market technologically innovative products that meet customers needs, fund its working capital, capital expenditure and financing requirements and meet its cash obligations, including those arising from past restructurings.

The market for the Company's products is characterized by rapid technological change, evolving industry standards, changes in customers needs, and frequent new product introductions, and is therefore highly dependent on timely product innovation. Competition in the markets in which the Company operates is intense. The introduction by the Company or its competitors of products embodying new technology or the emergence of new industry standards or practices could render the Company's existing products obsolete or otherwise unmarketable. The Company's ability to develop and market products and services that successfully meet changing market needs will impact future results. A portion of future sales will come from new products and services. The Company cannot determine the ultimate effect that new products and services will have on its sales, earnings and stock price.

The Company is dependent upon a number of suppliers for several key components of its products. The loss of certain of the Company's suppliers or substantial price increases imposed by suppliers could have a material adverse effect on the Company.

Although margins continue to be impacted by competitive pricing pressures, the Company continues to invest in minimizing costs through manufacturing productivity improvements and engineered cost reductions.

The Company is exposed to risks inherent in international trade and operations as a result of its international sales and the operation of its manufacturing facility in Manchester, England. Such trade and operations expose the Company to continuing risks, such as unpredictable and potentially inconsistent regulatory requirements, political and economic changes, tariffs or other trade restrictions, transportation delays, foreign currency fluctuations and labor disruptions.

The Company may be subject to patent or product liability claims in the future. A successful claim brought against the Company in excess of available insurance coverage or any claim that results in significant adverse publicity may have a material adverse effect on the Company's competitive position, financial condition, result of operations or liquidity.

--------------------------------------------------------------------------------
GENRAD, INC. AND SUBSIDIARIES
Reports
--------------------------------------------------------------------------------

MANAGEMENT REPORT
The accompanying consolidated financial statements and related information included in the Annual Report are the responsibility of management. The financial statements were prepared in conformity with generally accepted accounting principles appropriate in the circumstances, based on management's best estimates and judgments.

Management believes that the Company's internal control systems provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. Judgments are required to assess and balance the relative cost and expected benefits of these control systems.

The 1996 financial statements have been audited by Price Waterhouse LLP, the Company's independent accountants, whose audit report appears below. Their audit included a review of the systems of internal control to the extent considered necessary by them to determine the audit procedures required to support their opinion.

The Board of Directors, through its Audit Committee consisting solely of outside directors of the Company, is responsible for reviewing and monitoring the Company's financial reporting and accounting practices. Price Waterhouse LLP has full and free access to the Audit Committee, and meets with the Committee, with and without the presence of management.


/s/ PAUL PRONSKY, JR.
-------------------------------------
Paul Pronsky, Jr.
Vice President,
Chief Financial Officer and Secretary


REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of GenRad, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of GenRad, Inc. and its subsidiaries at December 28, 1996 and December 30, 1995, and the results of their operations and their cash flows for each of the two years in the period ended December 28, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. The consolidated financial statements of GenRad, Inc. for the year ended December 31, 1994 were audited by other independent accountants whose report dated February 8, 1995, expressed an unqualified opinion on those statements.




/s/ PRICE WATERHOUSE LLP
-------------------------------------
Price Waterhouse LLP
Boston, Massachusetts
January 28, 1997

--------------------------------------------------------------------------------
GENRAD, INC. AND SUBSIDIARIES
Consolidated Statement of Operations
--------------------------------------------------------------------------------

Years ended December 28, 1996, December 30, 1995 and December 31, 1994 (In thousands, except per share amounts)


--------------------------------------------------------------------------------
                                              1996         1995         1994
--------------------------------------------------------------------------------

Sales:
        Sales of products                  $ 144,325    $ 122,105    $ 111,810
        Sales of services                     39,220       36,648       36,093
--------------------------------------------------------------------------------
              Total sales                    183,545      158,753      147,903
--------------------------------------------------------------------------------

Cost of sales:
        Cost of products sold                 64,500       62,277       58,552
        Cost of services sold                 22,637       19,654       19,944
--------------------------------------------------------------------------------
              Total cost of sales             87,137       81,931       78,496
--------------------------------------------------------------------------------

Gross Margin                                  96,408       76,822       69,407
--------------------------------------------------------------------------------
Selling, general and administrative           54,061       47,636       46,101
Research and development                      16,491       15,717       14,649
Restructuring credit and
  pension curtailment gain                      --         (2,900)          --
--------------------------------------------------------------------------------
               Total operating expenses       70,552       60,453       60,750
--------------------------------------------------------------------------------

Operating income                              25,856       16,369        8,657
--------------------------------------------------------------------------------

Other income (expenses):
        Interest income                          106          238          252
        Interest expense                      (4,575)      (4,009)      (4,051)
        Other, net                             4,292          136          736
--------------------------------------------------------------------------------
                 Total other expenses         (  177)      (3,635)      (3,063)
--------------------------------------------------------------------------------


Income before income taxes                    25,679       12,734        5,594
Income tax (benefit) provision                (1,656)         463        1,082
--------------------------------------------------------------------------------
Net income                                 $  27,335    $  12,271    $   4,512
                                         =======================================
Net income per common and
 common equivalent shares:
        Primary                             $   1.13    $     .56    $     .22
                                         =======================================
        Fully diluted                       $   1.09    $     .54    $     .22
                                         =======================================


The accompanying notes are an integral part of these Consolidated Financial Statements.

--------------------------------------------------------------------------------
GENRAD, INC. AND SUBSIDIARIES
Consolidated Balance Sheet
--------------------------------------------------------------------------------

December 28, 1996 and December 30, 1995 (In thousands)

--------------------------------------------------------------------------------
                                                            1996        1995
--------------------------------------------------------------------------------
Assets
Current Assets:
        Cash and equivalents                           $  10,557    $   9,064
        Accounts receivable, less allowances
          of $1,431 and $801                              49,142       41,284
        Inventories                                       20,250       15,601
        Other current assets                               4,501        3,376
--------------------------------------------------------------------------------
               Total current assets                       84,450       69,325
Property, plant and equipment, net                        19,168       15,443
Deferred tax asset                                         2,480         --
Intangible assets                                          8,486        1,144
Other assets                                               1,181        1,494
--------------------------------------------------------------------------------
                                                        $ 115,765   $  87,406
                                                       =========================
Liabilities and Stockholders' Equity (Deficit)
Current Liabilities:
        Revolving lines of credit                      $    --      $     729
        Trade accounts payable                             7,171        7,743
        Accrued liabilities                               15,007       21,376
        Accrued compensation and employee benefits         7,096        9,816
        Accrued income taxes                               1,537          742
--------------------------------------------------------------------------------
               Total current liabilities                  30,811       40,406
--------------------------------------------------------------------------------

Long-term Liabilities:
        Long-term debt                                       146       49,073
        Accrued pensions and benefits                     12,177       11,969
        Future lease costs of unused facilities            4,949        6,620
        Other long-term liabilities                        4,002        2,576
--------------------------------------------------------------------------------
                Total long-term liabilities               21,274       70,238
--------------------------------------------------------------------------------
Stockholders' Equity (Deficit):
         Common stock, $1 par value-authorized
           60,000,000 shares; issued and
           outstanding 26,048,000 and 21,232,000          26,048       21,232
        Additional paid-in capital                       163,099      109,436
        Accumulated deficit                             (123,787)    (151,122)
        Cumulative translation adjustment               (  1,680)    (  2,784)
--------------------------------------------------------------------------------
                Total stockholders' equity (deficit)      63,680     ( 23,238)
--------------------------------------------------------------------------------
                                                        $ 115,765   $  87,406
                                                       =========================



The accompanying notes are an integral part of these Consolidated Financial Statements.

--------------------------------------------------------------------------------
GENRAD, INC. AND SUBSIDIARIES
Consolidated Statement of Stockholders' Equity (Deficit)
--------------------------------------------------------------------------------

Years ended December 28, 1996, December 30, 1995 and December 31, 1994 (In thousands)

------------------------------------------------------------------------------------------------------------
                                                                                                    Total
                                                Common                                              Stock-
                                                Stock,      Additional               Cumulative     holders'
                                               $1 par        Paid-In    Accumulated  Translation    Equity
                                                value         Capital      Deficit   Adjustment   (Deficit)
------------------------------------------------------------------------------------------------------------
Balance at January 1, 1994                      $  18,780   $ 106,806   $(167,905)   $  (2,510)   $ (44,829)
Net income                                           --          --         4,512         --          4,512
Translation adjustment                               --          --          --             73           73
Cash proceeds from stock issued
  under employee stock plans                          958       1,498        --           --          2,456
------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                       19,738     108,304    (163,393)      (2,437)     (37,788)
Net income                                           --          --        12,271         --         12,271
Translation adjustment                               --          --          --         (  347)     (   347)
Cash proceeds from stock issued
  under employee stock plans                        1,494       1,132        --           --          2,626
------------------------------------------------------------------------------------------------------------
Balance at December 30, 1995                       21,232     109,436    (151,122)      (2,784)     (23,238)
Net income                                           --          --        27,335         --         27,335
Translation adjustment                               --          --          --          1,104        1,104
Cash proceeds from stock issued
  under employee stock plans                        1,256       4,835        --           --          6,091
Stock issued in connection with
  company acquisitions                                108       1,972        --           --          2,080
Conversion of 7 1/4% Convertible Debentures         3,452      46,856        --           --         50,308
------------------------------------------------------------------------------------------------------------
Balance at December 28, 1996                    $  26,048   $ 163,099   $(123,787)   $  (1,680)   $  63,680
                                                ===========================================================


The accompanying notes are an integral part of these Consolidated
Financial Statements

--------------------------------------------------------------------------------
GENRAD, INC. AND SUBSIDIARIES
Consolidated Statement of Cash Flows
--------------------------------------------------------------------------------

Years ended December 28, 1996, December 30, 1995 and December 31, 1994 (In thousands)

------------------------------------------------------------------------------------------------------------
                                                                           1996        1995       1994
-----------------------------------------------------------------------------------------------------------
Operating activities:
  Net income                                                             $ 27,335    $ 12,271    $  4,512
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
    Depreciation and amortization                                           6,825       5,577       5,984
    (Gain) loss on disposition of property, plant and equipment            (4,034)        694         388
    Payment for lease costs of excess facilities, net                      (1,671)     (4,775)     (5,917)
    Increase (decrease) resulting from changes in operating assets and liabilities:
        Accounts receivable                                                (3,845)     (8,321)     (1,732)
        Inventories                                                        (4,211)        208      (2,789)
        Prepaid expenses                                                   (1,373)      1,102      (1,576)
        Deferred tax asset                                                 (2,480)       --          --
        Trade accounts payable                                             (1,375)     (  736)      3,166
        Accrued income taxes                                                  775      (  201)        912
        Accrued liabilities                                                (7,692)     (2,951)        628
        Accrued compensation and employee benefits                         (2,930)     (  957)     (  555)
        Other, net                                                         (  485)     (  698)      1,095
 -----------------------------------------------------------------------------------------------------------
          Net cash provided by operating activities                         4,839       1,213       4,116
-----------------------------------------------------------------------------------------------------------

Investing activities:
  Purchases of property, plant and equipment                              ( 8,947)     (6,598)     (5,158)
  Purchase of subsidiaries                                                ( 4,989)       --          --
  Proceeds from sale of property, plant and equipment                       6,769          73         316
  Proceeds from sale of assets held for sale                                 --         3,157       1,736
-----------------------------------------------------------------------------------------------------------
          Net cash used in investing activities                            (7,167)     (3,368)     (3,106)
-----------------------------------------------------------------------------------------------------------

Financing activities:
  Net change in notes payable                                             (   642)         76      (3,882)
  Borrowing under revolving lines of credit                               (   729)        729        --
  Proceeds from exercise of stock options                                   6,091       2,626       2,456
-----------------------------------------------------------------------------------------------------------
         Net cash provided by (used in) financing activities                4,720       3,431      (1,426)
-----------------------------------------------------------------------------------------------------------

Effects of exchange rates on cash                                         (   899)    (   209)     (  179)
-----------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and equivalents                                 1,493       1,067      (  595)

Cash and equivalents at beginning of year                                   9,064       7,997       8,592
-----------------------------------------------------------------------------------------------------------

Cash and equivalents at end of year                                      $ 10,557     $ 9,064    $  7,997
                                                                         ==================================

--------------------------------------------------------------------------------
GENRAD, INC. AND SUBSIDIARIES
Consolidated Statement of Cash Flows (continued)
--------------------------------------------------------------------------------


Supplemental disclosure of non-cash financing activity:

In conjunction with the purchase of TTA in 1996, the Company has a minimum future obligation of $2.0 million which has been classified as accrued liabilities and other long-term liabilities.

Stock issued in association with the Company's acquisitions in 1996 increased total stockholder's equity by $2.1 million.

The net carrying amount of convertible debt, including unamortized debt issue costs and accrued interest, which converted to equity in 1996, was $50.3 million.





The accompanying notes are an integral part of these Consolidated Financial Statements.

--------------------------------------------------------------------------------
GENRAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements for the Years ended December 28, 1996, December 30, 1995 and December 31, 1994
--------------------------------------------------------------------------------

NOTE 1: DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

Description of the Business: GenRad, Inc. (the "Company" or "GenRad") commenced operations as a corporation in June 1915. The Company is a leading worldwide supplier of integrated test, measurement and diagnostic solutions for the manufacture and maintenance of electronic products. The Company offers products and services in three core business areas: electronic manufacturing systems, advanced diagnostic solutions and integrated customer services.

Accounting Estimates: The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, sales and expenses at and during the reporting periods of the financial statements. Actual results could differ from those estimates.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany transactions and balances have been eliminated.

Revenue Recognition and Accounts Receivable: Revenue from product sales is generally recognized at the time the product is shipped or delivered based on shipping terms. Service revenue is recognized over the contractual period on a straight-line basis for service contracts or as services are performed. Revenue under certain contracts is recognized under the percentage-of-completion method.

Financial instruments which potentially expose the Company to concentration of credit risks include accounts receivable. The Company maintains reserves for potential credit issues which, in the aggregate, have not exceeded management's expectations.

Net Income Per Common and Common Equivalent Share: Primary net income per common and common equivalent share is calculated based on the weighted average number of common shares outstanding during the period plus, in periods in which they have a dilutive effect, the effect of common shares contingently issuable from stock options using the treasury stock method.

Fully diluted net income per common and common equivalent share is calculated consistent with primary net income per common and common equivalent share, but reflects additional dilution from stock options due to the use of the market price at the end of the period when it is higher than the average price for the period. The 1996 computation of fully diluted earnings per share includes the 7 1/4% subordinated debentures as common equivalent shares for the entire year, and net income applicable to common stock excludes interest charges related to the converted securities from the beginning of the year until the conversion date.

Cash and Equivalents: The Company considers cash on hand, certificates of deposit, loan participation notes and money market funds as cash and equivalents. Such cash equivalents have maturities of less than ninety days.

Inventory Valuation: Inventories include material, labor and overhead and are stated at the lower of cost (first-in, first-out method) or market.

Property, Plant and Equipment: These assets are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets (buildings and improvements, 10 to 40 years; machinery and equipment, 3 to 8 years; and service parts, 5 to 7 years).

Intangible Assets: Goodwill, representing the excess of the purchase price over the fair value of the net assets of the acquired entities, is being amortized on a straight-line basis over the period of expected benefit of three to ten years.

Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed", requires capitalization of certain computer software development costs incurred once technological feasibility is established. Capitalized computer software costs are amortized over the economic lives of the related

--------------------------------------------------------------------------------
GENRAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements for the Years ended December 28, 1996, December 30, 1995 and December 31, 1994
--------------------------------------------------------------------------------

NOTE 1: DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

products, generally two years, beginning from initial product shipment. Amortization commences when the product is available for general release to customers. Computer software costs capitalized for the fiscal years ended December 28, 1996 and December 30, 1995 were $1.2 million and $0.2 million, respectively. Accumulated amortization and amortization expense in 1996, 1995 and 1994 were insignificant.

Purchased software of $0.8 million, which was attributable to the acquisition of Field Oriented Engineering, AG, was recorded in the third quarter of fiscal 1996. This purchased software is being amortized on a straight-line basis over three years.

Other intangibles also include the cost of patents and trademarks acquired which is amortized on a straight-line basis over their estimated useful lives.

The Company evaluates the net realizable value of its intangible assets on an ongoing basis. Should the review indicate that an intangible asset will not be recoverable, the Company's carrying value will be reduced by the estimated shortfall of the undiscounted cash flows.

Foreign Currency Translation: All balance sheet accounts of foreign subsidiaries are translated at the current exchange rates and statement of operations items are translated at the average exchange rates during the year. Resulting translation adjustments are made directly to a separate component of stockholders' equity (deficit). The effect of foreign currency transaction gains and losses, included in the determination of 1996, 1995, and 1994 results of operations, was insignificant.

Fiscal Year: The Company's fiscal year ends on the Saturday nearest December 31. Fiscal years 1996, 1995 and 1994 include 52 weeks.

Reclassifications: Certain reclassifications were made to the 1995 consolidated financial statements to conform to the 1996 presentation.

NOTE 2:  ACQUISITIONS

Test Technology Associates, Inc. ("TTA") and Testware, Inc. ("Testware"): On January 16, 1996 and November 8, 1996, respectively, the Company acquired TTA and Testware. These companies provide custom test programming, test fixture integration and other value-added services to manufacturers and users of electronic products.

The acquisition of TTA was for cash. The acquisition of Testware was for cash and 80,000 shares of the Company's Common Stock. Both acquisitions were accounted for by the purchase method of accounting. Pro forma results of operations have not been presented because the effects of the acquisitions were not significant. The results of TTA and Testware are included in the 1996 financial statements beginning from the date of purchase. The excess purchase price over the net assets acquired, recorded as goodwill, is being amortized on a straight-line basis over the lesser of its useful life or 10 years.

In conjunction with the purchase of TTA, the Company agreed to pay to the sellers for each of fiscal years 1996 through 1999 the greater of $0.5 million per year, or fifty percent of an amount based on the operating results of the business unit for the respective years. The minimum obligation of $2.0 million was recorded at the date of acquisition, with $0.5 million classified as accrued liabilities and $1.5 million classified as other long-term liabilities.

Mitron Corporation ("Mitron"): On June 20, 1996, GenRad, Inc. acquired Mitron. Mitron is a developer of an integrated family of software applications, tools and services for electronics manufacturing including its CIMBridge (R) software applications. The products enable users to generate and collect electronics manufacturing data for greater control, shorter time-to-market and lower costs.

--------------------------------------------------------------------------------
GENRAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements for the Years ended December 28, 1996, December 30, 1995 and December 31, 1994
--------------------------------------------------------------------------------

NOTE 2:  ACQUISITIONS (continued)

In connection with the acquisition, approximately 1,196,000 shares of the Company's common stock were issued in exchange for all outstanding shares of Mitron common stock. The acquisition was accounted for as a pooling of interests, and accordingly, the consolidated financial statements and all financial data contained herein have been restated to include the accounts of Mitron for all periods presented. Financial results for each of the previously separate companies have not been presented because the effects of the acquisition were not significant. Merger costs were insignificant and were expensed in the second quarter of 1996.

Field Oriented Engineering, AG ("FOE AG"): On August 14, 1996, GenRad acquired certain assets of FOE AG, consisting primarily of the software program known as TRACS(R) III, sold with the Company's Electronic Manufacturing Systems. In close collaboration with GenRad, FOE AG developed TRACS(R) III which provides manufacturers of electronic products real-time data collection, analysis, reporting and paperless repair for improved manufacturing process control.

The acquisition was accounted for by the purchase method of accounting. Pro forma results of operations have not been presented because the effects of the acquisition were not significant. The purchase price paid by GenRad in connection with the acquisition of certain assets consisted of shares of GenRad Common Stock and cash. The excess purchase price over the net assets acquired, recorded as goodwill, is being amortized on a straight-line basis over the lesser of its useful life or three years.

NOTE 3: EXCESS FACILITY RESERVES

The Company had excess facility reserves of $6.6 million and $7.8 million at December 28, 1996 and December 30, 1995, respectively. The excess facilities reserves were provided for two buildings: one in Milpitas, California with a lease expiration of March 1998 and the other in Maidenhead, England with a lease expiration date of 2013. The Milpitas, California building has been partially subleased through March 1998, and the Maidenhead building has been subleased through February 1999. As the Company continues to renegotiate leasing arrangements, the utilization of excess facilities reserves and related cash outflows may differ from the present estimates.

--------------------------------------------------------------------------------
GENRAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements for the Years ended December 28, 1996, December 30, 1995 and December 31, 1994
--------------------------------------------------------------------------------

NOTE 4: DETAILS OF FINANCIAL STATEMENT COMPONENTS
(In thousands)

----------------------------------------------------------------------------------------
                                                                    1996            1995
----------------------------------------------------------------------------------------
Inventories:
  Raw materials                                                  $10,632        $  9,399
  Work in process                                                  4,075           1,681
  Finished goods                                                   5,543           4,521
-----------------------------------------------------------------------------------------
                                                                 $20,250        $ 15,601
                                                                 ========================

Property, plant and equipment:
  Land                                                           $    --        $    541
  Buildings and leasehold improvements                             2,908          25,098
  Machinery and equipment                                         64,058          60,313
  Service parts                                                   13,189          14,568
-----------------------------------------------------------------------------------------
                                                                  80,155         100,520
  Accumulated depreciation                                       (60,987)        (85,077)
-----------------------------------------------------------------------------------------
                                                                 $19,168        $ 15,443
                                                                 ========================
Intangible Assets:
  Goodwill                                                       $ 6,029        $     --
  Capitalized and purchased computer software                      2,187             283
  Other intangible assets                                          1,333           1,261
----------------------------------------------------------------------------------------
                                                                   9,549           1,544
  Accumulated amortization                                       ( 1,063)         (  400)
-----------------------------------------------------------------------------------------
                                                                 $ 8,486        $  1,144
                                                                 ========================

Accrued liabilities:
  Lease costs of unused facilities                               $ 1,686        $  1,716
  Customer prepayments                                            10,238           8,668
  Other accrued liabilities                                        3,083          10,992
-----------------------------------------------------------------------------------------
                                                                 $15,007        $ 21,376
                                                                 ========================

Accrued pension and benefits:
  Accrued U.S. pension cost                                      $ 5,507        $  5,965
  Accrued foreign pension cost                                     4,159           3,493
  Postretirement health care and life insurance benefits           2,511           2,511
-----------------------------------------------------------------------------------------
                                                                 $12,177        $ 11,969
                                                                 ========================


--------------------------------------------------------------------------------
GENRAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements for the Years ended December 28, 1996, December 30, 1995 and December 31, 1994
--------------------------------------------------------------------------------

NOTE 5: DEBT(In thousands)
--------------------------------------------------------------------------------
                                                             1996           1995
--------------------------------------------------------------------------------

7 1/4% Convertible Subordinated Debentures, due 2011        $  --     $   48,983
Other long-term debt                                          146             90
--------------------------------------------------------------------------------
                                                            $ 146     $   49,073
                                                           =====================


Interest paid amounted to $5.1 million in 1996, $4.0 million in 1995 and $4.1 million in 1994.

Convertible Subordinated Debentures: On October 22, 1996, the Company announced its redemption of all $50 million of its 7 1/4% convertible subordinated debentures due in 2011 at par value plus accrued interest to the redemption date. Prior to the November 6, 1996 redemption date, holders of the debentures converted $49.6 million of principal into common stock at a price of $14.375 per share. The remaining principal was redeemed in cash totaling $0.4 million, including accrued interest and bond redemption costs. The net carrying amount of convertible debt, including unamortized debt issue costs and accrued interest, which converted to equity was $50.3 million. The Company recorded $1.0 million of interest expense in the fourth quarter of 1996 to obtain short-term financing for the redemption of all of its 7 1/4% convertible subordinated debentures, which was not utilized, and to replace its $15 million secured credit facilities with a $25 million unsecured credit facility.

Line of Credit: During 1996, the Company replaced its $12.8 million U.S. secured credit facility and its $2.2 million U.K. secured credit facility with an unsecured $25 million U.S. credit facility. Interest will be payable at the lesser of (i) the prime interest rate, or (ii) under a LIBOR option, with borrowing spreads of LIBOR plus 1.00% to LIBOR plus 1.75% , depending on the Company's financial performance. The borrowings under the new credit facility will expire on December 31, 1998 and are subject to compliance with specified financial and operating covenants.

NOTE 6: FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company operates internationally and is exposed to market risks from changes in foreign exchange rates. Derivative financial instruments are utilized by the Company to mitigate those risks. The Company does not hold or issue financial instruments for trading purposes.

The Company enters into foreign exchange contracts to hedge certain purchases and accounts receivable denominated in foreign currencies (principally European currencies). The term of the currency derivatives is rarely more than six months. Market value gains and losses are recognized and the resulting gain or loss offsets foreign exchange gains or losses on those transactions. The purpose of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual net cash inflows resulting from the sale of products to foreign customers and purchases from foreign suppliers will be adversely affected by changes in exchange rates.

At December 28, 1996, the Company had contracts maturing through June 19, 1997 to sell $12.9 million, net, of foreign currency at various rates, which is primarily comprised of European currencies.

NOTE 7: STOCK PLANS

Stock Option Plans: The Company has three stock option plans: a 1982 plan of 2,700,000 shares (terminated in 1991); a 1991 plan (amended in 1993, 1994 and
1996) for 6,250,000 shares in which key employees are participants; and a 1991 plan (amended in 1995) for 200,000 shares for non-employee directors.

In general, option shares granted under these plans are exercisable in installments based on stock price or years of service. Currently, options under the 1991 plan generally become vested over a four-year period and have a maximum term of ten years. Options under the 1991 non-employee directors plan generally become vested upon issuance of options and have a maximum term of five years. Shares issued under each plan may be either non-qualified stock options or incentive stock options. No accounting recognition is given to stock options with exercise prices equal to fair market value on the grant date until the options are exercised, at which time the proceeds are credited to the stockholders' equity accounts.

--------------------------------------------------------------------------------
GENRAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements for the Years ended December 28, 1996, December 30, 1995 and December 31, 1994
--------------------------------------------------------------------------------

NOTE 7:  STOCK PLANS (continued)

Stock option activity is summarized below (thousands of shares):
----------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
                                          1996                            1995                         1994
-------------------------------------------------------------------------------------------------------------------------
                                                 Weighted                       Weighted                     Weighted
                                    Total        Average           Total        Average         Total        Average
                                    Shares       Option Price      Shares       Option Price    Shares       Option Price
-------------------------------------------------------------------------------------------------------------------------

Options:
Outstanding at beginning of year    3,514        $  5.06           4,170        $  4.66         2,096         $2.39
Granted                             2,021          13.44             728           5.55         3,205          5.56
Exercised                          (1,132)          5.16           ( 759)          3.08         ( 747)         1.89
Canceled                           (  360)          8.95           ( 625)          5.35         ( 384)         5.29
                                   -------                         ------                       ------
Outstanding at end of year          4,043           8.88           3,514           5.06         4,170          4.66
                                    =====                          =====                         =====

Options exercisable                 2,644                          1,466                          932
                                    =====                          =====                          ===

Options available for future grants   195                            162                          186
                                      ===                            ===                          ===

The following table summarizes information about the stock options outstanding at December 28, 1996:

------------------------------------------------------------------------------------------------------------
                                            Options Outstanding                   Options Exercisable
------------------------------------------------------------------------------------------------------------
                                         Weighted
               (in thousands)             Average           Weighted      (in thousands)           Weighted
  Range of             Number           Remaining            Average              Number            Average
  Exercise        Outstanding         Contractual           Exercise         Exercisable           Exercise
    Prices        at 12/28/96                Life              Price         at 12/28/96              Price
------------------------------------------------------------------------------------------------------------

$0.54-$3.50               636                 6.9              $3.06                 575              $3.27
$4.38-$7.75             1,553                 7.9              $5.75               1,550              $5.75
$8.13-$11.38              519                 8.9              $8.64                 519              $8.64
$12.13-$14.88             779                 9.5             $13.10                   -                  -
$16.00-$18.38             436                 9.7             $17.83                   -                  -
$21.13-$22.38             120                 9.9             $21.45                   -                  -

------------------------------------------------------------------------------------------------------------
                        4,043                                                      2,644
                        =====                                                      =====

At December 28, 1996, there are 450,000 options granted pending shareholder approval. Compensation expense, if any, will be appropriately recorded upon approval.

Employee Stock Purchase Plan: Under the Company's Employee Stock Purchase Plan, eligible employees may invest up to 10% of their base salary in shares of the Company's Common Stock. The purchase price of the shares is 85% of the fair market value of the stock on the offering commencement date or the offering termination date (typically three months after commencement date), whichever is lower. In 1994, the Plan was amended, increasing the amount of shares from 1,962,000 to 2,462,000. During the fiscal years ended December 28, 1996, December 30, 1995 and December 31, 1994, the Company issued 74,000, 39,000 and 33,000 shares under the Plan, respectively. At December 28, 1996, there were 1,960,000 shares available for future issuance.

New Accounting Pronouncements: The Company accounts for stock-based compensation using the method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation". Accordingly, no compensation cost has been recognized for the Company's stock option plans and employee stock purchase plan.

--------------------------------------------------------------------------------
GENRAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements for the Years ended December 28, 1996, December 30, 1995 and December 31, 1994
--------------------------------------------------------------------------------

NOTE 7:  STOCK PLANS (continued)

Had compensation cost been determined based on the fair value of the options at the grant dates for awards in 1996 and 1995 on a basis consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share on a fully diluted basis would have been reduced to the pro forma amounts indicated below:

(in thousands, except per share amounts)
--------------------------------------------------------------------------------
                                                 1996              1995
--------------------------------------------------------------------------------
Net income-as reported                       $ 27,335          $ 12,271
Net income-pro forma                           22,803            10,556
Earnings per share-as reported                   1.09              0.54
Earnings per share-pro forma                     0.94              0.47

The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

--------------------------------------------------------------------------------
                                                 1996              1995
--------------------------------------------------------------------------------
Expected life (years)                               5                 4
Interest rate                                     6.5%              6.5%
Volatility                                       63.0%             57.4%
Dividend yield                                      0%                0%
Fair value of option grants                   $  3.27            $ 6.58

SFAS 123 does not apply to awards prior to 1995, and additional awards in future years are anticipated.

Restricted Stock Awards: In 1991, the Company adopted the 1991 Equity Incentive Plan which contains provisions for stock options, as described above, and restricted stock awards. All stock awards are granted subject to restrictions as to continuous employment, except in the case of death, permanent disability or retirement. One fourth of the shares vest at the end of one year from the date of grant and the remaining shares are vested at a one-fourth rate per year through the fourth year. The cost of the awards, determined as the fair market value of the shares on the date of grant, is charged to expense ratably over the vesting period. No awards were issued in 1996 and 1995, and 35,000 shares were issued in 1994.

In 1994, the Company adopted the 1994 Director Restricted Stock Plan (amended in
1996), which contains provisions for restricted stock awards. Up to 50,000 shares of the Company's common stock may be issued under the Plan. On August 31 of each year, while the Plan is in effect, each eligible non-employee director is granted a restricted stock award of 2,500 shares of the Company's Common Stock. The awards are subject to certain restrictions that generally prohibit the transfer of any shares prior to the first anniversary of the award, the director's death or disability, the director's resignation with the consent of the Board of Directors or a change in control of the Company as defined under the Plan. During 1996, 1995 and 1994, the Company granted 10,500, 10,500 and 7,500 shares, respectively. Compensation expense related to these awards was not significant in 1996, 1995 and 1994. At December 28, 1996 there were 21,500 shares available for future issuance.

Shareholder Rights Plan: GenRad has a shareholder rights program that was adopted June 17, 1988. Under the Plan, the holder of each share of the Company's Common Stock is entitled to purchase from the Company one share of Common Stock at a purchase price of $50.00 subject to adjustment. The Rights expire June 17, 1998 and are exercisable only if an individual or group has acquired or obtained the right to acquire beneficial ownership of 20% or more of the Company's Common Stock or announces a tender or exchange offer that would result in such individual or group owning 30% or more of the Company's Common Stock. Such percentages may, at the Board's discretion, be lowered, although in no event below 10%. When the Rights become exercisable, they separate from the Company's Common Stock. The Company is entitled to redeem the Rights in whole at $0.02 per Right under certain circumstances.

--------------------------------------------------------------------------------
GENRAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements for the Years ended December 28, 1996, December 30, 1995 and December 31, 1994
--------------------------------------------------------------------------------

NOTE 8:  INCOME TAXES

The components of income before income taxes consist of the following (in thousands):

---------------------------------------------------------------------
                           1996              1995                1994
---------------------------------------------------------------------

Domestic                $24,082           $11,229            $  1,936
Foreign                   1,597             1,505               3,658
---------------------------------------------------------------------

                        $25,679           $12,734            $  5,594
                        =============================================

The provision (benefit) for income taxes consists of the following
(in thousands):

---------------------------------------------------------------------------------------------------
                         1996                            1995                         1994
---------------------------------------------------------------------------------------------------
                Current       Deferred          Current        Deferred       Current      Deferred
---------------------------------------------------------------------------------------------------

Federal         $  219        $(2,480)          $    --         $   --         $   --        $   --
Foreign            520           --                 420             --            980            --
State               85           --                  43             --            102            --
---------------------------------------------------------------------------------------------------
                $  824        $(2,480)          $   463         $   --         $1,082        $   --
                ===================================================================================

A reconciliation of tax on income (loss) at the federal statutory rate to the recorded income tax provision (benefit) is presented below (in thousands):

--------------------------------------------------------------------------------------------------
                                                                   1996          1995         1994
--------------------------------------------------------------------------------------------------
Tax provision at statutory rate                                $  8,988      $  4,330      $ 1,902
State income taxes less related federal income tax benefits          55            28           67
Realization of deferred tax assets                              ( 8,155)       (3,893)      (  857)
Reversal of deferred tax asset valuation allowance              ( 2,480)           --           --
Foreign earnings taxed at different rates,
   including withholding taxes                                  (    64)           (2)         (30)
---------------------------------------------------------------------------------------------------
Recorded income tax (benefit) provision                        $( 1,656)     $    463      $ 1,082
                                                               ====================================

The temporary differences and carryforwards that gave rise to the significant deferred tax assets and liabilities as of December 28, 1996 and December 30, 1995 were as follows (in thousands):

--------------------------------------------------------------------------------
                                                          1996             1995
--------------------------------------------------------------------------------
Deferred tax assets:
     Domestic net operating losses not yet benefited    $ 49,193       $ 54,894
     Research and development tax credits                  9,569          9,700
     Foreign net operating losses not yet benefited           --            585
     Inventory valuation reserves                          2,993          3,555
     Retirement benefit accruals                           3,207          3,391
     Restructuring reserves, severance and lease costs
        of unused facilities                               4,136          4,914
     Other reserves                                        1,978          1,067
-------------------------------------------------------------------------------
Total deferred tax assets                                 71,076         78,106
Valuation allowance                                      (66,678)       (76,710)
--------------------------------------------------------------------------------
Net deferred tax assets                                 $  4,398       $  1,396
--------------------------------------------------------------------------------
Deferred tax liabilities:
     Depreciation                                       $( 1,649)      $ (1,392)
     Other                                               (   269)            (4)
--------------------------------------------------------------------------------
Total deferred tax liabilities                           ( 1,918)        (1,396)
--------------------------------------------------------------------------------
Net deferred taxes recorded                             $  2,480       $  --
                                                        ========================

--------------------------------------------------------------------------------
GENRAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements for the Years ended December 28, 1996, December 30, 1995 and December 31, 1994
--------------------------------------------------------------------------------

NOTE 8: INCOME TAXES (continued)

Deferred income taxes are provided to reflect the future tax consequences of differences between the book and the tax basis of assets and liabilities. At December 28, 1996 and December 30, 1995, the Company had a net deferred tax asset of $69.2 million and $76.7 million, before valuation allowance, respectively.

The Company's net deferred tax asset consists primarily of the future tax benefit from domestic net operating loss carryforwards and other tax credits. Realization of net deferred tax asset and future reversals of the valuation allowance depend on the Company's ability to generate taxable income during the respective carryforward periods.

Under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", the Company is required to recognize all or a portion of its net deferred tax asset if it believed that it was more likely than not that all or a portion of the benefits of the carryforward losses and tax credits will be realized.

In establishing the valuation reserve, management considers positive factors, including positive earnings in recent years, and negative factors including the continued restructuring actions taken by management; operating losses incurred in years prior to 1994; the competitive nature of the industry in which the Company sells its products and services; and uncertainties relating to the tax jurisdiction in which income will be generated. Based on all of these factors, primarily the positive earnings in 1994 and 1995, the Company reversed $2.5 million of the valuation allowance in the first quarter of 1996. Management believes that based on the available evidence, it is more likely than not that the Company will not realize all of the benefits from its net deferred tax asset, and accordingly, has recorded a valuation allowance of $66.7 million against the net deferred tax asset at December 28, 1996. Management continues to assess the realizability of the net deferred tax asset on an ongoing basis, and believes that it is reasonably possible that an additional portion of the valuation allowance will be reduced in the near term.

It has been the practice of the Company to reinvest unremitted earnings of foreign subsidiaries outside the United States. Accordingly, the Company does not provide for federal income taxes that would result from the remittance of such earnings.

At December 28, 1996 the Company had, for tax purposes, domestic unused net operating loss carryforwards of $143.1 million, which are available to offset future taxable income and will begin expiring in 2000. The Tax Reform Act of 1986 contains provisions that limit the net operating loss carryforwards available to be used in any given year upon the occurrence of certain events, including significant changes in ownership interests. For tax purposes, the Company has investment and research credit carryforwards, which began expiring in 1996, of $9.6 million. The European subsidiaries had a tax loss carryforward of $1.3 million at December 30, 1995, which was fully utilized in 1996. Net taxes paid were $154,000 in 1996, $43,000 in 1995 and $151,000 in 1994.

NOTE 9: RETIREMENT BENEFITS

Pension Plan: The Company maintains a noncontributory defined benefit pension plan covering substantially all domestic employees. The benefits are based on years of service, age and the average of the employee's highest five consecutive years compensation during the last 10 years of his or her employment. The Company's funding policy is to contribute amounts to the Plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Company determined to be appropriate from time to time. On January 31, 1995, the Company ceased all benefit accruals under the Company's domestic noncontributory defined benefit pension plan as part of its redesigning of the Company's employee benefit plans. Participants of the Plan who met the vesting requirements earned benefits based on years of service and compensation through January 31, 1995. The change resulted in a curtailment gain of $1.9 million in 1995.

--------------------------------------------------------------------------------
GENRAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements for the Years ended December 28, 1996, December 30, 1995 and December 31, 1994
--------------------------------------------------------------------------------

NOTE 9: RETIREMENT BENEFITS (continued)

Net pension cost included the following components (in thousands):

--------------------------------------------------------------------------------
                                                  1996        1995         1994
--------------------------------------------------------------------------------
Service cost                                    $    --      $    66    $   819
Interest cost on projected benefit obligation     2,779        2,781      2,714
Actual return on plan assets                     (4,013)      (2,565)        29
Net deferral and (amortization)                     776         (368)    (3,098)
--------------------------------------------------------------------------------
Net periodic pension (benefit) cost             $(  458)     $   (86)   $   464
                                                ================================

The plan's funded status and amounts recognized in the Company's consolidated financial statements are as follows (in thousands):

--------------------------------------------------------------------------------
                                                          1996             1995
--------------------------------------------------------------------------------
Actuarial present value of accumulated plan
benefits, including vested benefits of $39,772
and $38,163                                          $ (39,800)        $(38,237)
                                                     ===========================

Actuarial present value of projected benefit
obligation for service rendered to date              $ (39,800)        $(38,237)

Plan assets at fair value, primarily listed
stock and U.S. bonds                                    38,679           36,650
--------------------------------------------------------------------------------
Projected benefit obligation in excess of plan assets  ( 1,121)          (1,587)
Unrecognized net asset at transition                   ( 3,282)          (3,692)
Unrecognized net actuarial gain                        ( 1,104)            (686)
--------------------------------------------------------------------------------
Accrued U.S. pension cost                            $ ( 5,507)        $ (5,965)
                                                     ===========================

The discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5% at December 28, 1996 and December 30, 1995. There was no rate increase in future compensation levels to determine the actuarial present value of the projected benefit obligation at December 28, 1996 and at December 30, 1995, as the Company ceased all benefit accruals on January 31, 1995. The rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 5% at December 31, 1994. The expected long-term rate of return on plan assets was 8% in 1996 and 1995, from 8.5% in 1994. No contributions were required from the Company for 1996, 1995 or 1994.

Non-U.S. Plans: The Company has a defined benefit pension plan outside the U.S. for one of its subsidiaries. For the non-U.S. defined benefit pension plan, the net pension cost included the following components (in thousands):

--------------------------------------------------------------------------------
                                                 1996         1995         1994
--------------------------------------------------------------------------------
Service cost                                    $ 270        $ 141        $ 124
Interest cost on projected benefit obligation     267          257          214
Net deferral and (amortization)                   129          (20)         (53)
--------------------------------------------------------------------------------
Net periodic pension cost                       $ 666        $ 378        $ 285
                                                ================================

In addition, the Company recorded a curtailment gain of $0.5 million in 1994 associated with workforce reductions.

The Plan's unfunded status and amounts recognized in the Company's financial statements are as follows (in thousands):

--------------------------------------------------------------------------------
                                                        1996               1995
--------------------------------------------------------------------------------
Actuarial present value of accumulated plan
  benefits, including vested benefits of $3,089
  and $2,665                                        $ (3,217)           $(2,836)
                                                    ============================
Actuarial present value of projected benefit
  obligation for service rendered to date           $ (3,499)           $(3,206)
Unrecognized net asset at transition                     (56)               (66)
Unrecognized net actuarial gain                         (604)              (221)
--------------------------------------------------------------------------------
Accrued pension cost                                $ (4,159)           $(3,493)
                                                    ============================

--------------------------------------------------------------------------------
GENRAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements for the Years ended December 28, 1996, December 30, 1995 and December 31, 1994
--------------------------------------------------------------------------------

NOTE 9:  RETIREMENT BENEFITS (continued)

The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 7.5% at December 28, 1996 and December 30, 1995.

Postretirement Health Care and Life Insurance Benefits: Effective January 3, 1993, the Company put in place the provisions of Statement of Financial Accounting Standards No. 106 (SFAS No. 106), "Employer's Accounting for Postretirement Benefits Other Than Pensions," for its postretirement benefit plan. The Company provides certain health care and life insurance benefits for retired U.S. employees. Employees become eligible for these benefits when they reach normal retirement age while working for the Company. Prior to the adoption of this Statement, the cost was recognized as claims were paid. The Company's postretirement benefit plans were modified at the end of 1995 and include a limit on the cost of the Company's contribution for all retirees and increased contributions for future retirees. The Plan is not funded.

The following table sets forth the Plan's projected funded status (in thousands):

--------------------------------------------------------------------------------
                                                    1996                   1995
--------------------------------------------------------------------------------
Accumulated and unfunded postretirement
  benefit obligation:
Retired employees                                $(6,775)              $ (8,794)
Active employees                                  (  999)                (1,544)
--------------------------------------------------------------------------------
Total accumulated and unfunded postretirement
  benefit obligation                              (7,774)               (10,338)
Unrecognized net (gain) loss                      (  269)                 1,950
Unrecognized transition obligation                 5,532                  5,877
--------------------------------------------------------------------------------
Accrued postretirement benefit cost              $(2,511)              $ (2,511)
                                                 ===============================


The Company is recognizing the actuarial present value of the accumulated postretirement benefit obligation at transition on the delayed recognition method over 20 years.


Net periodic postretirement benefit costs for fiscal 1996, 1995 and 1994 include the following components (in thousands):

--------------------------------------------------------------------------------
                                                       1996      1995       1994
--------------------------------------------------------------------------------

Service cost                                           $ 62     $   95    $   96
Interest cost                                           505      1,028       863
Amortization of unrecognized net actuarial loss          --         24        --
Amortization of transition obligation                   345        582       583
--------------------------------------------------------------------------------
Net periodic postretirement benefit cost               $912     $1,729    $1,542
                                                       =========================


For measurement purposes, an 8.5%, 9.0% and 12% annual rate of increase in the per capita cost of covered health care benefits was assumed for fiscal 1996, 1995 and 1994, respectively. The Company's annual per capita cost commitment for retiree medical care is capped at 1995 levels. As a result, the health care cost trend rate assumption does not have a significant effect on the amounts reported. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% at December 28, 1996 and December 30, 1995.

--------------------------------------------------------------------------------
GENRAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements for the Years ended December 28, 1996, December 30, 1995 and December 31, 1994
--------------------------------------------------------------------------------

NOTE 10: LEASES

The Company leases certain manufacturing facilities, sales and service offices and equipment under operating leases. Total rental expense for these leases amounted to $4.8 million in 1996, $4.9 million in 1995 and $4.7 million in 1994.

The future minimum commitments as of December 28, 1996 for noncancellable operating leases are as follows (in thousands):

--------------------------------------------------------------------------------
                         Real Estate        Equipment                 Total
--------------------------------------------------------------------------------
1997                     $ 8,613             $ 1,027                $ 9,640
1998                       6,172                 434                  6,606
1999                       5,345                 210                  5,555
2000                       5,070                  84                  5,154
2001                       4,756                   6                  4,762
Thereafter                46,327                   2                 46,329
--------------------------------------------------------------------------------
Gross commitment         $76,283             $ 1,763                $78,046
Less sublease income      12,978                  --                 12,978
--------------------------------------------------------------------------------
Net commitment           $63,305             $ 1,763                $65,068
                         =======================================================


On July 26, 1996, the Company entered into a 15-year lease to relocate its Corporate headquarters and domestic manufacturing facility to Westford, Massachusetts. The lease is expected to begin in June 1997, the estimated completion of the construction of the building. The future minimum commitment for the noncancellable operating lease is $36.3 million, which is included above.

In October 1996 the Company's European subsidiary entered into a 15-year lease commitment at its new Orion Business Park facility located in Manchester, England. The future minimum commitment for the noncancellable operating lease is $16.1 million, which is included above.

NOTE 11: CONTINGENCIES

On August 17, 1995, the Company settled litigation with a competitor relative to patent infringement. The Company had previously established reserves for legal fees and related costs with respect to the litigation. The settlement resulted in the elimination of previously established reserves and reduced selling, general and administrative expenses by $1.3 million.

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the results of operations or the financial position of the Company.

NOTE 12: FINANCIAL INFORMATION BY GEOGRAPHIC AREA

GenRad sells and services its products primarily through its own sales and service organizations consisting of sales offices and service centers located in the United States, the United Kingdom, Germany, France, Switzerland, Italy and Singapore. Sales or service elsewhere is provided through independent representatives to whom GenRad provides technical and administrative assistance.

GenRad's operations abroad consist of selling, marketing, distributing and servicing products, providing other types of customer support services such as software development and manufacturing of diagnostic systems. Transfer prices to foreign subsidiaries, combined with supplemental commission arrangements, are intended to produce profit margins commensurate with the sales and service effort associated with the products sold.

--------------------------------------------------------------------------------
GENRAD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements for the Years ended December 28, 1996, December 30, 1995 and December 31, 1994
--------------------------------------------------------------------------------

NOTE 12: FINANCIAL INFORMATION BY GEOGRAPHIC AREA (continued)

Certain information on a geographic basis follows (in thousands):

--------------------------------------------------------------------------------
                                                1996         1995         1994
--------------------------------------------------------------------------------
Net sales:
  North America                              $ 104,268    $  85,293    $ 77,177
  Intercompany sales                            22,982       18,962      22,022
-------------------------------------------------------------------------------
       Total North America                     127,250      104,255      99,199

  Europe                                        79,277       73,461      70,726
  Intercompany sales                             1,332        2,869       2,760
-------------------------------------------------------------------------------
       Total Europe                             80,609       76,330      73,486

  Eliminations                                 (24,314)     (21,832)    (24,782)
-------------------------------------------------------------------------------
        Total                                $ 183,545    $ 158,753    $147,903
                                             ==================================
Operating profit:
  North America                              $  33,077    $  19,292    $ 18,932
  Europe                                         3,374        3,127         574
  Eliminations                                (  2,729)          56         548
  General corporate expenses                  (  7,866)      (6,106)    (11,397)
-------------------------------------------------------------------------------
       Total                                 $  25,856    $  16,369    $  8,657
                                             ==================================

Identifiable assets:
  North America                              $  70,040    $  43,689    $ 46,433
  Europe                                        45,725       43,717      35,383
-------------------------------------------------------------------------------
       Total                                 $ 115,765    $  87,406    $ 81,816
                                             ==================================

North America sales include export sales of $21.9 million in 1996, $18.6 million in 1995 and $16.5 million in 1994.

Sales to the U.S. government and related agencies amounted to 2% of consolidated sales in 1996, 7% in 1995 and 5% in 1994. Sales to a non-government customer amounted to 15% of consolidated sales in 1996, 16% in 1995 and 15% in 1994. No other customer accounted for 10% or more of consolidated sales.

--------------------------------------------------------------------------------
GENRAD, INC. AND SUBSIDIARIES

Supplementary Information
--------------------------------------------------------------------------------

Quarterly Information (In thousands, except per share amounts - unaudited)


--------------------------------------------------------------------------------
                                    First  Second    Third    Fourth      Year
--------------------------------------------------------------------------------
Year ended December 28, 1996:
Net sales and service sales      $43,554   $45,168  $46,152   $48,671  $183,545
Gross margin                      22,835    24,222   23,898    25,453    96,408
Net income                         6,949     5,711    5,010     9,665    27,335
Net income per common and
  common equivalent share:
Primary                              .30       .24      .21       .36      1.13
Fully diluted                        .29       .24      .21       .36      1.09
--------------------------------------------------------------------------------

Year ended December 30, 1995:
Net sales and service sales      $37,240   $41,738  $38,051   $41,724  $158,753
Gross margin                      18,559   19,546    18,524    20,193    76,822
Net income                         4,313    2,618     2,133     3,207    12,271
Net income per common and
  common equivalent share:
Primary                              .20       .12      .10       .14       .56
Fully diluted                        .20       .12      .09       .14       .54
--------------------------------------------------------------------------------


Common Stock
As of February 5, 1997 there were 3,382 stockholders of record holding 26,118,000 shares.

Dividends
It is the policy of the Company to retain earnings to support the growth and expansion of the Company's business. Although the Company has paid dividends in the past, there are no plans to resume paying dividends. Payment of dividends is restricted by financing agreements to which the Company is a party.

STOCK PRICE INFORMATION

--------------------------------------------------------------------------------
                                        1996                        1995
--------------------------------------------------------------------------------
                               High       Low            High           Low
--------------------------------------------------------------------------------
1st Quarter                    13 3/8      8 1/8           6 1/8         4 5/8
2nd Quarter                    17 5/8     11 3/4           8 3/8         4 7/8
3rd Quarter                    16 3/4     11 7/8          10 1/8         7 1/8
4th Quarter                    23         15 5/8           9 7/8         7 1/8

This Annual Report contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from results discussed in the forward-looking statements due to a number of important factors, including, but not limited to, those discussed in the section "Factors that may Affect Future Results" of this Annual Report.

--------------------------------------------------------------------------------
GENRAD, INC. AND SUBSIDIARIES
Investors' Reference Guide
--------------------------------------------------------------------------------

COMMON STOCK
The Company's Common Stock is listed and traded on the New York Stock Exchange (trading symbol "GEN")

TRANSFER AGENT AND REGISTRAR FOR COMMON STOCK
BankBoston is the Company's stock transfer agent and registrar and maintains the stockholder accounting records. The agent will respond to questions regarding change of ownership, lost stock certificates and consolidation of accounts. Please direct questions of this nature to BankBoston's Consumer Service Department at (617) 575-3120.

A change of address should be reported promptly by sending a signed and dated letter to BankBoston. Stockholders should state the name in which the stock is registered, account number, social security number and the new address. Please mail correspondence to:

BankBoston
c/o Boston EquiServe
Transfer Processing
Mail Stop: 45-01-05
P.O. Box 8040
Boston, MA 02266-8040

INVESTOR RELATIONS
Inquiries from stockholders and the financial community are welcome by telephone, fax or letter and should be directed to:

Claire M. Murphy
Manager, Investor Relations
GenRad, Inc.
300 Baker Avenue
Concord, MA 01742-2174
TEL (508) 287-7222
FAX (508) 287-2002
Internet: corporate@genrad.com
GenRad Home Page: http://www.genrad.com

FORM 10-K AND OTHER DOCUMENTS
The Company's Form 10-K for the fiscal year ended December 28, 1996, filed with the Securities and Exchange Commission, interim reports and additional information about the Company, its products, and the market it serves, can be obtained by request to the Corporate Relations office (above).

By using GenRad, Inc.'s Investor Relations FAX-ON-DEMAND Service, you can receive GenRad's most current stockholder information. Please call 1-800-469-1261.

ANNUAL MEETING
The Annual Meeting of Stockholders will be held in Westford, Massachusetts on Thursday, May 8, 1997, 11:00 a.m. at the Westford Regency auditorium. All stockholders are cordially invited to attend.

INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP
Boston, Massachusetts

GENERAL LEGAL COUNSEL
Nutter, McClennen & Fish, LLP
Boston, Massachusetts

--------------------------------------------------------------------------------
GenRad, Inc. is an Equal Opportunity Employer. All employment related action(s) are taken without regard to race, color, sex, national origin, sexual orientation, religion, physical/mental disability, or veteran status. Additionally, the Company is committed to maintaining an atmosphere free of discrimination and one which fosters an environment that enables all employees to work to their potential.

--------------------------------------------------------------------------------
GENRAD, INC. AND SUBSIDIARIES
Corporate Data
--------------------------------------------------------------------------------

DIRECTORS
William S. Antle III (1, 2)
President and Chief Executive Officer
Oak Industries Inc.

Russell A. Gullotti (1)
Chairman, President and Chief Executive Officer
National Computer Systems, Inc.

Lowell B. Hawkinson (3,4)
Chairman and Chief Executive Officer
Gensym Corporation

James F. Lyons
President, Chief Executive Officer
GenRad, Inc.

Richard G. Rogers (2,4)
President
Tokyo Electron America

William G. Scheerer (3,4)
President
Performance QUEST LLC

Adriana Stadecker (2,3)
President
Epic International

Ed Zschau (1,4)
Senior Lecturer of Business Administration
Harvard University


(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Corporate Governance Committee
(4) Member of the Technology and Quality Committee

--------------------------------------------------------------------------------
SENIOR MANAGEMENT TEAM
James F. Lyons
President, Chief Executive Officer

Kevin R. Cloutier
Vice President, General Manager
Electronic Manufacturing Systems

Paul Geere
Vice President, Managing Director
Advanced Diagnostic Solutions

Lori B. Hannay
Vice President, Human Resources

Sarah H. Lucas
Vice President, Chief Strategic Officer

Paul Pronsky, Jr.
Vice President, Chief Financial Officer
and Secretary

Michael W. Schraeder
Vice President, Worldwide Sales and Service

CORPORATE OFFICE
300 Baker Avenue
Concord, Massachusetts USA

MANUFACTURING AND SERVICE CENTERS
Electronics Manufacturing Systems
Concord, Massachusetts USA

Test Technology Associates, Inc.
Lewisville, Texas USA
Milpitas, California USA

Mitron Corporation
Portland, Oregon USA
Marlborough, Massachusetts USA

Integrated Customer Services, Inc.
Hudson, Massachusetts USA
Fern Park, Florida USA

Advanced Diagnostic Solutions
Manchester, UK

SALES OFFICES
Fremont, California USA
Irvine, California USA
San Jose, California USA
Altamonte Springs, Florida USA
Arlington Heights, Illinois USA
Frederick, Maryland USA
Concord, Massachusetts USA
Westford, Massachusetts USA
Novi, Michigan USA
Portland, Oregon USA
Plano, Texas USA
Cedex, France
Ismaning, Germany
Munich, Germany
Milan, Italy
Science Park, Singapore
Zurich, Switzerland
Maidenhead, UK
Manchester, UK
Windsor, UK