Form 10-K, Exhibit 13
period 1998-01-03
GENRAD INC
filed 1998-02-23
CIK 40972

Exhibit 13

                                                   GenRad, Inc. and Subsidiaries



Financial Review



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND OPERATING RESULTS                                                     14-19


REPORTS                                                                      20


CONSOLIDATED STATEMENTS OF OPERATIONS                                        21


CONSOLIDATED BALANCE SHEET                                                   22


CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)                     23


CONSOLIDATED STATEMENT OF CASH FLOWS                                         24


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                25-37


SUPPLEMENTARY INFORMATION                                                    38


INVESTORS' REFERENCE GUIDE                                                   39


CORPORATE DATA                                                               40

GenRad, Inc. and Subsidiaries
Selected Financial Data Five Year Summary
--------------------------------------------------------------------------------


(Dollar amounts in thousands, except
per share amounts and number of employees):
-----------------------------------------------------------------------------------------------------
                                               1997         1996        1995        1994        1993
-----------------------------------------------------------------------------------------------------
Operations:
Net product and service sales               $236,761    $183,545    $158,753    $147,903    $161,868
Gross margin                                 126,764      96,408      76,822      69,407      69,153
Operating income (loss)                       38,486      25,856      16,369       8,657     (39,623)
Net income (loss)                           $ 41,295    $ 27,335    $ 12,271    $  4,512    $(43,957)

Net income (loss) per common
and common equivalent share:
Basic                                       $   1.54    $   1.22    $   0.59    $   0.23    $  (2.39)
Diluted                                     $   1.43    $   1.11    $   0.56    $   0.22    $  (2.39)

Balance sheet:
Current ratio                                    3.6         2.7         1.7         1.3          1.2
Total assets                                $178,957    $115,765    $ 87,406    $ 81,816    $  78,997
Long-term debt, including current portion     10,953         146      49,073      48,955       48,990
Stockholders' equity (deficit)              $115,013    $ 63,680    $(23,238)   $(37,788)   $(44,829)

Other data:
Number of employees                            1,388       1,239      1,138        1,137       1,216
Weighted average common and
  common equivalent shares used in
  computing per share amounts
    Basic                                     26,814      22,488     20,869       19,775      18,382
    Diluted                                   28,788      27,484     21,866       20,493      18,382


GenRad, Inc. and Subsidiaries



Management's Discussion and Analysis of Financial Condition and Operating
Results


OVERVIEW

GenRad, Inc. (the "Company" or "GenRad") commenced operations as a corporation in June 1915. The Company provides manufacturers and OEMs with hardware, software and services to optimize manufacturing and after-market service productivity through increased yields and lower life cycle costs. GenRad employs approximately 1,400 employees worldwide, of whom 35 percent are applications, software and hardware engineers.

The Company offers products and services in two core business areas: electronic manufacturing systems ("EMS") and advanced diagnostic solutions ("ADS"). EMS, headquartered in Westford, Massachusetts, is a leading supplier of integrated test and inspection solutions that provide electronic manufacturers the ability to manage and control their manufacturing processes. ADS, headquartered in Manchester, England, is a leading supplier of diagnostic information solutions, specializing in complex electrical and electronic systems for automotive, aerospace, agriculture and related industries.

The fiscal year ended January 3, 1998 includes 53 weeks. The two prior fiscal years, which ended on December 28, 1996 and December 30, 1995, respectively, each include 52 weeks.


RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage of net sales represented by certain items in the Company's Consolidated Statement of Operations.


                                                  1997             1996             1995
NET PRODUCT AND SERVICE SALES                     100.0%           100.0%           100.0%
COST OF PRODUCTS AND SERVICES SOLD                 46.5             47.5             51.6
                                                  ----------------------------------------
GROSS MARGIN                                       53.5             52.5             48.4

SELLING, GENERAL AND ADMINISTRATIVE                28.9             29.4             28.8
RESEARCH AND DEVELOPMENT                            8.4              9.0              9.9
RESTRUCTURING CREDIT                                 --               --             (0.6)
                                                   ---------------------------------------
OPERATING INCOME                                   16.2             14.1             10.3
OTHER EXPENSE                                      (0.3)            (0.1)            (2.3)
INCOME TAX BENEFIT (PROVISION)                      1.5              0.9             (0.3)
                                                   ---------------------------------------
NET INCOME                                         17.4%            14.9%             7.7%
                                                   =======================================


OPERATING RESULTS - 1997 VS. 1996

Orders for the Company's products and services increased to $237.0 million for the twelve months ended January 3, 1998, from $181.0 million for the prior fiscal year. The increase in orders resulted from the strong demand in all aspects of the Company's business, particularly from customers in the following industries: contract manufacturing, computer manufacturing, telecommunications, data communications and transportation. Demand was strong in all of the Company's major markets: North America, Europe and Asia. Backlog at the end of 1997 was $24.9 million compared to $24.7 million at the end of 1996. The Company believes that a substantial portion of the 1997 backlog will be recognized as revenue during the first quarter of 1998.

Net product and service sales were $236.8 million for the twelve months ended January 3, 1998, as compared to $183.5 million for the prior fiscal year. The increase was due to increased sales in both EMS and ADS. The EMS increase was due primarily to an increase in product volume as well as the continuing shift towards the Company's higher priced, higher pin count machines required by computer and contract manufacturing customers and the strong demand for the Company's functional test equipment in the data communication and telecommunication marketplaces. The ADS increase was due primarily to hardware sales to new customers and the initial application software revenue from a Ford Motor Company contract which was entered into in 1997.

                                                  GenRad, Inc. and Subsidiaries



Management's Discussion and Analysis of Financial Condition and Operating
Results


OPERATING RESULTS - 1997 VS. 1996 (CONTINUED)

Sales to international markets accounted for 52.3% of total sales for the twelve months ended January 3, 1998, as compared to 55.1% for the prior fiscal year. Less than 10% of the sales to international markets for the twelve months ended January 3, 1998 and the prior fiscal year were sales to the Asian market. Product and service sales from international markets are subject to the risks of currency fluctuations and other customary risks associated with international markets.

Product gross margins as a percent of sales increased to 56.2% for the twelve months ended January 3, 1998, as compared to 55.3% for the prior fiscal year. Product margins improved due to the continued shift towards higher pin count machines, increased sales from the introduction of new product offerings and the continued efforts to minimize product costs.

Service gross margins as a percent of sales increased to 42.5% for the twelve months ended January 3, 1998, as compared to 42.3% for the prior fiscal year. Service margins improved due to a shift in the service mix towards value-added services such as training, software support and applications programming, which historically have had higher gross margins than maintenance services.

Selling, general and administrative expenses increased for the twelve months ended January 3, 1998, to $68.4 million from $54.1 million in the prior fiscal year. As a percent of sales, selling, general and administrative expenses were 28.9% as compared to 29.4% for the comparable period in 1996. Selling expenses increased due to the expansion of the sales force in its existing and new regions and incremental commission expense associated with the 31% increase in orders in 1997, as compared to 1996. Facility expenses increased as a result of the relocation of the corporate headquarters to Westford, Massachusetts in June of 1997, as well as the relocation of the European headquarters in Manchester, England in October of 1996. These increased costs were partially offset by a $0.9 million gain in the fourth quarter of 1997 for the settlement of a portion of the Company's U.S. defined benefit pension plan through the purchase of non-participating group annuity contracts for approximately one third of the plan's participants.

Research and development expenses increased for the twelve months ended January 3, 1998 to $19.9 million from $16.5 million in the prior fiscal year. As a percent of sales, research and development expenses were 8.4%, as compared to 9.0% for the prior fiscal year. In 1997, the three primary research and development projects were for the design of a GR Vision product, enhancements to a Mitron software suite of products and a redesign of the in-circuit test equipment operating systems. The Company capitalized $0.2 million and $1.2 million of software development costs for the fiscal years ended January 3, 1998 and December 28, 1996, respectively.

Operating income increased to $38.5 million for the twelve months ended January 3, 1998 from $25.9 million in the prior fiscal year. For the fiscal year ended January 3, 1998, operating profit was 21.6% in North America and 7.2% in Europe as compared to 24.4% and 3.9%, respectively, in the prior fiscal year. Operating margins are lower in the European sector as compared to North America primarily due to the combination of heavy price competition, lower margin machines being sold and additional European infrastructure costs required to support multiple languages and sites. The Company continues to support the European markets to maintain its status as a worldwide solution provider and is working to minimize costs through engineered cost reductions.

Interest expense was $0.8 million for the fiscal year ended January 3, 1998 as compared to $4.6 million for the prior fiscal year. Interest expense in 1997 related to a $12 million term loan entered into on June 26, 1997 for the purchase of furniture and fixtures for the Company's new corporate headquarters and manufacturing facilities in Westford, Massachusetts. During the prior fiscal year, interest expense of $3.1 million related to the Company's 7-1/4% convertible subordinated debentures and $0.5 million related to a credit facility. Additionally, the Company recorded $1.0 million of interest expense in the fourth quarter of 1996 to obtain a short-term financing facility, which was not utilized, for the redemption of all of its 7-1/4% convertible subordinated debentures and to replace its $15 million secured credit facilities with a $25 million unsecured credit facility.

Other net expense of $0.5 million for the fiscal year ended January 3, 1998 was primarily from foreign currency exchange losses. Other net income of $4.3 million for the fiscal year ended December 28, 1996 was primarily the result of a $4.0 million gain from the sale of property, plant and equipment, primarily generated from the sale of the Company's corporate headquarters and manufacturing facility in Concord, Massachusetts.

GenRad, Inc. and Subsidiaries



Management's Discussion and Analysis of Financial Condition and Operating
Results


OPERATING RESULTS - 1997 VS. 1996 (CONTINUED)

A net income tax benefit of $5.4 million was recorded in the first quarter of fiscal 1997 as compared to $2.5 million for the comparable period in 1996. The benefits represent reductions in the Company's valuation allowance for deferred taxes, which were recorded due to management's improved expectations of future income and expected utilization of the Company's domestic net operating loss carryforwards. Excluding the previously noted deferred income tax benefits, the income tax provision was $1.9 million for the twelve months ended January 3, 1998, as compared to $0.8 million for the prior fiscal year. In the fourth quarter of 1997, the Company recorded a $0.7 million net tax benefit due to a reduction in the 1997 estimated annualized effective tax rate, resulting from higher annualized profits in the U.S., as compared to Europe. At January
3, 1998, the Company had a net deferred tax asset of $61.0 million with a valuation allowance of $53.2 million. Management will continue to assess the realizability of the deferred tax asset based on actual and forecasted results.

As a result of the above, the Company reported net income of $41.3 million for the twelve months ended January 3, 1998, as compared to net income of $27.3 million for the comparable period in 1996.


OPERATING RESULTS - 1996 VS. 1995

Orders for the Company's products and services increased to $181.0 million for the twelve months ended December 28, 1996, compared to $153.4 million for the comparable period in 1995. The increase in orders between the periods resulted from the strong demand in all aspects of the Company's business, including strong demand from contract manufacturing, computer manufacturers, diagnostic customers, and transportation customers in the North American and Asian markets, as well as from the acquisition of Test Technology Associates, Inc. ("TTA") and Testware, Inc. ("Testware"). Backlog at the end of 1996 was $24.7 million compared to $26.3 million at year-end 1995.

Net product and service sales were $183.5 million for the twelve months ended December 28, 1996, as compared to $158.8 million for the comparable period in 1995. The increase is due to increased sales in EMS and ADS; new product introductions; and incremental sales associated with the acquisition of TTA and Testware. Partially offsetting these increases were decreasing sales from the MCATES contract for the U.S. Marine Corps, a $29.3 million contract. Sales for the MCATES contract were $1.1 million for the twelve months ended December 28, 1996 as compared to $9.3 million for the comparable period in 1995, as the contract was completed in fiscal 1996.

Sales to international markets accounted for 55.1% of sales for the twelve months ended December 28, 1996, as compared to 58.0% for the comparable period in 1995. Product and service sales from international markets are subject to the risks of currency fluctuations.

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

Service gross margins as a percent of sales decreased to 42.3% for the twelve months ended December 28, 1996, as compared to 46.4% for the comparable period in 1995. Service margins were impacted by customer funded development at a lower margin and continuing competitive pricing pressures in the maintenance business.

Selling, general and administrative expenses increased for the twelve months ended December 28, 1996 to $54.1 million from $45.7 million in the comparable period of 1995. The increase in expenses is due primarily to increased selling expenses associated with increased orders, additional expenses from the newly acquired TTA and Testware subsidiaries and start-up expenses incurred to support new product offerings. Additionally, in 1995 the Company resolved all legal issues and settled patent infringement litigation with a competitor. The settlement resulted in the elimination of previously established reserves and reduced selling, general and administrative expenses by $1.3 million in 1995. Furthermore, on January 31, 1995 the Company ceased all benefit accruals under the Company's domestic noncontributory defined benefit pension plan as part of its redesigning of the Company's domestic employee benefit plans. This change resulted in the Company recognizing a curtailment gain of $1.9 million in 1995, which reduced selling, general and administrative expenses.

                                                   GenRad, Inc. and Subsidiaries



Management's Discussion and Analysis of Financial Condition and Operating
Results


OPERATING RESULTS - 1996 VS. 1995 (CONTINUED)

Research and development expenses increased for the twelve month period ended December 28, 1996 to $16.5 million from $15.7 million in the comparable period in 1995. In the fourth quarter of 1996, the Company capitalized $1.2 million of software development costs. As a percentage of net product and service sales, research and development expenses prior to capitalization of software development costs decreased to 9.6% for the twelve months ended December 28, 1996 from 10.0% for the comparable period in 1995. The Company continues to invest in new product development and enhancements to existing products.

As part of a 1993 restructuring, the Company established a reserve for discontinued product lines. As a result of the sale of one such product line in March 1995, $1.0 million of the reserve was reversed in 1995.

During 1996, interest expense was $4.6 million as compared to $4.0 million for the comparable period in 1995. The Company recorded $1.0 million of expense in the fourth quarter of 1996 to obtain short-term financing for the redemption of all of its 7-1/4% convertible subordinated debentures, which was not utilized, and to replace its $15 million secured credit facilities with a $25 million unsecured credit facility. This was offset by interest savings of $0.4 million in the fourth quarter of 1996 due to the redemption of these debentures.

Other net income increased to $4.3 million in 1996 from $0.1 million in 1995. The Company realized a $4.0 million gain from the sale of property, plant and equipment. Other net income also includes foreign currency exchange gains and other miscellaneous income of $0.3 million.

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

As a result of the above, the Company reported net income of $27.3 million for the twelve months ended December 28, 1996, as compared to net income of $12.3 million for the comparable period in 1995.


LIQUIDITY AND SOURCES OF CAPITAL

Cash and cash equivalents at January 3, 1998 totaled $21.9 million, compared to $10.6 million at December 28, 1996. The Company's current ratio at January 3, 1998 increased to 3.6 from 2.7 at December 28, 1996. Cash generated from operating activities was $12.2 million for the fiscal year ended January 3, 1998, compared to $4.8 million and $1.2 million, respectively, for the two prior fiscal years.

The increase in cash provided by operating activities in the fiscal year ended January 3, 1998 is primarily attributable to an increase in overall net income. Accounts receivable and inventory increased by $35.1 million in the fiscal year ended January 3, 1998 due to the increase in sales and the maintenance of higher inventory levels to meet increasing customer demands for shorter delivery periods. An increase in current liabilities provided cash of $2.3 million in the fiscal year ended January 3, 1998 and was attributable to the general timing of vendor and employee payments.

During the fiscal year ended January 3, 1998, net cash used in investing activities was $22.7 million, compared to $7.2 million and $3.4 million, respectively, for the two prior fiscal years. Capital expenditures were $24.9 million in 1997, $8.9 million in 1996 and $6.6 million in 1995. The increase in capital expenditures during the fiscal year ended January 3, 1998 is due primarily to the relocation of the Company's corporate headquarters and manufacturing facilities to Westford, Massachusetts. Fiscal 1998 capital expenditures are expected to be approximately $15 million, which includes the implementation of a new business system.

Net cash provided by financing activities was $20.9 million for the fiscal year ended January 3, 1998, compared to cash provided of $4.7 million for the fiscal year ended December 28, 1996, and cash provided of $3.4 million for the fiscal year ended December 30, 1995. The increase in cash provided by financing activities in fiscal 1997, as compared to previous years, is attributable to the increase in the proceeds from issuance

GenRad, Inc. and Subsidiaries



Management's Discussion and Analysis of Financial Condition and Operating
Results


LIQUIDITY AND SOURCES OF CAPITAL (CONTINUED)

of stock under the Company's employee stock plans as well as from the issuance of debt. Proceeds from the issuance of stock were $9.4 million, $6.1 million and $2.6 million in 1997, 1996 and 1995, respectively. Proceeds from the issuance of debt were $12.0 million, $0 and $0.1 million in 1997, 1996 and 1995, respectively.

In the fourth quarter of 1996, the Company replaced its $12.8 million U.S. secured credit facility and its $2.2 million U.K. secured credit facility with an unsecured U.S. credit facility. The new line provides borrowings up to $25 million. There were no borrowings outstanding at January 3, 1998. The new credit facility will expire on December 31, 1998. Borrowings under the credit facility are subject to compliance with specified financial and operating covenants.

In June 1997, the Company entered into an unsecured term loan which provided approximately $12 million. The proceeds of the loan were used for the purchase of furniture and fixtures for the new corporate headquarters and manufacturing facilities in Westford, Massachusetts. The term of the loan is five years and will expire on June 26, 2002. Twenty equal quarterly principal payments of $0.6 million are due, commencing in September 1997. Interest is payable quarterly in arrears at LIBOR plus 1.25%.

The Company's primary source of liquidity is internally generated funds. In 1998, the Company anticipates it will fund its working capital and capital expenditure requirements, make interest payments on its borrowings and meet its cash obligations from internally generated funds and from the available credit facility. As the Company continues to invest in new product developments and enhancements to existing products, it expects research and development net expenditures to continue at approximately the same percentage of sales as prior fiscal years.


EFFECTS OF INFLATION AND FOREIGN EXCHANGE

Although the Company cannot accurately determine the precise effect of inflation on its operations, it does not believe inflation has had a material effect on sales or results of operations. The Company attempts to mitigate inflationary cost increases by continuously improving manufacturing methods and technologies. Management does not expect inflation to have a significant impact on operations in the foreseeable future.

The Company conducts a significant amount of its business and has a number of operating facilities in countries outside the United States (e.g., England, France, Italy, Germany, Switzerland, Singapore, Malaysia, Canada and Mexico). As a result, the Company may experience transaction and translation gains and losses because of currency fluctuations. In order to minimize foreign exchange transaction risk, the Company selectively hedges certain of its foreign exchange exposures through forward exchange contracts. The strategy of selective hedging can partially reduce the Company's vulnerability to certain of its foreign exchange exposures and the Company expects to continue this practice in the future to the extent appropriate.


FACTORS THAT MAY AFFECT FUTURE RESULTS

This Annual Report may contain forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company's actual results of operations and future financial conditions may differ materially from those expressed in any such forward-looking statements as a result of many factors that may be beyond the Company's control. Factors that might cause such differences include, but are not limited to, those discussed below.

The Company has experienced and expects to continue to experience fluctuations in its results of operations, particularly on a quarterly basis. The Company's expense levels are based, in part, on expectations of future revenues. If revenue levels in a particular period do not meet expectations, due to the timing of the receipt of orders from customers, customer cancellations or delays of shipments, then operating results could be adversely impacted.

The market for the Company's products is characterized by rapid technological change, an increased demand for specific feature requests by customers, evolving industry standards, and frequent new product introductions. The introduction of products embodying new technology or the emergence of new industry standards or practices could render the Company's existing products obsolete or otherwise unmarketable. Future operating results are dependent upon the Company's ability to develop, design, manufacture and market technologically innovative products that meet customer needs.

                                                   GenRad, Inc. and Subsidiaries



Management's Discussion and Analysis of Financial Condition and Operating
Results


FACTORS THAT MAY AFFECT FUTURE RESULTS (CONTINUED)

Competition in the markets where the Company operates is intense. The Company continues to invest in manufacturing productivity to try to minimize the impact of competitive pricing pressures, fluctuations within the Company's product mix, potential inventory obsolescence exposure and start-up manufacturing costs for new product introductions.

The Company is dependent upon a number of suppliers for several key components of its products. The loss of certain of the Company's suppliers, supply shortages or increases in the costs of key raw materials could have a material adverse effect on the Company.

The Year 2000 issue is the result of a computer program being written using two digits rather than four to define the applicable year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. The Company is in the process of rectifying the Year 2000 issue in its core business systems, and it is projected to be complete by the third quarter of 1998. Both internal and external resources will be utilized, and the projected costs, which are expected to be minimal, will be expensed as incurred. The Company has established a task force to ensure that the software utilized within its wide suite of products is Year 2000 compliant and any vendor or customer related issues are addressed. At this point, the Company cannot project when it will be completed nor the estimated total costs associated with the remediation plan.

Other factors which could impact future results are past and future acquisitions, strategic alliances, patent or product liability claims in excess of available insurance coverage, changes in the Company's effective tax rates, new regulatory requirements, political and economic changes, tariffs, trade restrictions, transportation delays, foreign currency fluctuations and inflation.

The Company disclaims any intent or obligation to update any forward-looking statements that may be included in this report. Additionally, there can be no assurance that other factors, not included above, could impact future results.


IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income". This Statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. This Statement is required to be adopted in the Company's fiscal year-end 1998. The Financial Accounting Standards Board issued Statement No. 131, "Disclosure about Segments of an Enterprise and Related Information". This Statement requires an enterprise to report financial and descriptive information about its reportable operating income. Operating segments are components that are evaluated regularly by chief operating decision makers in deciding how to allocate resources and in assessing performance. This Statement requires a business enterprise to report a measure of segment profit or loss, certain specific revenue and expense items (including interest, depreciation, and income taxes), and segment assets. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement is required to be adopted in the Company's fiscal year-end 1998. These Statements will not affect the Company's consolidated financial position or results of operations because they impact disclosure only.

GenRad, Inc. and Subsidiaries



Reports


MANAGEMENT REPORT

Management is responsible for the preparation and integrity of the consolidated financial statements appearing in this Annual Report. The financial statements were prepared in conformity with generally accepted accounting principles. Management has included in the Company's financial statements, amounts that are based on estimates and judgement, which they believe are reasonable under the existing circumstances.

Management believes that its established accounting procedures and related systems of internal control provide reasonable assurance, at an appropriate cost/benefit relationship, that assets are safeguarded, that the books and records properly reflect all transactions, and the policies and procedures are implemented by qualified personnel.

Our independent auditors, Price Waterhouse LLP, have audited the consolidated financial statements. Their audit was conducted in accordance with generally accepted auditing standards and provides an independent opinion about the fair presentation of the consolidated financial statements. When performing their audit, Price Waterhouse LLP considers the Company's internal control structure to the extent they deem necessary to issue their opinion on the financial statements. The Board of Directors appoints the independent auditors; ratification of the appointment is solicited annually from the stockholders.

The Board of Directors, through its Audit Committee, consisting solely of outside directors of the Company, is responsible for reviewing and monitoring the Company's financial reporting and accounting practices. Price Waterhouse LLP has full and free access to the Audit Committee, and meets with the Committee, with and without the presence of management.


/s/ Paul Pronsky, Jr.
---------------------
Paul Pronsky, Jr.
Vice President,
Chief Financial Officer and Secretary
January 26, 1998


REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of GenRad, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of GenRad, Inc. and its subsidiaries at January 3, 1998 and December 28, 1996, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP
------------------------
Price Waterhouse LLP
Boston, Massachusetts
January 26, 1998

                                                   GenRad, Inc. and Subsidiaries



Consolidated Statement of Operations


YEARS ENDED JANUARY 3, 1998, DECEMBER 28, 1996 AND DECEMBER 30, 1995 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
------------------------------------------------------------------------


                                                           1997             1996              1995
SALES:
   SALES OF PRODUCTS                                   $191,120         $144,325          $122,105
   SALES OF SERVICES                                     45,641           39,220            36,648
                                                       --------------------------------------------
     TOTAL SALES                                        236,761          183,545           158,753
                                                       --------------------------------------------
COST OF SALES:
   COST OF PRODUCTS SOLD                                 83,738           64,500            62,277
   COST OF SERVICES SOLD                                 26,259           22,637            19,654
                                                       --------------------------------------------
     TOTAL COST OF SALES                                109,997           87,137            81,931
                                                       --------------------------------------------
GROSS MARGIN                                            126,764           96,408            76,822
                                                       --------------------------------------------

SELLING, GENERAL AND ADMINISTRATIVE                      68,376           54,061            45,736
RESEARCH AND DEVELOPMENT                                 19,902           16,491            15,717
RESTRUCTURING CREDIT                                         --               --            (1,000)
                                                       --------------------------------------------
     TOTAL OPERATING EXPENSES                            88,278           70,552            60,453
                                                       --------------------------------------------
OPERATING INCOME                                         38,486           25,856            16,369
                                                       --------------------------------------------

OTHER INCOME (EXPENSE):
   INTEREST INCOME                                          530              106               238
   INTEREST EXPENSE                                        (793)          (4,575)           (4,009)
   OTHER, NET                                              (477)           4,292               136
                                                       --------------------------------------------
     TOTAL OTHER EXPENSES                                  (740)            (177)           (3,635)
                                                       --------------------------------------------
INCOME BEFORE INCOME TAXES                               37,746           25,679            12,734
INCOME TAX (BENEFIT) PROVISION                           (3,549)          (1,656)              463
                                                       --------------------------------------------
NET INCOME                                             $ 41,295         $ 27,335          $ 12,271
                                                       ============================================
NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE:
   BASIC                                               $   1.54         $  1.22           $   0.59
                                                       ============================================
   DILUTED                                             $   1.43         $  1.11           $   0.56
                                                       ============================================

WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES
  USED IN COMPUTING PER SHARE AMOUNTS:
   BASIC                                                 26,814          22,488             20,869
                                                       ============================================
   DILUTED                                               28,788          27,484             21,866
                                                       ============================================



       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

GenRad, Inc. and Subsidiaries



Consolidated Balance Sheet


JANUARY 3, 1998 AND DECEMBER 28, 1996 (IN THOUSANDS)
----------------------------------------------------


                                                                              1997              1996
ASSETS
CURRENT ASSETS:
   CASH AND EQUIVALENTS                                                    $ 21,883          $ 10,557
   ACCOUNTS RECEIVABLE, LESS ALLOWANCES OF $1,127 AND $1,431                 73,006            49,142
   INVENTORIES                                                               29,896            20,250
   OTHER CURRENT ASSETS                                                       4,194             4,501
                                                                           ---------------------------
     TOTAL CURRENT ASSETS                                                   128,979            84,450
                                                                           ---------------------------
PROPERTY, PLANT AND EQUIPMENT, NET                                           33,479            19,168
DEFERRED TAX ASSET                                                            7,868             2,480
INTANGIBLE ASSETS                                                             7,107             8,486
OTHER ASSETS                                                                  1,524             1,181
                                                                           ---------------------------
                                                                           $178,957          $115,765
                                                                           ===========================
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   TRADE ACCOUNTS PAYABLE                                                  $ 12,730          $  7,171
   ACCRUED LIABILITIES                                                       12,445            15,007
   ACCRUED COMPENSATION AND EMPLOYEE BENEFITS                                 6,884             7,096
   ACCRUED INCOME TAXES                                                       1,029             1,537
   CURRENT PORTION OF LONG-TERM DEBT                                          2,434                 -
                                                                           ---------------------------
     TOTAL CURRENT LIABILITIES                                               35,522            30,811
                                                                           ---------------------------
LONG-TERM LIABILITIES:
   LONG-TERM DEBT                                                             8,519               146
   ACCRUED PENSIONS AND BENEFITS                                             11,239            12,177
   FUTURE LEASE COSTS OF UNUSED FACILITIES                                    4,106             4,949
   OTHER LONG-TERM LIABILITIES                                                4,558             4,002
                                                                           ---------------------------
     TOTAL LONG-TERM LIABILITIES                                             28,422            21,274
                                                                           ---------------------------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
   COMMON STOCK, $1 PAR VALUE, 60,000,000 SHARES AUTHORIZED;
     27,349,000 AND 26,048,000 ISSUED AND OUTSTANDING                        27,349            26,048
   ADDITIONAL PAID-IN CAPITAL                                               172,026           163,099
   ACCUMULATED DEFICIT                                                      (82,492)         (123,787)
   CUMULATIVE TRANSLATION ADJUSTMENT                                         (1,870)           (1,680)
                                                                           ---------------------------
TOTAL STOCKHOLDERS' EQUITY                                                  115,013            63,680
                                                                           ---------------------------
                                                                           $178,957          $115,765
                                                                           ===========================



       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                                                   GenRad, Inc. and Subsidiaries



Consolidated Statement of Stockholders' Equity (Deficit)


YEARS ENDED JANUARY 3, 1998, DECEMBER 28, 1996 AND DECEMBER 30, 1995 (IN THOUSANDS)
--------------------------------------------------------------------


                                                                                                                             TOTAL
                                                        COMMON                                                              STOCK-
                                                        STOCK,        ADDITIONAL                        CUMULATIVE        HOLDERS'
                                                        $1 PAR           PAID-IN       ACCUMULATED     TRANSLATION          EQUITY
                                                         VALUE           CAPITAL           DEFICIT      ADJUSTMENT       (DEFICIT)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994                           $19,738          $108,304        $(163,393)        $(2,437)      $ (37,788)
NET INCOME                                                  --                --           12,271              --          12,271
TRANSLATION ADJUSTMENT                                      --                --               --            (347)           (347)
STOCK ISSUED UNDER EMPLOYEE STOCK PLANS                  1,494             1,132               --              --           2,626
                                                       ---------------------------------------------------------------------------
BALANCE AT DECEMBER 30, 1995                            21,232           109,436         (151,122)         (2,784)        (23,238)
NET INCOME                                                  --                --           27,335              --          27,335
TRANSLATION ADJUSTMENT                                      --                --               --           1,104           1,104
STOCK ISSUED UNDER EMPLOYEE STOCK PLANS                  1,256             4,835               --              --           6,091
STOCK ISSUED IN CONNECTION WITH
  COMPANY ACQUISITIONS                                     108             1,972               --              --           2,080
CONVERSION OF 7-1/4% CONVERTIBLE DEBENTURES              3,452            46,856               --              --          50,308
                                                       ---------------------------------------------------------------------------
BALANCE AT DECEMBER 28, 1996                            26,048           163,099         (123,787)         (1,680)         63,680
NET INCOME                                                  --                --           41,295              --          41,295
TRANSLATION ADJUSTMENT                                      --                --               --            (190)           (190)
STOCK ISSUED UNDER EMPLOYEE STOCK PLANS                  1,301             8,121               --              --           9,422
TAX BENEFIT OF STOCK OPTIONS                                --               806               --              --             806
                                                       ---------------------------------------------------------------------------
BALANCE AT JANUARY 3, 1998                             $27,349          $172,026        $ (82,492)        $(1,870)      $ 115,013
                                                       ===========================================================================




       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

GenRad, Inc. and Subsidiaries



Consolidated Statement of Cash Flows


YEARS ENDED JANUARY 3, 1998, DECEMBER 28, 1996 AND DECEMBER 30, 1995 (IN THOUSANDS)
--------------------------------------------------------------------


                                                                              1997             1996              1995
OPERATING ACTIVITIES:
   NET INCOME                                                               $ 41,295          $27,335           $12,271
   ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
     PROVIDED BY (USED IN) OPERATING ACTIVITIES:
     DEPRECIATION AND AMORTIZATION                                             9,250            6,825             5,577
     LOSS (GAIN) ON DISPOSITION OF PROPERTY, PLANT AND EQUIPMENT                 265           (4,034)              694
     PAYMENT FOR LEASE COSTS OF EXCESS FACILITIES, NET                          (843)          (1,671)           (4,775)
     (DECREASE) INCREASE RESULTING FROM
     CHANGES IN OPERATING ASSETS AND LIABILITIES:
     ACCOUNTS RECEIVABLE                                                     (24,941)          (3,845)           (8,321)
     INVENTORIES                                                             (10,185)          (4,211)              208
     OTHER CURRENT ASSETS                                                        173           (1,373)            1,102
     DEFERRED TAX ASSET                                                       (5,388)          (2,480)               --
     TRADE ACCOUNTS PAYABLE                                                    5,689           (1,375)             (736)
     ACCRUED LIABILITIES                                                      (2,305)          (7,692)           (2,951)
     ACCRUED COMPENSATION AND EMPLOYEE BENEFITS                                 (600)          (2,930)             (957)
     ACCRUED INCOME TAXES                                                       (474)             775              (201)
     OTHER, NET                                                                  221             (485)             (698)
                                                                            --------------------------------------------
       NET CASH PROVIDED BY OPERATING ACTIVITIES                              12,157            4,839             1,213
                                                                            --------------------------------------------
INVESTING ACTIVITIES:
   PURCHASES OF PROPERTY, PLANT AND EQUIPMENT                                (24,879)          (8,947)           (6,598)
   PURCHASE OF SUBSIDIARIES                                                       --           (4,989)               --
   PROCEEDS FROM SALE OF PROPERTY, PLANT AND EQUIPMENT                         2,175            6,769                73
   PROCEEDS FROM SALE OF ASSETS HELD FOR SALE                                     --               --             3,157
                                                                            --------------------------------------------
     NET CASH USED IN INVESTING ACTIVITIES                                   (22,704)          (7,167)           (3,368)
                                                                            --------------------------------------------
FINANCING ACTIVITIES:
   PROCEEDS FROM ISSUANCE OF DEBT                                             12,009               --                76
   REPAYMENT OF DEBT                                                          (1,337)            (642)               --
   NET CHANGE IN REVOLVING LINE OF CREDIT                                         --             (729)              729
   PROCEEDS FROM EXERCISE OF STOCK OPTIONS                                     9,423            6,091             2,626
   TAX BENEFIT FROM EXERCISE OF STOCK OPTIONS                                    806               --                --
                                                                            --------------------------------------------
     NET CASH PROVIDED BY FINANCING ACTIVITIES                                20,901            4,720             3,431
                                                                            --------------------------------------------
EFFECTS OF EXCHANGE RATES ON CASH                                                972             (899)             (209)
                                                                            --------------------------------------------
INCREASE IN CASH AND EQUIVALENTS                                              11,326            1,493             1,067
CASH AND EQUIVALENTS AT BEGINNING OF YEAR                                     10,557            9,064             7,997
                                                                            --------------------------------------------
CASH AND EQUIVALENTS AT END OF YEAR                                         $ 21,883          $10,557           $ 9,064
                                                                            ============================================


SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY:

In conjunction with the purchase of TTA in 1996, the Company recorded a minimum future obligation of $2.0 million which was classified as accrued liabilities and other long-term liabilities.

Stock issued in association with the Company's acquisitions in 1996 increased total stockholders' equity by $2.1 million.

The net carrying amount of convertible debt, including unamortized debt issue costs and accrued interest, which converted to equity in 1996, was $50.3 million.


       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                                                   GenRad, Inc. and Subsidiaries



Notes to Consolidated Financial Statements for the Years ended January 3, 1998, December 28, 1996, and December 30, 1995


NOTE 1: DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES


Description of the Business: GenRad, Inc. (the "Company" or "GenRad") commenced operations as a corporation in June 1915. The Company is a leading worldwide supplier of integrated test, measurement and diagnostic solutions for the manufacture and maintenance of electronic products. The Company offers products and services in two core business areas: electronic manufacturing systems and advanced diagnostic solutions.

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

Revenue Recognition and Accounts Receivable: Revenue from product sales is generally recognized at the time the product is shipped or delivered to the customer. Service revenue is recognized over the contractual period on a straight-line basis for service contracts or as services are performed. Revenue under certain contracts is recognized under the percentage-of-completion method.

Financial instruments which potentially expose the Company to concentration of credit risks include accounts receivable. The Company maintains reserves for potential credit issues which, in the aggregate, have not exceeded management's expectations.

Net Income Per Common and Common Equivalent Share: In February 1997, Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS No. 128), was issued which supercedes the old methodology for calculation of EPS, as promulgated under APB Opinion No. 15. The new Standard simplifies the existing computational guidelines, revises the disclosure requirements and increases the comparability of EPS data on an international basis. SFAS No. 128 requires presentation of "basic" earnings per share (which excludes dilution as a result of unexercised stock options and convertible subordinated debentures) and "diluted" earnings per share. The Statement was adopted in fiscal 1997 and all prior periods were retroactively restated. Earnings per share was calculated in accordance with SFAS No. 128 for the fiscal years ended January 3, 1998, December 28, 1996 and December 30, 1995 as follows (in thousands, except per share amounts):



                                                        1997                         1996                         1995
---------------------------------------------------------------------------------------------------------------------------------
                                                                  PER                           PER                           PER
                                                                SHARE                         SHARE                         SHARE
                                           INCOME     SHARES   AMOUNT    INCOME    SHARES    AMOUNT    INCOME    SHARES    AMOUNT
---------------------------------------------------------------------------------------------------------------------------------
BASIC:
INCOME AVAILABLE TO
   COMMON STOCKHOLDERS                    $41,295     26,814   $1.54     $27,335   22,488    $1.22     $12,271   20,869    $0.59
                                                              -------                        ------                        ------

EFFECT OF DILUTIVE SECURITIES:
ASSUMED CONVERSION OF 7-1/4%
   CONVERTIBLE SUBORDINATED
     DEBENTURES                                --         --               3,131    2,981                   --       --

ASSUMED EXERCISE OF STOCK OPTIONS              --      1,974                  --    2,015                   --      997
                                          ------------------             ----------------              ----------------

DILUTED EPS:
INCOME AVAILABLE TO COMMON
   STOCKHOLDERS AND ASSUMED
     CONVERSIONS                          $41,295     28,788   $1.43     $30,466   27,484    $1.11     $12,271    21,866   $0.56
                                          --------------------------------------------------------------------------------------


GenRad, Inc. and Subsidiaries



Notes to Consolidated Financial Statements for the Years ended January 3, 1998, December 28, 1996, and December 30, 1995


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

Property, Plant and Equipment: These assets are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets (buildings and improvements, 3 to 15 years; machinery and equipment, 3 to 8 years; and service parts, 5 to 7 years).

Intangible Assets: Goodwill, representing the excess of the purchase price over the fair value of the net assets of the acquired entities, is being amortized on a straight-line basis over the period of expected benefit of three to ten years.

The Company capitalizes certain computer software development costs once technological feasibility is established. Capitalized computer software costs are amortized over the economic lives of the related products, generally two years, beginning from when the product is available for general release to customers. Computer software costs capitalized for the fiscal years ended January 3, 1998 and December 28, 1996 were $0.2 million and $1.2 million, respectively. Accumulated amortization was $0.7 million at January 3, 1998 and $0 at December 28, 1996. Amortization expense was $0.7 million in 1997 and $0 in both 1996 and 1995.

Purchased software of $0.8 million, which was attributable to the acquisition of Field Oriented Engineering, AG, was recorded in the third quarter of fiscal 1996. This purchased software is being amortized on a straight-line basis over three years.

Other intangibles also include the cost of patents and trademarks acquired, which are amortized on a straight-line basis over their estimated useful lives.

The Company evaluates the net realizable value of its intangible assets on an ongoing basis. Should the review indicate that an intangible asset will not be recoverable, the Company's carrying value will be reduced by the estimated shortfall of the undiscounted cash flows.

Foreign Currency Translation: The local currency is the functional currency (primary currency in which business is conducted) for the Company's subsidiaries with the exception of the Company's Mexican subsidiary whose functional currency is the U.S. dollar. All balance sheet accounts of foreign subsidiaries are translated at the current exchange rates and statement of operations items are translated at the average exchange rates during the year. Resulting translation adjustments are made directly to a separate component of stockholders' equity (deficit). The effect of foreign currency transaction gains and losses, included in the determination of 1997, 1996 and 1995 results of operations, was not significant.

Fiscal Year: The Company's fiscal year ends on the Saturday nearest December 31. Fiscal year 1997 includes 53 weeks, whereas fiscal years 1996 and 1995 include 52 weeks.

Reclassifications: Certain reclassifications were made to the 1995 consolidated financial statements to conform to the 1997 presentation. The pension curtailment gain of $1.9 million was reclassified from Restructuring and pension curtailment gain to Selling, general and administrative.

                                                   GenRad, Inc. and Subsidiaries



Notes to Consolidated Financial Statements for the Years ended January 3, 1998, December 28, 1996, and December 30, 1995


NOTE 2: ACQUISITIONS

Test Technology Associates, Inc. ("TTA") and Testware, Inc. ("Testware"): On January 16, 1996 and November 8, 1996, respectively, the Company acquired TTA and Testware. These companies provide custom test programming, test fixture integration and other value-added services to manufacturers and users of electronic products.

The acquisition of TTA was for cash and the acquisition of Testware was for cash and 80,000 shares of the Company's Common Stock. Both acquisitions were accounted for by the purchase method of accounting. Pro forma results of operations have not been presented because the effects of the acquisitions were not significant. The results of TTA and Testware are included in the 1996 financial statements beginning from the date of purchase. The excess purchase price over the net assets acquired, recorded as goodwill, is being amortized on a straight-line basis over the lesser of its useful life or 10 years.

In conjunction with the purchase of TTA, the Company agreed to pay to the sellers for each of fiscal years 1996 through 1999 the greater of $0.5 million per year, or fifty percent of TTA's profit before taxes in excess of $0.3 million for the respective years. The minimum obligation of $2.0 million was recorded at the date of acquisition. At January 3, 1998 the total remaining obligation was $1.5 million, with $0.5 million classified as accrued liabilities and $1.0 million classified as other long-term liabilities.

Mitron Corporation ("Mitron"): On June 20, 1996, GenRad, Inc. acquired Mitron. Mitron is a developer of an integrated family of software applications, tools and services for electronics manufacturing including its CIMBridge(R) software applications. The products enable users to generate and collect electronics manufacturing data to achieve greater control, shorten time-to-market and lower costs.

In connection with the acquisition, the Company issued approximately 1,196,000 shares of GenRad Common Stock in exchange for all outstanding shares of Mitron common stock. The acquisition was accounted for as a pooling of interests, and accordingly, the consolidated financial statements and all financial data contained herein have been restated to include the accounts of Mitron for all periods presented. Financial results for each of the previously separate companies have not been presented because the effects of the acquisition were not significant. Merger costs were insignificant and were expensed in the second quarter of 1996.

Field Oriented Engineering, AG ("FOE AG"): On August 14, 1996, GenRad acquired certain assets of FOE AG, consisting primarily of the software program known as TRACS(R) III, which had been and is now sold to electronic manufacturing systems customers. In close collaboration with GenRad, FOE AG developed TRACS(R) III which provides manufacturers of electronic products real-time data collection, analysis and reporting for improved manufacturing process control and paperless repair.

The acquisition was accounted for by the purchase method of accounting. Pro forma results of operations have not been presented because the effects of the acquisition were not significant. The purchase price paid by GenRad in connection with the acquisition of certain assets consisted of shares of GenRad Common Stock and cash. The excess purchase price over the net assets acquired, recorded as goodwill, is being amortized on a straight-line basis over three years.


NOTE 3: EXCESS FACILITY RESERVES

The Company had excess facility reserves of $4.9 million and $6.6 million at January 3, 1998 and December 28, 1996, respectively. The excess facilities reserves were provided for two buildings: one in Milpitas, California with a lease expiration of March 1998 and the other in Maidenhead, England with a lease expiration date of 2013. The Milpitas, California building has been partially subleased through March 1998, and the Maidenhead building has been subleased through March 2001. As the Company continues to renegotiate leasing arrangements, the utilization of excess facilities reserves and related cash outflows may differ from the present estimates.

GenRad, Inc. and Subsidiaries



Notes to Consolidated Financial Statements for the Years ended January 3, 1998, December 28, 1996 and December 30, 1995


NOTE 4: DETAILS OF FINANCIAL STATEMENT COMPONENTS (IN THOUSANDS)

                                                         1997              1996

CASH AND EQUIVALENTS:
   CASH                                              $  5,118          $  5,957
   CERTIFICATE OF DEPOSIT                                  --               300
   MONEY MARKET                                        11,365                --
   LOAN PARTICIPATIONS                                  5,400             4,300
                                                     --------------------------
                                                     $ 21,883          $ 10,557
                                                     ==========================
INVENTORIES:
   RAW MATERIALS                                     $ 18,378          $ 10,632
   WORK IN PROCESS                                      8,355             4,075
   FINISHED GOODS                                       3,163             5,543
                                                     ---------------------------
                                                     $ 29,896          $ 20,250
                                                     ==========================
PROPERTY, PLANT AND EQUIPMENT:
   BUILDINGS AND LEASEHOLD IMPROVEMENTS              $ 14,612          $  2,908
   MACHINERY AND EQUIPMENT                             56,259            64,058
   SERVICE PARTS                                       12,757            13,189
                                                     ---------------------------
                                                       83,628            80,155
   ACCUMULATED DEPRECIATION                           (50,149)          (60,987)
                                                     ---------------------------
                                                     $ 33,479          $ 19,168
                                                     ==========================
INTANGIBLE ASSETS:
   GOODWILL                                          $  6,029          $  6,029
   CAPITALIZED AND PURCHASED COMPUTER SOFTWARE          2,374             2,187
   OTHER INTANGIBLE ASSETS                              1,534             1,333
                                                     ---------------------------
                                                        9,937             9,549
   ACCUMULATED AMORTIZATION                            (2,830)           (1,063)
                                                     ---------------------------
                                                     $  7,107          $  8,486
                                                     ==========================
ACCRUED LIABILITIES:
   LEASE COSTS OF UNUSED FACILITIES                  $  1,315          $  1,686
   CUSTOMER PREPAYMENTS                                 6,059            10,238
   OTHER ACCRUED LIABILITIES                            5,071             3,083
                                                     ---------------------------
                                                     $ 12,445          $ 15,007
                                                     ==========================
ACCRUED PENSION AND BENEFITS:
   ACCRUED U.S. PENSION COST                         $  4,258          $  5,507
   ACCRUED FOREIGN PENSION COST                         4,247             4,159
   ACCRUED POSTRETIREMENT BENEFIT COST                  2,734             2,511
                                                     ---------------------------
                                                     $ 11,239          $ 12,177
                                                     ==========================

                                                   GenRad, Inc. and Subsidiaries



Notes to Consolidated Financial Statements for the Years ended January 3, 1998, December 28, 1996 and December 30, 1995


NOTE 5: DEBT


Term Loan: On June 26, 1997, the Company entered into a five year term loan which provided approximately $12 million for the purchase of furniture and fixtures for the Company's new corporate headquarters and manufacturing facilities in Westford, Massachusetts. The principal of the loan is repayable in twenty equal quarterly payments of $0.6 million. Interest is payable quarterly in arrears at LIBOR plus 1.25%. At January 3, 1998, the outstanding balance of the term loan was $11.0 million, of which $2.4 million is classified as current. Annual maturities of the term loan for the five years subsequent to January 3, 1998 are as follows: 1998 through 2001 - $2.4 million per year; and 2002 - $1.4 million.

Convertible Subordinated Debentures: On October 22, 1996, the Company announced its redemption of all $50 million of its 7-1/4% convertible subordinated debentures due in 2011 at par value plus accrued interest to the redemption date. Prior to the November 6, 1996 redemption date, holders of the debentures converted $49.6 million of principal into common stock at a price of $14.375 per share. The remaining principal was redeemed in cash totaling $0.4 million, including accrued interest and bond redemption costs. The net carrying amount of convertible debt, including unamortized debt issue costs and accrued interest, which was converted to equity was $50.3 million. The Company recorded $1.0 million of interest expense in the fourth quarter of 1996 to obtain short-term financing for the redemption of all of its 7-1/4% convertible subordinated debentures, which was not utilized, and to replace its $15 million secured credit facilities with a $25 million unsecured credit facility.

Line of Credit: The Company has a $25 million credit facility. Borrowings under the credit facility will expire on December 31, 1998 and are subject to compliance with specified financial and operating covenants. Interest is payable at the lesser of (i) the prime interest rate, or (ii) under a LIBOR option, with borrowing spreads of LIBOR plus 1.25% to LIBOR plus 1.75%. The unused commitment fee ranges from 0.250% to 0.625% based upon the Company's financial performance. There were no borrowings outstanding on the line of credit at January 3, 1998.

Interest Paid: Interest paid amounted to $0.5 million in 1997, $5.1 million in 1996 and $4.0 million in 1995.


NOTE 6: FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company operates internationally and is exposed to market risks from changes in foreign exchange rates. Derivative financial instruments are utilized by the Company to partially mitigate those risks. The Company does not hold or issue financial instruments for trading purposes.

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

At January 3, 1998, the Company had contracts comprised primarily of European currencies maturing through June 25, 1998 to sell $17.4 million, net, of foreign currency at various rates.


NOTE 7: STOCK PLANS


Stock Option and Restricted Stock Award Plans: The Company has four stock option plans: a 1982 plan for 2,700,000 shares (terminated in 1991); a 1991 plan (amended in 1993, 1994, 1996 and 1997) for 8,250,000 shares for key employees; a 1991 plan (amended in 1995) for 200,000 shares for non-employee directors, and a 1997 plan for 500,000 shares for key employees excluding directors and officers.

In general, option shares granted under these plans are exercisable in installments based on years of service or stock price. Options under the 1991 and 1997 key employee plans generally become vested over a four-year period and have a maximum term of ten years.

GenRad, Inc. and Subsidiaries



Notes to Consolidated Financial Statements for the Years ended January 3, 1998, December 28, 1996 and December 30, 1995


NOTE 7: STOCK PLANS (CONTINUED)

Options under the 1991 non-employee directors plan generally become vested upon issuance of options and have a maximum term of five years. Stock options issued under the 1991 plans may be either non-qualified stock options or incentive stock options. Stock options issued under the 1997 plan are non-qualified stock options. Certain stock options were granted in 1997 with an exercise price below the fair market value of the underlying stock. This resulted in deferred compensation expense of $1.9 million, which will be recognized over the future years of service. Compensation expense was $0.3 million in 1997 and the deferred compensation balance was $1.6 million at January 3, 1998.

The 1991 Equity Incentive Plan contains provisions for stock options, as described above, and restricted stock awards. All restricted stock awards are granted subject to restrictions as to continuous employment, except in the case of death, permanent disability or retirement. One fourth of the shares vest at the end of one year from the date of grant and the remaining shares are vested at a one-fourth rate per year through the fourth year. The cost of the awards, determined as the fair market value of the shares on the date of grant, is charged to expense ratably over the vesting period. No restricted stock awards were issued in 1997, 1996 and 1995.

Stock option activity is summarized below (thousands of shares):



                                                   1997                          1996                          1995
----------------------------------------------------------------------------------------------------------------------------------
                                                            WEIGHTED                       WEIGHTED                       WEIGHTED
                                             TOTAL           AVERAGE        TOTAL           AVERAGE       TOTAL            AVERAGE
                                            SHARES      OPTION PRICE       SHARES      OPTION PRICE      SHARES       OPTION PRICE
----------------------------------------------------------------------------------------------------------------------------------
OPTIONS:
OUTSTANDING AT BEGINNING OF YEAR             4,043           $  8.88        3,514            $ 5.06       4,170             $ 4.66
GRANTED                                      2,593             16.19        2,021             13.44         728               5.55
EXERCISED                                   (1,175)             6.40       (1,132)             5.16        (759)              3.08
CANCELED                                      (418)            12.82         (360)             8.95        (625)              5.35
                                            ---------                     ---------                     ---------

OUTSTANDING AT END OF YEAR                   5,043             12.88        4,043              8.88       3,514               5.06
                                            =========                     =========                     =========

OPTIONS EXERCISABLE                          1,896                          2,644                         1,466
                                            =========                     =========                     =========
OPTIONS AVAILABLE FOR FUTURE GRANTS            517                            195                           162
                                            =========                     =========                     =========


The following table summarizes information about the stock options outstanding at January 3, 1998:



                                        OPTIONS OUTSTANDING                                             OPTIONS EXERCISABLE
----------------------------------------------------------------------------------------------------------------------------------
                                                           WEIGHTED
                                       NUMBER               AVERAGE             WEIGHTED                NUMBER            WEIGHTED
               RANGE OF           OUTSTANDING             REMAINING              AVERAGE           EXERCISABLE             AVERAGE
               EXERCISE            AT 1/03/98           CONTRACTUAL             EXERCISE            AT 1/03/98            EXERCISE
                 PRICES        (IN THOUSANDS)                  LIFE                PRICE         (IN THOUSANDS)              PRICE
----------------------------------------------------------------------------------------------------------------------------------
        $ 0.54 - $ 3.50                  306                    5.7               $ 3.08                   283              $ 3.25
        $ 4.38 - $ 7.63                  910                    6.5                 5.75                   910                5.75
        $ 8.13 - $11.38                  452                    7.8                 8.55                   452                8.55
        $12.13 - $14.75                  825                    8.6                13.39                    87               13.23
        $15.00 - $18.38                2,268                    9.2                16.57                   113               17.77
        $20.50 - $25.75                  282                    9.4                22.43                    51               21.17
----------------------------------------------------------------------------------------------------------------------------------
                                       5,043                                                             1,896
==================================================================================================================================

                                                   GenRad, Inc. and Subsidiaries



Notes to Consolidated Financial Statements for the Years ended January 3, 1998, December 28, 1996 and December 30, 1995


NOTE 7: STOCK PLANS (CONTINUED)


Employee Stock Purchase Plan: Under the Company's Employee Stock Purchase Plan, eligible employees may invest up to 10% of their base salary in shares of the Company's Common Stock. The purchase price of the shares is 85% of the fair market value of the stock on the offering commencement date or the offering termination date (typically three months after commencement date), whichever is lower. In 1994, the Plan was amended, increasing the amount of shares from 1,962,000 to 2,462,000. During the fiscal years ended January 3, 1998, December 28, 1996 and December 30, 1995, the Company issued 87,000, 74,000 and 39,000 shares under the Plan, respectively. At January 3, 1998, there were 1,873,000 shares available for future issuance.

Stock Based Compensation: The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation".

Had compensation cost been determined based on the fair value of the options at the grant dates for awards in 1997, 1996 and 1995 on a basis consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share on a fully diluted basis would have been reduced to the pro forma amounts indicated below:


(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
----------------------------------------


                                                                                            1997             1996              1995
NET INCOME-AS REPORTED                                                                   $41,295          $27,335           $12,271
NET INCOME-PRO FORMA                                                                      33,700           22,803            10,556
BASIC EARNINGS PER SHARE-AS REPORTED                                                        1.54             1.22              0.59
DILUTED EARNINGS PER SHARE-AS REPORTED                                                      1.43             1.11              0.56
BASIC EARNINGS PER SHARE-PRO FORMA                                                          1.25             1.01              0.51
DILUTED EARNINGS PER SHARE-PRO FORMA                                                        1.21             0.96              0.48


The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:


                                                                                            1997             1996              1995
EXPECTED LIFE (YEARS)                                                                          6                5                 4
INTEREST RATE                                                                                6.6%             6.5%              6.5%
VOLATILITY                                                                                  66.2%            63.0%             57.4%
DIVIDEND YIELD                                                                                 0%               0%                0%
FAIR VALUE OF OPTIONS GRANTED AT FAIR MARKET VALUE                                       $ 11.10          $  6.58           $  3.27
FAIR VALUE OF OPTIONS GRANTED BELOW FAIR MARKET VALUE                                    $  9.55              N/A               N/A


SFAS NO. 123 DOES NOT APPLY TO AWARDS PRIOR TO 1995.


Director Restricted Stock Plan: In 1994, the Company adopted the 1994 Director Restricted Stock Plan (amended in 1996), which contains provisions for restricted stock awards. Up to 50,000 shares of the Company's Common Stock may be issued under the Plan. On August 31 of each year, while the Plan is in effect, each eligible non-employee director is granted a restricted stock award of 2,500 shares of the Company's Common Stock. The awards are subject to certain restrictions that generally prohibit the transfer of any shares except upon the director's death or disability, upon the director's resignation with the consent of the Board of Directors, upon a change in control of the Company as defined under the Plan, or prior to the third anniversary of the award with certain restrictions remaining through the fifth anniversary. During 1997, 1996 and 1995, the Company granted restricted stock awards for 17,500, 10,500 and 10,500 shares, respectively. Compensation expense related to these awards was not significant in 1997, 1996 and 1995. At January 3, 1998 there were 4,000 shares available for future issuance.

Shareholder Rights Plan: GenRad has a shareholder rights program that was adopted June 17, 1988. Under the Plan, the holder of each share of the Company's Common Stock is entitled to purchase from the Company one share of Common Stock at a purchase price of $50.00 subject to adjustment. The Rights expire June 17, 1998 and are exercisable only if an individual or group has acquired or obtained the right to acquire beneficial

GenRad, Inc. and Subsidiaries



Notes to Consolidated Financial Statements for the Years ended January 3, 1998, December 28, 1996, and December 30, 1995


NOTE 7: STOCK PLANS (CONTINUED)

ownership of 20% or more of the Company's Common Stock or announces a tender or exchange offer that would result in such individual or group owning 30% or more of the Company's Common Stock. Such percentages may, at the Board's discretion be lowered, although in no event below 10%. When the Rights become exercisable, they separate from the Company's Common Stock. The Company is entitled to redeem the Rights in whole at $0.02 per Right under certain circumstances.

NOTE 8: INCOME TAXES

The components of income before income taxes consist of the following (in thousands):


                                                                                            1997             1996             1995
DOMESTIC                                                                                 $38,942          $24,082          $11,229
FOREIGN                                                                                   (1,196)           1,597            1,505
                                                                                         ------------------------------------------
                                                                                         $37,746          $25,679          $12,734
                                                                                         ==========================================



The provision (benefit) for income taxes consists of the following (in thousands):


                                               1997                               1996                              1995
-----------------------------------------------------------------------------------------------------------------------------------
                                      CURRENT         DEFERRED          CURRENT         DEFERRED         CURRENT          DEFERRED
-----------------------------------------------------------------------------------------------------------------------------------
FEDERAL                                $1,088         $ (5,388)           $ 219          $(2,480)         $    --          $    --
FOREIGN                                   671               --              520               --              420               --
STATE                                      80               --               85               --               43               --
                                       --------------------------------------------------------------------------------------------
                                       $1,839         $ (5,388)           $ 824          $(2,480)         $   463          $    --
                                       ============================================================================================

A reconciliation of tax on income at the federal statutory rate to the recorded income tax (benefit) provision is presented below (in thousands):


                                                                                            1997             1996             1995
TAX PROVISION AT STATUTORY RATE                                                          $13,211          $ 8,988          $ 4,330
STATE INCOME TAXES LESS RELATED FEDERAL INCOME TAX BENEFITS                                   52               55               28
REALIZATION OF DEFERRED TAX ASSETS                                                       (11,374)          (8,155)          (3,893)
NET REVERSAL OF DEFERRED TAX ASSET VALUATION ALLOWANCE                                    (5,388)          (2,480)              --
FOREIGN EARNINGS TAXED AT DIFFERENT RATES, INCLUDING WITHHOLDING TAXES                       (50)             (64)              (2)
                                                                                         ------------------------------------------
RECORDED INCOME TAX (BENEFIT) PROVISION                                                  $(3,549)         $(1,656)         $   463
                                                                                         ==========================================


The temporary differences and carryforwards that gave rise to the significant deferred tax assets and liabilities as of January 3, 1998 and December 28, 1996 were as follows (in thousands):


                                                                                                             1997             1996
DEFERRED TAX ASSETS:
   DOMESTIC NET OPERATING LOSSES                                                                         $ 44,181          $49,193
   RESEARCH AND DEVELOPMENT TAX CREDITS                                                                     8,670            9,569
   ALTERNATIVE MINIMUM TAX CREDIT                                                                             633               --
   FOREIGN NET OPERATING LOSSES NOT YET BENEFITED                                                             943               --
   INVENTORY VALUATION RESERVES                                                                             2,026            2,993
   RETIREMENT BENEFIT ACCRUALS                                                                              2,797            3,207
   RESTRUCTURING RESERVES, SEVERANCE AND LEASE COSTS OF UNUSED FACILITIES                                   2,848            4,136
   OTHER RESERVES                                                                                             939            1,978
                                                                                                         --------------------------
TOTAL DEFERRED TAX ASSETS                                                                                  63,037           71,076
VALUATION ALLOWANCE                                                                                       (53,162)         (66,678)
                                                                                                         --------------------------
NET DEFERRED TAX ASSETS                                                                                  $  9,875          $ 4,398
                                                                                                         --------------------------
DEFERRED TAX LIABILITIES:
   DEPRECIATION                                                                                          $ (1,779)         $(1,649)
   OTHER                                                                                                     (228)            (269)
                                                                                                         --------------------------
TOTAL DEFERRED TAX LIABILITIES                                                                             (2,007)          (1,918)
                                                                                                         --------------------------
NET DEFERRED TAXES RECORDED                                                                              $  7,868         $  2,480
                                                                                                         ==========================


                                                   GenRad, Inc. and Subsidiaries



Notes to Consolidated Financial Statements for the Years ended January 3, 1998, December 28, 1996 and December 30, 1995


NOTE 8: INCOME TAXES (CONTINUED)

Deferred income taxes are provided to reflect the future tax consequences of differences between the book and the tax basis of assets and liabilities. At January 3, 1998 and December 28, 1996, the Company had a net deferred tax asset of $61.0 million and $69.2 million, before valuation allowance, respectively. At January 3, 1998, $1.7 million of the Company's deferred tax asset was applicable to net operating losses generated by the disqualified disposition of stock options. When realized, the related tax benefit will be credited to paid-in capital.

The Company's net deferred tax asset consists primarily of the future tax benefits from domestic net operating loss carryforwards and other tax credits. Realization of the net deferred tax asset and future reversals of the valuation allowance depend on the Company's ability to generate taxable income during the respective carryforward periods. Under the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", the Company is required to recognize all or a portion of its net deferred tax asset if it is believed that it is more likely than not that all or a portion of the benefits of the carryforward losses and tax credits will be realized. In establishing the valuation reserve, management considers positive factors, including positive earnings in recent years, and negative factors including the tax basis losses incurred for eleven consecutive years through 1995; the scheduled expiration of certain tax credit and net operating loss carryovers; the competitive nature of the industry in which the Company sells its products and services; and uncertainties relating to the tax jurisdiction in which income will be generated. Based on all of these factors, primarily the positive taxable income in 1996 and 1997, the Company reversed $5.4 million and $2.5 million of the valuation allowance in the first quarter of 1997 and 1996, respectively. Management continues to assess the realizability of the net deferred tax asset on an ongoing basis, and believes that it is reasonably possible that an additional portion of the valuation allowance will be reduced in the near term.

It has been the practice of the Company to reinvest unremitted earnings of foreign subsidiaries outside the United States. Accordingly, the Company does not provide for federal income taxes that would result from the remittance of such earnings.

At January 3, 1998 the Company had, for tax purposes, domestic and foreign unused net operating loss carryforwards of $125.8 million and $3.0 million, respectively. The net operating losses are available to offset future income and will begin expiring in 2001. The Tax Reform Act of 1986 contains provisions that limit the net operating loss carryforwards available to be used in any given year upon the occurrence of certain events, including significant changes in ownership interests. For tax purposes, the Company has $8.7 million of investment and research credit carryforwards at January 3, 1998, which will expire starting in 1998. Net taxes paid were $1,065,000 in 1997, $154,000 in 1996 and $43,000 in 1995.


NOTE 9: RETIREMENT BENEFITS


U.S. Pension Plan: The Company maintains a noncontributory defined benefit pension plan which covered substantially all domestic employees. On January 31, 1995, the Company ceased all benefit accruals under this plan as part of redesigning the Company's employee benefit plans. Participants of the Plan who met the vesting requirements earned benefits based on years of service, age and the average of the employee's compensation during the last 10 years of his or her employment through January 31, 1995. The change resulted in a curtailment gain of $1.9 million, which is included in selling, general and administrative expenses in 1995. The Company's funding policy is to contribute amounts to the Plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Company determined to be appropriate from time to time.

On December 12, 1997, the Company used plan assets to purchase non-participating group annuity contracts for a group of participants which represented approximately one third of the Plan's liability. The purchase resulted in a $0.9 million gain in the fourth quarter of 1997 utilizing a 7-1/4% discount rate, which is included in selling, general and administrative expenses in 1997.

GenRad, Inc. and Subsidiaries



Notes to Consolidated Financial Statements for the Years ended January 3, 1998, December 28, 1996 and December 30, 1995


NOTE 9: RETIREMENT BENEFITS (CONTINUED)

Net pension cost included the following components (in thousands):


                                                                                            1997             1996              1995
SERVICE COST                                                                             $    --          $    --           $    66
INTEREST COST ON PROJECTED BENEFIT OBLIGATION                                              3,102            2,779             2,781
ACTUAL RETURN ON PLAN ASSETS                                                              (6,090)          (4,013)           (2,565)
NET DEFERRAL AND (AMORTIZATION)                                                            2,664              776              (368)
OTHER (BENEFIT)                                                                             (925)              --            (1,946)
                                                                                         -------------------------------------------
NET PERIODIC PENSION (BENEFIT)                                                           $(1,249)         $  (458)          $(2,032)
                                                                                         ===========================================


The Plan's funded status and amounts recognized in the Company's consolidated financial statements are as follows (in thousands):


                                                                                                              1997            1996
ACTUARIAL PRESENT VALUE OF ACCUMULATED PLAN BENEFITS, INCLUDING
   VESTED BENEFITS OF $30,737 AND $39,772                                                                 $(30,743)       $(39,800)
                                                                                                          =========================
ACTUARIAL PRESENT VALUE OF PROJECTED BENEFIT OBLIGATION FOR SERVICE RENDERED TO DATE                      $(30,743)       $(39,800)
PLAN ASSETS AT FAIR VALUE, PRIMARILY LISTED STOCK AND U.S. BONDS                                            28,171          38,679
                                                                                                          -------------------------
PROJECTED BENEFIT OBLIGATION IN EXCESS OF PLAN ASSETS                                                       (2,572)         (1,121)
UNRECOGNIZED NET ASSET AT TRANSITION                                                                        (1,929)         (3,282)
UNRECOGNIZED NET ACTUARIAL LOSS (GAIN)                                                                         243          (1,104)
                                                                                                          -------------------------
ACCRUED U.S. PENSION COST                                                                                 $ (4,258)       $ (5,507)
                                                                                                          =========================


The discount rate used in determining the actuarial present value of the projected benefit obligation was 7% and 7.5% at January 3, 1998 and December 28, 1996, respectively. There was no rate increase in future compensation levels to determine the actuarial present value of the projected benefit obligation at January 3, 1998 and December 28, 1996, as the Company ceased all benefit accruals on January 31, 1995. The rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 5% at December 31, 1994. The expected long-term rate of return on plan assets was 8% in 1997, 1996 and 1995. No contributions were required from the Company for 1997, 1996 or 1995.

The Company also sponsors a defined contribution plan. The plan covers employees who work at least 1,000 hours per year and provides for contributions by the employee between 1% and 15% of an employee's salary, which is capped by the maximum amount permitted by the Internal Revenue Code. The Company matches 50% of the first 6% of the employee's contributions. Pension expense recognized for the defined contribution plan totaled $1.0 million in 1997, $0.8 million in 1996 and $0.7 million in 1995.

Non-U.S. Plans: The Company has a defined benefit pension plan for one of its subsidiaries outside the U.S. For the non-U.S. defined benefit pension plan, the net pension cost included the following components (in thousands):


                                                                                            1997             1996             1995
SERVICE COST                                                                               $  98             $270             $141
INTEREST COST ON PROJECTED BENEFIT OBLIGATION                                                232              267              257
NET (AMORTIZATION) AND DEFERRAL                                                             (242)             129              (20)
                                                                                           ----------------------------------------
NET PERIODIC PENSION COST                                                                  $  88             $666              $378
                                                                                           ========================================


The Plan's unfunded status and amounts recognized in the Company's financial statements are as follows (in thousands):


                                                                                                             1997              1996
ACTUARIAL PRESENT VALUE OF ACCUMULATED PLAN BENEFITS, INCLUDING
   VESTED BENEFITS OF $3,039 AND $3,089                                                                   $(3,217)         $(3,217)
                                                                                                          =========================
ACTUARIAL PRESENT VALUE OF PROJECTED BENEFIT OBLIGATION FOR SERVICE RENDERED TO DATE                      $(3,688)         $(3,499)
UNRECOGNIZED NET ASSET AT TRANSITION                                                                          (45)             (56)
UNRECOGNIZED NET ACTUARIAL GAIN                                                                              (514)            (604)
                                                                                                          -------------------------
ACCRUED FOREIGN PENSION COST                                                                              $(4,247)         $(4,159)
                                                                                                          =========================


                                                   GenRad, Inc. and Subsidiaries



Notes to Consolidated Financial Statements for the Years ended January 3, 1998, December 28, 1996 and December 30, 1995


NOTE 9: RETIREMENT BENEFITS (CONTINUED)

The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 6.5% at January 3, 1998 and 7.5% at December 28, 1996.

Accrued Postretirement Benefits: Effective January 3, 1993, the Company put in place the provisions of Statement of Financial Accounting Standards No. 106 (SFAS No. 106), "Employer's Accounting for Postretirement Benefits Other Than Pensions", for its postretirement benefit plan. The Company provides certain health care and life insurance benefits for retired U.S. employees. Employees become eligible for these benefits when they reach normal retirement age while working for the Company. Prior to the adoption of this Statement, the cost was recognized as claims were paid. The Company's postretirement benefit plans were modified at the end of 1995 and include a limit on the cost of the Company's contributions for all retirees. The Plan is not funded.

The following table sets forth the Plan's projected funded status (in thousands):


                                                                                                             1997              1996
ACCUMULATED AND UNFUNDED POSTRETIREMENT BENEFIT OBLIGATION:
RETIRED EMPLOYEES                                                                                         $(6,812)         $(6,775)
ACTIVE EMPLOYEES                                                                                           (1,127)            (999)
                                                                                                          -------------------------
TOTAL ACCUMULATED AND UNFUNDED POSTRETIREMENT BENEFIT OBLIGATION                                           (7,939)          (7,774)
UNRECOGNIZED NET LOSS (GAIN)                                                                                   19             (269)
UNRECOGNIZED TRANSITION OBLIGATION                                                                          5,186            5,532
                                                                                                          -------------------------
ACCRUED POSTRETIREMENT BENEFIT COST                                                                       $(2,734)         $(2,511)
                                                                                                          =========================


The Company is recognizing the actuarial present value of the accumulated postretirement benefit obligation at transition on the delayed recognition method over 20 years.

Net periodic postretirement benefit costs for fiscal 1997, 1996 and 1995 include the following components (in thousands):


                                                                                            1997             1996              1995
SERVICE COST                                                                              $   72           $   62            $   95
INTEREST COST                                                                                557              505             1,028
AMORTIZATION OF UNRECOGNIZED NET ACTUARIAL LOSS                                                -                -                24
AMORTIZATION OF TRANSITION OBLIGATION                                                        346              345               582
                                                                                          -----------------------------------------
NET PERIODIC POSTRETIREMENT BENEFIT COST                                                  $  975           $  912            $1,729
                                                                                          =========================================


For measurement purposes, an 8.0%, 8.5% and 9.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for fiscal 1997, 1996 and 1995, respectively. The Company's annual per capita cost commitment for retiree medical care is capped at 1995 levels. As a result, the health care cost trend rate assumption does not have a significant effect on the amounts reported. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.0% at January 3, 1998 and 7.5% at December 28, 1996.

GenRad, Inc. and Subsidiaries



Notes to Consolidated Financial Statements for the Years ended January 3, 1998, December 28, 1996 and December 30, 1995


NOTE 10: LEASES

The Company leases certain manufacturing facilities, sales and service offices and equipment under operating leases. Total rental expense for these leases amounted to $7.1 million in 1997, $4.8 million in 1996 and $4.9 million in 1995.

The future minimum commitments as of January 3, 1998 for noncancelable operating leases are as follows (in thousands):


                                                                                   REAL ESTATE        EQUIPMENT             TOTAL
1998                                                                                   $ 6,506           $1,260           $ 7,766
1999                                                                                     5,456              939             6,395
2000                                                                                     4,853              310             5,163
2001                                                                                     4,510               36             4,546
2002                                                                                     4,478                2             4,480
THEREAFTER                                                                              44,320               --            44,320
                                                                                       ------------------------------------------
GROSS COMMITMENT                                                                       $70,123           $2,547           $72,670
LESS SUBLEASE INCOME                                                                     3,282               --             3,282
                                                                                       ------------------------------------------
NET COMMITMENT                                                                         $66,841           $2,547           $69,388
                                                                                       ==========================================


NOTE 11: CONTINGENCIES

On August 17, 1995, the Company settled litigation with a competitor relative to patent infringement. The Company had previously established reserves for legal fees and related costs with respect to the litigation. The settlement resulted in the elimination of previously established reserves and reduced selling, general and administrative expenses by $1.3 million in fiscal 1995.

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the results of operations or the financial position of the Company.


NOTE 12: FINANCIAL INFORMATION BY GEOGRAPHIC AREA

GenRad sells and services its products primarily through its own sales and service organizations consisting of sales offices and service centers located in the United States, the United Kingdom, Germany, France, Switzerland, Italy, Mexico, Malaysia and Singapore. Sales or service elsewhere is provided through independent representatives to whom GenRad provides technical and administrative assistance.

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

                                                   GenRad, Inc. and Subsidiaries



Notes to Consolidated Financial Statements for the Years ended January 3, 1998, December 28, 1996 and December 30, 1995


NOTE 12: FINANCIAL INFORMATION BY GEOGRAPHIC AREA (CONTINUED)


Certain information on a geographic basis (in thousands):


                                                                                            1997             1996              1995
NET SALES:
   NORTH AMERICA                                                                        $143,032         $104,268          $ 85,292
   INTERCOMPANY SALES                                                                     23,938           22,982            18,963
                                                                                        --------------------------------------------
     TOTAL NORTH AMERICA                                                                 166,970          127,250           104,255

   EUROPE                                                                                 93,729           79,277            73,461
   INTERCOMPANY SALES                                                                      3,881            1,332             2,869
                                                                                        --------------------------------------------
     TOTAL EUROPE                                                                         97,610           80,609            76,330
   ELIMINATIONS                                                                          (27,819)         (24,314)          (21,832)
                                                                                        --------------------------------------------
     TOTAL                                                                              $236,761         $183,545          $158,753
                                                                                        ============================================
OPERATING PROFIT:
   NORTH AMERICA                                                                        $ 30,965         $ 25,454          $ 13,441
   EUROPE                                                                                  6,752            3,122             2,872
   ELIMINATIONS                                                                              769           (2,720)               56
                                                                                        --------------------------------------------
     TOTAL                                                                              $ 38,486         $ 25,856          $ 16,369
                                                                                        ============================================
IDENTIFIABLE ASSETS:
   NORTH AMERICA                                                                        $119,200         $ 70,040          $ 43,689
   EUROPE                                                                                 59,757           45,725            43,717
                                                                                        --------------------------------------------
     TOTAL                                                                              $178,957         $115,765          $ 87,406
                                                                                        ============================================


North America sales include export sales of $30.0 million in 1997, $21.9 million in 1996 and $18.6 million in 1995.

Sales to one customer amounted to 10% of consolidated sales in 1997, 15% in 1996 and 16% in 1995. No other customer accounted for 10% or more of consolidated sales.

GenRad, Inc. and Subsidiaries



Supplementary Information


QUARTERLY INFORMATION (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS - UNAUDITED)


                                                         FIRST            SECOND            THIRD            FOURTH            YEAR
-----------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED JANUARY 3, 1998:
NET SALES AND SERVICE SALES                            $52,500           $61,050          $58,870           $64,341        $236,761
GROSS MARGIN                                            29,015            29,537           32,831            35,381         126,764
NET INCOME                                              11,717             7,921            9,605            12,052          41,295
NET INCOME PER COMMON AND COMMON
   EQUIVALENT SHARE:
   BASIC                                                   .45               .30              .36               .44            1.54
   DILUTED                                                 .42               .28              .33               .41            1.43
                                                       ----------------------------------------------------------------------------

YEAR ENDED DECEMBER 28, 1996:
NET SALES AND SERVICE SALES                            $43,554           $45,168          $46,152           $48,671        $183,545
GROSS MARGIN                                            22,835            24,222           23,898            25,453          96,408
NET INCOME                                               6,949             5,711            5,010             9,665          27,335
NET INCOME PER COMMON AND COMMON
   EQUIVALENT SHARE:
   BASIC                                                   .32               .26              .23               .39            1.22
   DILUTED                                                 .29               .24              .21               .36            1.11
                                                       ----------------------------------------------------------------------------


COMMON STOCK

As of February 13, 1998 there were 3,188 stockholders of record holding 27,376,983 shares.


DIVIDENDS

It is the policy of the Company to retain earnings to support the growth and expansion of the Company's business. Although the Company has paid dividends in the past, there are no plans to resume paying dividends. Payment of dividends is restricted by financing agreements to which the Company is a party.


STOCK PRICE INFORMATION


                                              1997                                1996
                                     HIGH              LOW               HIGH              LOW
----------------------------------------------------------------------------------------------
1ST QUARTER                      23-3/4             11-7/8             13-3/8            8-1/8
2ND QUARTER                      22-15/16           13-5/8             17-5/8           11-3/4
3RD QUARTER                      30-1/8             20-1/16            16-3/4           11-7/8
4TH QUARTER                      34                 23-7/16            23               15-5/8


This Annual Report contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from results discussed in the forward-looking statements due to a number of important factors, including, but not limited to, those discussed in the section "Factors That May Affect Future Results" of this Annual Report.

                                                  GenRad, Inc. and Subsidiaries



Investors' Reference Guide


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

BankBoston
c/o Boston EquiServe
Investor Relations Department
Mail Stop: 45-02-64
P.O. Box 8040
Boston, MA 02266-8040

Stockholders can access the EquiServe home page at the following web address: http://www.equiserve.com


INVESTOR RELATIONS

For information about the Company, please see the GenRad Home Page at http://www.genrad.com. Inquiries from stockholders and the financial community are welcome by telephone, fax or letter and should be directed to:


Walter A. Shephard                                          Nancy A. Miller
Treasurer and Vice President, Investor Relations            Director, Corporate Relations
GenRad, Inc.                                                GenRad, Inc.
101 Federal Street, 22nd Floor                              101 Federal Street, 22nd Floor
Boston, MA 02110-1817                                       Boston, MA 02110-1817
(978) 589-7440 Phone                                        (978) 589-7144 Phone
(978) 589-2002 Fax                                          (978) 589-2002 Fax
shephardwa@genrad.com                                       millern@genrad.com


FORM 10-K AND OTHER DOCUMENTS

The Company's Form 10-K for the fiscal year ended January 3, 1998, filed with the Securities and Exchange Commission, interim reports and additional information about the Company, its products, and the market it serves, can be obtained by request to the Corporate Relations office (above).

By using GenRad, Inc.'s Investor Relations FAX-ON-DEMAND Service, you can receive GenRad's most current stockholder information.
Please call 1-800-469-1261.


ANNUAL MEETING

The Annual Meeting of Stockholders will be held in Boston, Massachusetts on Thursday, May 14, 1998, 11:00 a.m. at the BankBoston auditorium. All stockholders are cordially invited to attend.


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

GenRad, Inc. and Subsidiaries



Corporate Data


DIRECTORS

William S. Antle III (1,2)
President and Chief Executive Officer
Oak Industries, Inc.

Russell A. Gullotti (1,3)
Chairman, President and Chief Executive Officer
National Computer Systems, Inc.

Lowell B. Hawkinson (2,4)
Chairman and Chief Executive Officer
Gensym Corporation

James F. Lyons
President and Chief Executive Officer
GenRad, Inc.

Richard G. Rogers (2,4)
President
Tokyo Electron Massachusetts, Inc.

William G. Scheerer (3,4)
President
Performance QUEST LLC

Adriana Stadecker (1,3)
Director, Human Resources
BTR plc.

Ed Zschau (1,2,4)
Professor of Management
Harvard Business School

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Corporate Governance Committee
(4) Member of the Technology and Quality Committee


SENIOR MANAGEMENT TEAM

James F. Lyons
President and Chief Executive Officer

Paul Geere
Vice President, Managing Director
Advanced Diagnostic Solutions

Lori B. Hannay
Vice President, Worldwide Human Resources

Sarah H. Lucas
Vice President, Chief Strategic Officer

Gary H. Mueller
Vice President, General Manager
Mitron Corporation

Paul Pronsky, Jr.
Vice President, Chief Financial Officer
and Secretary

Brian C. Quirk
Vice President, Global Manufacturing

Michael W. Schraeder
Vice President, Worldwide Sales and Service

Nan Xia
Vice President, Global Software Development


CORPORATE OFFICE

7 Technology Park Drive
Westford, Massachusetts 01886-0033 USA


MANUFACTURING AND SERVICE CENTERS

Advanced Diagnostic Solutions
Manchester, UK
Dearborn, Michigan USA

Electronic Manufacturing Systems
Westford, Massachusetts USA

Mitron Corporation
Portland, Oregon USA

Test Technology Associates, Inc.
Milpitas, California USA
Fern Park, Florida USA
Hudson, Massachusetts USA
Lewisville, Texas USA


SALES OFFICES

Irvine, California USA
San Jose, California USA
Altamonte Springs, Florida USA
Arlington Heights, Illinois USA
Frederick, Maryland USA
Westford, Massachusetts USA
Novi, Michigan USA
Portland, Oregon USA
Plano, Texas USA
Cedex, France
Ismaning, Germany
Milan, Italy
Penang, Malaysia
Guadalajara, Mexico
Science Park, Singapore
Zurich, Switzerland
Maidenhead, UK
Manchester, UK
Windsor, UK



40